SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

PROTECTION ONE, INC.

(Name of Subject Company)

PROTECTION ONE, INC.

(Names of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

743663403

(CUSIP Number of Class of Securities)

J. Eric Griffin

Vice President, General Counsel and Secretary

1035 N. 3rd Street

Lawrence, Kansas 66044

(785) 856-5500

(Name, address and telephone number(s) of person authorized to receive notice and communications on behalf of the person(s) filing statement)

Copies To:

R. Scott Falk, P.C.

Roger D. Rhoten

Kirkland & Ellis LLP

300 North LaSalle

Chicago, Illinois 60654

(312) 862-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is Protection One, Inc., a Delaware corporation (the “Company,” “Protection One,” “we” or “us”). The address of the principal executive offices of the Company is 1035 N. 3rd Street, Lawrence, Kansas 66044, and its telephone number is (785) 856-5500.

Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, par value $0.01 per share, of the Company (the “Shares,” each a “Share” and the holders of such Shares the “Shareholders”). As of April 30, 2010, 25,435,221 Shares were outstanding, including restricted Shares.

Item 2. Identity and Background of Filing Person

Name and Address

The name, address and telephone number of the Company, which is the person filing this Statement, are set forth above in Item 1.

Tender Offer

This Schedule 14D-9 relates to the tender offer (the “Tender Offer” or “Offer”) by Protection Acquisition Sub, Inc., a Delaware corporation (“Acquisition Sub”) and indirect wholly-owned subsidiary of Protection Holdings, LLC, a Delaware limited liability company (“Parent”), to purchase all of the Company’s outstanding Shares for $15.50 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in Acquisition Sub’s Offer to Purchase dated May 3, 2010 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference. The Tender Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), which was filed by Acquisition Sub with the U.S. Securities and Exchange Commission (the “SEC”) on May 3, 2010. Parent is controlled by (i) GTCR Fund IX/A, L.P., a Delaware limited partnership (“Fund IX/A”); (ii) GTCR Fund IX/B, L.P., a Delaware limited partnership (“Fund IX/B” and together with Fund IX/A, the “GTCR Funds”); (iii) GTCR Partners IX, L.P., a Delaware limited partnership (“Partners IX”), by virtue of it being the general partner of Fund IX/A and Fund IX/B; and (iv) GTCR Golder Rauner II, L.L.C., a Delaware limited liability company (“GTCR”), by virtue of it being the general partner of Partners IX.

The Tender Offer is being made pursuant to an Agreement and Plan of Merger, dated as of April 26, 2010, among Parent, Acquisition Sub and the Company (the “Merger Agreement”). The Merger Agreement provides, among other things, that after consummation of the Tender Offer, Acquisition Sub will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation and an indirect wholly-owned subsidiary of Parent (“Surviving Corporation”). At the effective time of the Merger (the “Effective Time”), each outstanding Share (other than Shares owned by Parent, Acquisition Sub, the Company and its subsidiaries and Shares with respect to which dissenters rights are properly demanded and perfected) will be converted into the right to receive the Offer Price. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

The Schedule TO states that the address of Acquisition Sub is 300 N. LaSalle Suite 5600, Chicago, IL 60654.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

(a)	Arrangements with Directors and Executive Officers of the Company

In considering the recommendation of the Company’s board of directors (the “Board” or “Board of Directors”) to tender the Shares in the Offer, Shareholders should be aware that the Company’s executive officers and certain directors have agreements or arrangements that may provide them with interests that may differ from, or be in addition to, those of Shareholders generally. The Board was aware of these agreements and arrangements during its deliberations of the merits of the Merger Agreement and in determining to make the recommendation set forth in this Schedule 14D-9. The Company’s executive officers are Richard Ginsburg (President and Chief Executive Officer), Darius G. Nevin, (Executive Vice President and Chief Financial Officer), Peter Pefanis (Executive Vice President and Chief Operating Officer), E. Andy Devin (Treasurer and Vice President of Finance), Joseph Sanchez (Senior Vice President Customer Operations) Tony Wilson (President of Security Monitoring Services, Inc. (d/b/a CMS)), J. Eric Griffin (Vice President, General Counsel and Secretary) and Sarah Strahm (Chief Accounting Officer). The Company’s directors are Peter Ezersky, Richard Ginsburg, Alex Hocherman, Raymond C. Kubacki, Robert J. McGuire, Thomas J. Russo, Edward Sippel, Michael Weinstock and Arlene Yocum. Mr. Ezersky is a Managing Member of Quadrangle GP Investors LLC, Mr. Sippel is a Managing Member of Quadrangle GP Investors LLC and Mr. Hocherman is a Vice President of Quadrangle Group LLC, an affiliate of Quadrangle GP Investors LLC. Mr. Weinstock is a Managing Principal of Monarch Alternative Capital LP.

Director and Officer Indemnification and Insurance

All existing rights of directors and officers of the Company to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Effective Time in connection with such person serving as a director or officer, whether asserted or claimed, prior to, at or after the Effective Time will continue after the Merger. In addition, Parent and the Surviving Corporation have agreed to indemnify, and advance expenses to, the directors and officers of the Company for acts or omissions in connection with such person serving as a director or officer and in connection with the Merger, Merger Agreement or any related transactions for a period of six years after the Effective Time.

Prior to the Effective Time, the Company will, and Parent has agreed to if the Company is unable to, obtain and fully pay for “tail” insurance policies with a claims period of at least six years from the Effective Time from a carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance, with benefits and levels of coverage that are no less favorable than the Company’s existing policies with respect to matters existing or occurring at or prior to the Effective Time. If the Company (or Parent) for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Company will, and Parent will cause the Company to, either (1) continue to maintain in effect for a period of at least six years from and after the Effective Time the directors’ and officers’ liability insurance and fiduciary liability insurance in place as of the date of the Merger Agreement with benefits and levels of coverage no less favorable than provided in the Company’s existing policies as of the date of the Merger Agreement or (2) use reasonable best efforts to purchase comparable directors’ and officers’ liability insurance and fiduciary liability insurance for such six-year period with benefits and levels of coverage no less favorable than provided in the Company’s existing policies as of the date of the Merger Agreement (although neither the Company nor Parent will be required to expend more than an amount per year equal to 300% of the current annual premiums paid by the Company prior to April 26, 2010 for such insurance).

Effect of the Offer and the Merger Agreement on Stock Options, Restricted Share Units, Restricted Stock, Stock Appreciation Rights and Shares held by Directors and Executive Officers

Options

The Merger Agreement provides that each outstanding option to acquire the Company’s shares granted pursuant to the Company’s 1997 Long-Term Incentive Plan or 2008 Long-Term Incentive Plan, or Integrated Alarm Systems Group, Inc.’s 2003 Stock Option Plan or 2004 Stock Incentive Plan (in each case assumed in connection with the Company’s acquisition of Integrated Alarm Systems Group, Inc. on April 2, 2007), that is outstanding immediately prior to the Acceptance Time (as defined in the Merger Agreement) will, upon the Acceptance Time, automatically fully vest (if not already vested) and convert into the right to receive an amount in cash equal to the product of (i) the aggregate number of Company Shares into which the applicable option was exercisable and (ii) the Offer Price less the exercise price of the applicable option, less any applicable tax withholding and without interest. There are no options outstanding under the Integrated Alarm System Group, Inc.’s 2004 Stock Incentive Plan.

The Merger Agreement provides that each outstanding option granted pursuant to the Company’s 2004 Stock Option Plan that is outstanding immediately prior to the Acceptance Time will, upon the Acceptance Time, automatically fully vest (if not already vested) and convert into the right to receive (in accordance with the terms of the applicable option grant agreements) on the tenth calendar day (or first business day thereafter) following the Acceptance Time, an amount in cash equal to the product of (i) the aggregate number of Company Shares into which the applicable option was exercisable and (ii) the Offer Price less the exercise price of the applicable option, plus interest of 6% per annum on such amount between the Acceptance Time and the date on which the amount is paid and less any applicable tax withholding.

If the exercise price of any option described above is equal to or greater than the Offer Price, it will be canceled without any cash payment being made to the holder of such option.

As of the date hereof, Messrs. Ginsburg, Nevin, Pefanis, Devin, Wilson, Griffin and Sanchez and one independent director, Mr. Kubacki, hold 833,717; 523,831; 506,241; 15,400; 15,650; 15,500; 16,000; and 1,450 options, respectively. Based on the options held as of the date hereof , assuming the Acceptance Time occurs on June 2, 2010, the number of unvested options to purchase Shares held by Messrs. Ginsburg, Nevin, Pefanis, Devin, Wilson, Griffin, Sanchez and Mr. Kubacki, that would vest upon the Acceptance Time equals 195,182; 130,284; 113,694; 0; 0; 208; 0; and 0 options, respectively. Based on options held as of the date hereof, upon completion of the Offer and Merger, Messrs. Ginsburg, Nevin, Pefanis, Devin, Wilson, Griffin, Sanchez and Mr. Kubacki would receive a cash payment in an amount equal to $6,747,986.30; $4,267,264.06; $4,167,724.06; $134,700.00; $134,700.00; $97,200.00; $134,700; and $0, respectively, with respect to all of their options, less any applicable withholding taxes.

Restricted Share Units

The Merger Agreement provides that each restricted share unit outstanding immediately prior to the Acceptance Time will convert into one Share at the Acceptance Time. Thereafter, immediately prior to the Effective Time, such Shares will convert into the right to receive the applicable merger consideration. As of the date hereof, each of Messrs. Kubacki, McGuire and Russo and Ms. Yocum, the Company’s independent directors, hold 26,287 restricted share units. Based on their restricted share units held as of the date hereof, assuming the Acceptance Time occurs on June 2, 2010, all of the restricted share units held by each of Messrs. Kubacki, McGuire and Russo and Ms. Yocum would vest upon the Acceptance Time and each would have the right to receive a cash payment immediately prior to the Effective Time of $407,448.50 with respect to their restricted share units, less any applicable withholding taxes. No other officers or directors of the Company hold restricted share units.

Restricted Shares

The Merger Agreement provides that each restricted Share outstanding immediately prior to the Acceptance Time will convert into the right to receive the Offer Price upon the Acceptance Time. As of the date hereof, Messrs. Ginsburg, Nevin and Pefanis hold 50,000; 25,000; and 25,000, restricted Shares, respectively. Based on their restricted Shares held as of the date hereof, assuming the Acceptance Time occurs on June 2, 2010, the restrictions on 50,000; 25,000; and 25,000 of the restricted Shares held by Messrs. Ginsburg, Nevin and Pefanis, respectively, would lapse and they would receive a cash payment at the Acceptance Time of $775,000.00; $387,500.00; and $387,500.00 respectively, with respect to their restricted Shares, less any applicable withholding taxes. No other officers or directors of the Company hold restricted Shares.

Stock Appreciation Rights

The Merger Agreement provides that all stock appreciation rights outstanding immediately prior to the Acceptance Time will vest (if not already vested) and be converted into the right to receive at the Acceptance Time an amount in cash equal to the redemption price applicable to such stock appreciation right, less any required withholding taxes. As of the date hereof, Messrs. Ginsburg, Nevin and Pefanis hold 1,082,374; 722,485; and 630,484 stock appreciation rights, respectively. Based on their stock appreciation rights held as of the date hereof, assuming the Acceptance Time occurs on June 2, 2010, the stock appreciation rights held by each of Messrs. Ginsburg, Nevin and Pefanis that would vest at the Acceptance Time are 1,082,374; 722,485; and 630,484, respectively, and each would receive a cash payment at the Acceptance Time of $1,143,409.14; $763,225.99; and $666,036.51, respectively, with respect to their stock appreciation rights, less any applicable withholding taxes. No other officers or directors of the Company hold stock appreciation rights.

Shares

The Company’s directors and executive officers also hold Shares and may tender their Shares for acceptance in the Offer. Each Share not tendered in the Offer will be converted into the right to receive the Offer Price immediately prior to the Effective Time. Based on the Shares held as of the date hereof, the number of Shares beneficially owned by Messrs. Ginsburg, Nevin, Pefanis, Griffin, Devin, Wilson Sanchez, McGuire, Kubacki, Russo and Ms. Yocum (which does not include any restricted shares or restricted share units) are 130,711; 149,111; 33,397; 8,704; 6,847; 7,391; 7,794; 19,052; 6,632; 6,052; and 7,502, respectively, and the cash payment each such person would receive upon tendering such Shares in the Offer or upon receipt of the Offer Price in the Merger in exchange for such Shares is $2,026,020.50; $2,311,220.50; $517,653.50; $134,912.00; $106,128.50; $114,560.50; $120,807.00; $295,306.00; $102,796.00; $93,806.00; and $116,281.00, respectively. Ms. Strahm does not hold any Shares. Mr. Ezersky, Mr. Sippel and Mr. Hocherman disclaim beneficial ownership of the Shares held by Quadrangle (as defined under “Arrangements with Principal Stockholders” below). Mr. Weinstock disclaims beneficial ownership of the Shares held by Monarch (as defined under “Arrangements with Principal Stockholders” below).

Employment Agreements

Each of the Company’s executive officers, other than Ms. Strahm, has an employment agreement with the Company that provides for, among other things, severance rights.

On February 22, 2010, the Company entered into amended and restated employment agreements with Messrs. Ginsburg, Nevin and Pefanis (the “Amended Employment Agreements”). The amendments to the previously existing employment agreements of these executives were intended to provide for continuity of management in the context of a potential change of control of the Company. The amendments in the Amended Employment Agreements, among other things, (i) broadened the non-competition provisions to prohibit employment with any entity that provides security monitoring services within the continental United States and Canada for 18 months if 50% or more of the executive’s equity awards granted on February 22, 2010 (the “New Equity Awards”) vest, (ii) modified the change of control tax gross-up provisions to provide that either (x) payouts under the New Equity Awards would be reduced to avoid any excise tax or (y) the executive would keep the equity award payouts and pay the related excise tax, and (iii) modified the definition of “good reason” to allow the executive the right to terminate his employment with good reason upon the Company’s common stock ceasing to be publicly traded on an established national stock exchange in connection with or following a change of control. Upon completion of the Offer and Merger, a change of control will have occurred and the Company’s Shares will cease to be traded on an established national stock exchange, which will permit Messrs. Ginsburg, Nevin and Pefanis to terminate their employment with the Company for “good reason” and entitle them to the severance benefits described below. Qualifying terminations of Mr. Ginsburg’s employment and Mr. Nevin’s employment are expected to occur shortly after completion of the Offer and Merger.

Pursuant to the terms of the Amended Employment Agreements, a termination of employment by the Company other than for “cause” (including a notice of non-renewal provided by the Company) or by the executive for “good reason,” constitutes a “qualifying termination,” and upon a qualifying termination Mr. Ginsburg, Mr. Nevin and Mr. Pefanis would each be entitled to receive:

•	a lump-sum cash payment equal to the sum of:

•	annual base salary and bonus amounts earned but not previously paid through the date of the termination;

•

a bonus equal to the average bonus over the preceding three years (the average annual bonus) pro-rated for the fiscal year in which the termination occurs, less any amount paid to the executive pursuant to the Company’s annual incentive plan for the fiscal year in which the termination occurs; and

•	the cash equivalent of any accrued paid time off,

•	a lump-sum cash payment equal to the sum of:

•	2.0 (or 2.99 for terminations within four months prior to or one year after a “change in control”) times the executive officer’s annual base salary plus

•	2.0 (or 2.99 for terminations within four months prior to or one year after a “change in control”) times the executive officer’s average annual bonus, and

•	continued participation for three years in the Company’s medical, dental and life insurance plans, plus a gross-up for taxes on such benefits.

Assuming that the Offer and Merger are completed on June 2, 2010 and a qualifying termination occurs with respect to Messrs. Ginsburg, Nevin and Pefanis immediately thereafter, each such person would be entitled to receive $2,602,410.11; $1,717,599.15; and $1,558,065.33, respectively, plus continued participation for three years in the Company’s medical, dental and life insurance plans, estimated to be approximately $45,000-$60,000 (including tax gross-ups) for each executive based on current insurance premiums.

Messrs. Griffin, Devin, Wilson and Sanchez also have employment agreements that provide for severance upon a qualifying termination. A qualifying termination is defined as a termination of employment by us other than for “cause” (including a notice of non-renewal provided by the Company) or by the executive for “good reason.” Unlike the Amended Employment Agreements, the consummation of the Offer and Merger alone do not constitute “good reason.” Upon a qualifying termination, Messrs. Griffin, Devin, Wilson and Sanchez would be entitled to receive:

•	a lump-sum cash payment equal to:

•	annual base salary and bonus amounts earned but not previously paid through the date of the termination;

•

a bonus equal to the average bonus over the preceding three years (the average annual bonus) pro-rated for the fiscal year in which the termination occurs, less any amount paid to the executive pursuant to the Company’s annual incentive plan for the fiscal year in which the termination occurs; and

•	the cash equivalent of any accrued paid time off,

•	a lump-sum cash payment equal to the sum of:

•	1.0 (or 1.99 for terminations within four months prior to or one year after a “change in control”) times his annual base salary plus

•	1.0 (or 1.99 for terminations within four months prior to or one year after a “change in control”) times his average annual bonus, and

•

continued participation for one year (or two years for terminations within four months prior to or one year after a “change in control”) in the Company’s medical, dental and life insurance plans, plus a gross-up for taxes on such benefits.

Assuming that the Offer and Merger are completed on June 2, 2010 and a qualifying termination occurs with respect to Messrs. Griffin, Devin, Wilson and Sanchez immediately thereafter, each such person would be entitled to receive $678,503.97; $499,742.25; $742,606.19; and $589,357.42, respectively, plus continued participation for two years in the Company’s medical, dental and life insurance plans, estimated to be approximately $30,000-$40,000 (including a tax gross-up) for each executive based on current insurance premiums.

The employment agreements with Messrs. Ginsburg, Nevin, Pefanis, Griffin, Devin, Sanchez and Wilson require the Company, under certain circumstances, to reimburse them for all excise taxes that are imposed on the executive under Section 280G and any income and excise taxes that are payable by the executive as a result of any reimbursements for Section 280G excise taxes (excluding any Section 280G excise taxes as a result of the vesting of the New Equity Awards). However, the Company does not expect any amounts to be paid to Messrs. Ginsburg, Nevin, Pefanis, Griffin, Devin, Sanchez or Wilson pursuant to these provisions as a result of the Offer and Merger.

The employment agreements with Messrs. Ginsburg, Nevin and Pefanis include non-competition provisions that generally restrict their ability to directly or indirectly own, manage, operate, join, control or participate in the ownership, management, operation or control of, or be connected as a director, officer, employee, partner, lender, consultant or otherwise, with an entity that provides security monitoring services within the continental United States or Canada for a period of 18 months after termination of employment.

The employment agreements with Messrs. Griffin, Devin, Wilson and Sanchez include non-competition provisions that generally restrict their ability to directly or indirectly own, manage, operate, join, control or participate in the ownership, management, operation or control of, or be connected as a director, officer, employee, partner, lender, consultant or otherwise, with an entity engaged in the business of providing property monitoring services with revenue in excess of $160,000,000 during the most recent 12 month period for which financial statements are available, for a period of two years after termination of employment if the executive receives the severance amounts provided for in his employment agreement (or one-year otherwise).

All of the employment agreements also subject the executives to ongoing confidentiality obligations and non-disparagement covenants and non-solicitation covenants during the terms of the non-competition periods.

Director Compensation

The Company grants $65,000 of restricted share units annually to each of the Company’s independent directors in June of each year, at or near the time of the Company’s annual meeting of stockholders. As a result of the proposed transactions, in lieu of granting the Company’s independent directors $65,000 of restricted share units which would automatically vest and convert at the Acceptance Time (as defined in the Merger Agreement) into the right to receive $15.50 per restricted share unit (less any applicable withholding), as an administrative convenience, the Board and a Special Independent Committee of the Compensation Committee approved a cash payment to each of the independent directors in the amount of $65,000 to be paid prior to the completion of the Offer and Merger which is expected to take place in June 2010 (or at around the time of the Company’s next annual meeting of stockholders, if earlier). These payments in lieu of grants are contemplated by and permitted by the Merger Agreement.

Management Stockholder’s Agreements

Quadrangle, Monarch Master Funding Ltd., the Company and certain executive officers are party to a Management Stockholder’s Agreement, dated as of February 8, 2005, which includes, among other things, transfer restrictions on the executive officers’ Shares, drag-along rights in favor of Quadrangle, tag-along rights in favor of the executive officers, a right of first offer of the transfer of Shares in favor of Quadrangle and Monarch Master Funding Ltd. and piggyback registration rights. The transfer restrictions in the Management Stockholder’s Agreement will not restrict the executive officers’ ability to transfer their Shares in connection with the transactions contemplated by the Merger Agreement and the Tender and Support Agreements described below.

(b)	Arrangements with Principal Stockholders

POI Acquisition, L.L.C. (“Quadrangle”), an affiliate of Quadrangle Group LLC, owns 11,803,887 Shares, or approximately 46.41% of the Shares outstanding on April 26, 2010, and Monarch Alternative Capital LP and/or certain of its affiliates (“Monarch”) own 5,917,732 Shares, or 23.27% of the Shares outstanding on April 26, 2010. Collectively, Quadrangle and Monarch own over 60% of the outstanding Shares on a fully diluted basis. In considering the recommendation of the Board to tender the Shares in the Offer, Shareholders should be aware that Quadrangle and Monarch have agreements or arrangements that may provide them with interests that differ from, or are in addition to, those of Shareholders generally. See—“Tender Offer and Support Agreements” below. The Board was aware of these agreements and arrangements during its deliberations of the merits of the Merger Agreement and in determining to make the recommendation set forth in this Schedule 14D-9.

Tender Offer and Support Agreements

Each of Quadrangle and Monarch has entered into a Tender and Support Agreement (together, the “Tender and Support Agreements”) with Parent and Acquisition Sub pursuant to which they have each agreed (i) to tender all of their Shares into the Offer immediately prior to the Expiration Date (as defined in the Merger Agreement), subject to certain conditions being met and (ii) to support the Merger and the other transactions contemplated by the Merger Agreement, including by way of voting their Shares in favor of the transactions contemplated by the Merger Agreement and refraining from otherwise transferring their Shares or soliciting, initiating, proposing or knowingly facilitating or encouraging a transaction other than those contemplated by the Merger Agreement. The Tender and Support Agreements will terminate upon the earliest of (i) the mutual agreement of Parent and Quadrangle or Monarch, as applicable, (ii) the Effective Time, (iii) the termination of the Merger Agreement in accordance with its terms or (iv) the delivery of written notice of termination by Quadrangle or Monarch, as applicable, to Parent, following (a) any amendment to the Merger Agreement effected without the prior written consent of Quadrangle or Monarch, as applicable, or (b) any amendment to the terms or conditions of the Offer unless such amendment is either permitted by certain sections of the Merger Agreement without the approval of the Company or previously approved by Quadrangle or Monarch, as applicable. The foregoing description of the Tender and Support Agreements does not purport to be complete and is qualified in its entirety by reference to the Tender and Support Agreements, which include certain other obligations and restrictions. The Tender and Support Agreements are filed as Exhibits (e)(3) and (e)(4) hereto and are incorporated herein by reference.

Stockholders Agreement and Letter Agreement

Quadrangle, Monarch Master Funding Ltd. and the Company are party to an Amended and Restated Stockholders Agreement, dated as of April 2, 2007, which includes, among other things, voting arrangements with respect to the composition of the Board, transfer restrictions on their Shares, drag-along rights in favor of Quadrangle, tag-along rights in favor of Monarch, and a right of first offer of the transfer of Shares of Quadrangle in favor of Monarch and Monarch in favor of Quadrangle and certain of its Affiliates (as defined therein). On April 26, 2010, Quadrangle, Monarch Master Funding Ltd. and the Company entered into an agreement to waive the transfer restrictions, rights of first offer and drag-along and tag-along rights, as applicable. In addition, the Company agreed to pay the legal fees and expenses of Quadrangle and Monarch, up to a maximum amount of $700,000, collectively.

Registration Rights Agreement

The Company is party to a registration rights agreement with Quadrangle and Monarch Master Funding Ltd. which provides, among other things, that we will register, upon notice, Shares owned by such parties. Under the registration rights agreement, Quadrangle is permitted up to four demand registrations and Monarch is permitted up to two demand registrations, subject to certain conditions described in the agreement. The registration rights agreement also provides Quadrangle and Monarch with piggyback registration rights and requires the Company to pay the expenses in connection with any registration.

2008 Credit Agreement

On March 14, 2008, Protection One Alarm Monitoring, Inc., a wholly-owned subsidiary of the Company, as borrower, and the Company, as a guarantor, entered into a credit agreement for an unsecured term loan in the amount of $110,340,000 (the “Term Loan”) due March 14, 2013 and which bears interest at the prime rate plus 11.5% per annum. The Term Loan lenders include, among others, entities affiliated with Quadrangle and Monarch. The lenders affiliated with Quadrangle and Monarch each hold $22,670,000 of the outstanding principal amount of the Term Loan. The Term Loan will be repaid at the time of the consummation of the Offer and lenders affiliated with Quadrangle and Monarch, will each receive $22,670,000, plus accrued and unpaid interest from March 15, 2010 to the date of repayment.

(c)	Arrangements with Parent and its Affiliates

The Merger Agreement

The Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference, governs the contractual rights among Parent, Acquisition Sub and the Company in relation to the Tender Offer and the Merger. The Merger Agreement has been filed as an exhibit to this Schedule 14D-9 to provide Shareholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about Parent, Acquisition Sub or the Company in the Company’s public reports filed with the SEC. In particular, the Merger Agreement and the summary of terms set forth in the Offer to Purchase and incorporated by reference herein are not intended to be, and should not be relied upon as, disclosure regarding any facts and circumstances relating to Parent, Acquisition Sub or the Company. The representations and warranties contained in the Merger Agreement have been negotiated among the parties thereto with the principal purpose of establishing the circumstances in which Acquisition Sub and Parent may have the right not to consummate the Tender Offer and Merger, or a party may have the right to terminate the Merger Agreement if the representations and warranties, covenants or other agreements of the other party prove to be untrue due to a change in circumstance or otherwise, and to allocate risk between the parties, rather than establishing matters as facts. The representations and warranties, covenants or other agreements may also be subject to a contractual standard of materiality different from those generally applicable to Shareholders and are qualified by information set forth on confidential schedules. Accordingly, Shareholders should not rely on the representations and warranties contained in the Merger Agreement as matters of fact.

Guaranty

Also as an inducement to the Company to enter into the Merger Agreement and undertake the transactions contemplated thereby, including the Tender Offer and the Merger, Fund IX/A (the “Guarantor”) has provided the Company with a guaranty (the “Guaranty”) in favor of the Company guaranteeing the payment of (i) any termination fee payable by Parent to the Company and (ii) other reimbursement and indemnification obligations of Parent and Acquisition Sub under the Merger Agreement and costs of collection (including attorneys’ fees) associated with enforcing the Company’s rights under the Merger Agreement up to a maximum of $2,000,000. The foregoing summary of the Guaranty does not purport to be complete and is qualified in its entirety by reference to that document, which includes certain conditions and limitations including termination provisions. The Guaranty is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Exclusivity Agreement

The Company and GTCR entered into an exclusivity agreement dated April 22, 2010 (the “Exclusivity Agreement”) in connection with a possible negotiated transaction between the parties. The Company agreed, among other things, not to (i) initiate, solicit, encourage, discuss, negotiate or accept any inquiries, proposals or offers with any person or entity other than GTCR for the sale of more than 5% of the assets or Shares of the Company, or any merger, consolidation, recapitalization, reorganization, or other extraordinary transaction of the Company and (ii) furnish information to any other person or entity relating to such a transaction, in each case until 11:59 p.m. Eastern Daylight Time on April 26, 2010. The foregoing summary of the Exclusivity Agreement does not purport to be complete and is qualified in its entirety by reference to the Exclusivity Agreement. The Exclusivity Agreement is filed as Exhibit (e)(5) hereto and is incorporated herein by reference.

Confidentiality Agreement

The Company and GTCR entered into a confidentiality agreement dated January 25, 2010 (the “Confidentiality Agreement”) in connection with a possible negotiated transaction between the parties. Under the Confidentiality Agreement, GTCR agreed, subject to certain exceptions, to keep confidential any non-public information concerning the Company and agreed to certain “standstill” and employee non-solicitation provisions for the protection of the Company. The foregoing summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement. The Confidentiality Agreement is filed as Exhibit (e)(6) hereto and is incorporated herein by reference.

Item 4. The Solicitation or Recommendation

Solicitation/Recommendation

After consideration, including review of the terms and conditions of the Offer in consultation with the Company’s financial and legal advisors and discussion with the Transactions Committee, the Board, by unanimous vote at a meeting on April 25, 2010, determined that the terms of the Offer are fair to and in the best interests of the Shareholders, and the Board unanimously approved and declared advisable the Offer, the Merger and the Merger Agreement.

Accordingly, for the reasons described in more detail below, the Board, among other things, has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of Protection One and the Shareholders, (ii) duly approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger and (iii) recommended that the Shareholders accept the Offer, and tender their Shares to Acquisition Sub in the Offer and, to the extent applicable, approve and adopt the Merger Agreement and the Merger.

In reaching the conclusions and in making the recommendation described above, the Board consulted with Protection One’s management and the Transactions Committee as well as Protection One’s financial and legal advisors and took into account a number of reasons, described under “Reasons for the Recommendation of the Board” below.

Background of the Offer; Reasons for Recommendation

Background of the Offer

Our Board of Directors has, from time to time since 2006, reviewed with management the potential strategic direction and alternatives for the Company in light of market, economic, competitive and other conditions and developments. Several parties, including GTCR, have periodically contacted the Company and expressed an interest in exploring a business combination or acquisition transaction. As a result of these Board initiatives and inquiries, our management has held strategic discussions with a number of potential parties from time to time over the past several years.

In May 2008, GTCR contacted Quadrangle about its interest in Protection One. In June 2008, representatives of Quadrangle met with representatives of GTCR to discuss GTCR’s interest. In June and July 2008, Quadrangle discussed with the Board of Directors the nature of GTCR’s interest. The Board authorized the execution of a nondisclosure agreement with GTCR on July 15, 2008, and the Company thereafter shared some limited information with GTCR. Based on that information, GTCR made an oral preliminary proposal to acquire up to 49% of the outstanding Shares from Quadrangle and Monarch for $8.00 to $8.50 per Share. GTCR indicated that it was not interested in an acquisition of a controlling interest in the Company because the state of the debt markets at that time would make it difficult to refinance the Company’s existing indebtedness, which would be required upon a change in control. The Board of Directors determined not to pursue this proposal and subsequently requested that GTCR return all confidential information previously provided to it.

On October 21, 2008, representatives of GTCR met with representatives of Quadrangle and Monarch and members of the Board of Directors in New York City. At that meeting, GTCR presented a new proposal for an acquisition of a significant minority stake in the Company. On November 20, 2008, GTCR sent Quadrangle a term sheet reflecting the terms on which it proposed to make such an acquisition. On December 8, 2008, Quadrangle sent GTCR a revised term sheet reflecting the terms on which it was prepared to discuss a transaction. During a conference call on December 12, 2008 between GTCR and Quadrangle, the parties concluded that they were too far apart on such issues as price, structure and governance and determined to abandon transaction discussions.

In May 2009, GTCR communicated to Quadrangle via e-mail that it was developing a proposal to acquire the entire Company. In October 2009, GTCR approached Quadrangle with a proposal to acquire all of the outstanding Shares at $8.00 per share. Representatives of Quadrangle shared the proposal with the Board of Directors, which concluded that, if and when it were prepared to solicit interests in acquiring the Company, it could maximize the price paid to Shareholders by running a competitive auction process rather than entering into bilateral negotiations. Representatives of Quadrangle then responded to GTCR that the Company was not currently for sale.

At a meeting held on November 25, 2009, our Board of Directors once again discussed the advisability of exploring various strategic alternatives and, after thorough deliberations, determined to authorize such an exploration. In light of the fact that such an exploration was expected to be time intensive and in order to ensure an efficient and nimble process, the Board created an ad hoc independent transactions committee of the Board (the “Transactions Committee”) and delegated to the Transactions Committee the responsibility to manage the strategic process. The Board retained full authority to approve or disapprove any particular transaction recommended by the Transactions Committee. Each of Peter Ezersky, Alex Hocherman, Robert J. McGuire and Michael Weinstock was appointed to serve on the Transactions Committee. At the meeting, the Board of Directors also engaged Kirkland & Ellis LLP as legal counsel for the strategic process.

The Transactions Committee interviewed numerous investment banks to serve as financial advisor to the Company and, on December 24, 2009, engaged J.P.Morgan Securities Inc. (“J.P.Morgan”) to provide financial advisory services in connection with the exploration of strategic alternatives. In connection with such services, the Company will pay a fee to J.P.Morgan contingent upon the completion of the Offer and the Merger. Although the amount of such fee cannot be finally calculated until the closing of the transaction, it is expected that the fee will be approximately $8,850,000 (after offsetting the portion of the Lazard fee for which J.P.Morgan has agreed to be responsible, as described below), plus reimbursement of out-of-pocket expenses. Over the next several weeks, Company personnel worked intensively with representatives of J.P.Morgan to produce a confidential information memorandum regarding the Company that could be shared with potential buyers. On January 20, 2010, we publicly announced that management and the Board had begun a process to explore and evaluate strategic alternatives, including a possible sale of the Company, in order to maximize Shareholder value.

Beginning on January 20, 2010 and continuing through February 19, 2010, J.P.Morgan contacted 134 potential corporate and financial buyers for Protection One. That group of potential buyers included 60 corporate buyers and 74 financial sponsors. Of the 134 potential buyers contacted, 65 (15 corporate buyers and 50 financial sponsors) negotiated confidentiality agreements with the Company and its counsel between January 25 and February 19, 2010 and received copies of the confidential information memorandum describing the Company and its businesses. Each Confidentiality Agreement executed by the 65 potential buyers contained a standstill provision that, among other things, restricted the ability of each such bidder to acquire or seek to acquire the assets or securities of Protection One without the Company’s consent.

On January 29, 2010, the Transactions Committee met to receive an update from J.P.Morgan regarding communications with potential buyers. Representatives of J.P.Morgan reviewed the interest levels expressed by the various potential buyers in exploring a possible transaction with Protection One. The Transactions Committee also discussed and approved the content of a letter that J.P.Morgan would circulate to interested buyers in February to solicit preliminary indications of interest.

On February 23, 2010, in response to J.P.Morgan’s request for preliminary indications of interest in the Company, 17 potential buyers submitted letters indicating an interest in acquiring Protection One. On February 24, 2010, an eighteenth potential buyer submitted a preliminary indication of interest. Of the 18 bidders, four were corporate buyers and 14 were financial sponsors. Preliminary offer prices ranged from $7.76 to $17.25 per Share.

On February 25, 2010, the Transactions Committee met with representatives of J.P.Morgan to review and assess the preliminary indications of interest. Based on the value ranges and other proposed terms of a transaction included in each of the various indications of interest, the Transactions Committee determined to permit 9 of the 18 potential buyers to proceed in the process (2 corporate buyers and 7 financial sponsors). The proposals from these 9 parties included offer prices that ranged from $9.50 per share to $15.22 per share. The Transactions Committee also considered whether J.P.Morgan’s affiliate, J.P. Morgan Chase Bank, N.A., should be permitted to arrange debt financing and provide specific financing guidance for an acquisition by any of the 9 selected bidders. The Transactions Committee took into account the fact that J.P.Morgan and its affiliates played a leading role in a refinancing of the Company’s debt in November 2009 and therefore had recent familiarity with the Company’s business and confidence that it could again lead a successful financing. The Transactions Committee concluded that allowing J.P.Morgan to provide acquisition financing would facilitate a transaction and therefore be in the best interests of the Company and its Shareholders, while recognizing that if a J.P.Morgan affiliate acted as a lender to the buyer of Protection One, the Company would engage a different investment bank to provide an independent fairness opinion to the Board of Directors regarding the price to be paid in the transaction. Accordingly, the Transactions Committee authorized J.P.Morgan and its affiliates to provide financing to any bidder that so requested.

In early March 2010, J.P.Morgan sent bid process letters to the 9 potential buyers who were selected to proceed into the second round of bidding.

From March 3 to March 16, 2010, Protection One’s management made separate presentations to each of the 9 selected bidders. On March 8, 2010, we opened an online data room in order to provide access to additional confidential information of the Company to the 9 potential buyers invited to continue in the process. On March 16, 2010, we made a management presentation to GTCR.

On March 15, 2010, the Transactions Committee met to review the material terms of the proposed draft Merger Agreement that would be circulated to the remaining bidders. Representatives of Kirkland & Ellis LLP described the structure of the proposed transaction and the key provisions relating to representations and warranties, covenants, closing conditions, termination rights, remedies and treatment of Company stock options, restricted share units and warrants. Representatives of J.P.Morgan discussed with the Transactions Committee the process timeline and the status of the management presentations.

On March 17, 2010, the Transactions Committee met with J.P.Morgan to discuss narrowing the list of prospective buyers, scheduling site visits and establishing a deadline for final bids. During the weeks of March 22 and March 29, members of the Transactions Committee interviewed representatives of various independent investment banks regarding a possible engagement to conduct an analysis of, and issue an opinion regarding, the fairness of the price to be paid in the transaction.

Between March 23 and April 20, 2010, we hosted 13 site visits at our Dallas, Texas and Wichita and Lawrence, Kansas facilities, as well as meetings with management in which potential buyers conducted in-person due diligence interviews. In addition, the Company held over 40 telephone calls with potential buyers conducting financial, legal, accounting, intellectual property, human resource and tax due diligence. On March 26 and April 7, 2010, GTCR and its representatives visited our Dallas, Texas site. On April 7 and April 12, 2010, representatives of GTCR conducted additional diligence at the offices of Protection One’s auditor, Deloitte, in Kansas City, Missouri.

On March 29, 2010, J.P.Morgan sent final bid instruction letters to the 9 potential buyers who received management presentations and performed due diligence investigations of Protection One. Enclosed with each letter was a draft Merger Agreement and related documentation prepared by Kirkland & Ellis LLP. The letters indicated that the final bid deadline would be April 20, 2010, and bidders were encouraged to submit comments or questions on the draft Merger Agreement by April 13, 2010 in order to allow the Transactions Committee to provide feedback to the bidders prior to the final bid deadline. The bidders were also advised that offers that minimized or eliminated conditionality or delay would be favorably received.

On April 8, 2010, the Transactions Committee, having been informed that several of the potential buyers remaining in the process had indicated a desire to include J.P.Morgan or its affiliates in the group of lenders proposing to finance their bids, engaged Lazard Frères & Co. LLC (“Lazard”) as an independent investment bank to render, upon request, an opinion to the Board of Directors regarding the fairness, from a financial point of view, to the Company or its Shareholders of the price to be paid in an acquisition of the Company. Also on April 8, the Company entered into letter agreements with J.P.Morgan to: (i) amend the December 24, 2009 engagement letter with J.P.Morgan to reflect the engagement by the Company of an independent financial advisor to provide the fairness opinion to the Board of Directors and the agreement by J.P.Morgan to reimburse the Company for one-half of Lazard’s fee and to permit J.P.Morgan to participate in the financing of an acquisition of the Company and (ii) confirm the process to be followed by J.P.Morgan in providing financing to any potential buyer.

Beginning on April 13, 2010, we received preliminary comments on the draft Merger Agreement from certain of the bidders. GTCR submitted preliminary comments on the draft Merger Agreement on April 15, 2010. On April 16, 2010, the Transactions Committee met in order to hear a report from Kirkland & Ellis LLP regarding the various comments received to date on the bid draft Merger Agreement. Both Lazard and J.P.Morgan also attended the meeting. From April 16 -18, 2010, representatives of Kirkland & Ellis LLP, J.P.Morgan and the Transactions Committee had numerous telephonic discussions regarding the guidance to be given to the bidders in order to allow them to improve the competitiveness of their final bids on April 20, 2010. Also from April 16 -18, representatives of Kirkland & Ellis LLP held numerous telephone calls with counsel to the various bidders, including GTCR, to convey that guidance. On the evening of April 18, 2010, bidders that had submitted comments on the draft Merger Agreement, including GTCR, were provided with specific guidance in writing on how their drafts could be improved and were informed of the Transactions Committee’s focus on (i) speed of execution, (ii) certainty of closing the transaction and (iii) remedies for the Company in case the transaction did not close.

On April 20, 2010, in response to J.P.Morgan’s March 29, 2010 bid instruction letter, four of the potential buyers (including GTCR) submitted final bids, including in the case of three of them a complete set of documents setting forth the terms on which each such bidder was prepared to execute a transaction with us.

In the evening of April 20, 2010, the Transactions Committee met to receive an initial presentation from J.P.Morgan regarding the financial terms of the bids and an initial presentation from Kirkland & Ellis LLP regarding the contract terms of the bids. Representatives of Lazard also attended the meeting. Four bidders submitted proposals to acquire the company at prices ranging from $10.75 to $15.00 per Share. The Transactions Committee agreed to meet again the next morning to receive more detailed presentations from its financial and legal advisors.

On April 21, 2010, the Transactions Committee received a detailed description from representatives of Kirkland & Ellis LLP regarding the bidders’ comments to the bid draft Merger Agreement. Representatives of Lazard also attended the meeting. Following a thorough review, the Transactions Committee instructed J.P.Morgan and Kirkland & Ellis LLP to hold further bid discussions with GTCR, which had bid $15.00 per Share, and another bidder (“Bidder A”), which had bid $14.00 per Share but which offered relatively attractive terms on remedies and a clear transaction timeline. Both GTCR and Bidder A included a requirement in their proposals that Monarch and Quadrangle be contractually committed to the transaction, whether by executing a tender and support agreement in the case of GTCR’s proposal, or by entering into a voting agreement in the case of Bidder A’s proposal.

In discussions with J.P.Morgan on April 21 and April 22, 2010, representatives of Bidder A confirmed its bid at $14.00 per Share. Following discussions between J.P.Morgan and GTCR on April 21 and April 22, 2010, GTCR revised its bid to $15.50 per Share on the condition that Protection One immediately enter into exclusive negotiations with GTCR through 11:59 p.m. on Sunday, April 25, 2010. In its revised bid, GTCR also included more favorable provisions regarding remedies in the event that the transaction failed to close and provided more detail on its anticipated transaction timetable. The Transactions Committee met on April 22 to discuss the fact that Bidder A had declined to increase its price; the fact that the finalization of definitive agreements with Bidder A was likely to be more time-consuming; and the revised bid from GTCR, focusing on, among other things, five critical factors: (i) price, (ii) speed of execution, (iii) certainty of closing the transaction, (iv) remedies in the event that the transaction did not close and (v) the time period needed to execute definitive agreements. The Transactions Committee agreed that (i) GTCR’s bid price was superior to any other bid; (ii) the tender offer structure proposed by GTCR was likely to allow for faster speed of execution than the structures proposed by any other bidder; (iii) the terms of financing provided by GTCR’s lenders were tighter and more favorable than those provided by Bidder A’s lenders, thereby providing a greater certainty of closing; (iv) the remedies for failure to close being proposed by GTCR, including the payment of significant termination fees to the Company in the event of certain breaches, including a failure by GTCR to complete the tender offer when the financing is available to do so, made it likely that the transaction would be completed if all conditions to closing were satisfied; and (v) GTCR was in a position to enter into definitive agreements on a faster timetable than Bidder A. In light of these facts, the Transactions Committee authorized the Company to execute an exclusivity letter with GTCR that prohibited us from holding transaction discussions with any other party until 11:59 p.m. on April 25, 2010.

On the night of April 22, 2010, Kirkland & Ellis LLP delivered to GTCR’s counsel, Latham & Watkins LLP, a revised draft Merger Agreement and related documents reflecting the terms that the Company proposed to modify from GTCR’s bid drafts. On Friday morning, April 23, 2010, representatives of Kirkland & Ellis LLP, together with counsel to Quadrangle from Davis Polk & Wardwell LLP, began negotiating with representatives of Latham & Watkins LLP regarding the final terms of Agreement and Plan of Merger and related transaction documents. Following the meeting, Kirkland & Ellis LLP continued to negotiate with Latham & Watkins LLP the terms of the Merger Agreement, the Guaranty and the equity and debt commitment letters with a focus on improving the terms in favor of Protection One.

In the afternoon of April 23, 2010, the Board of Directors held a telephonic meeting in order for the members of the Transactions Committee to update the full Board on the most recent activity in the bid process and describe the negotiations to date with GTCR. At that meeting, J.P.Morgan reviewed the auction process for the Board of Directors, Lazard presented to the Board of Directors its analysis of the fairness, from a financial point of view, of GTCR’s offer price of $15.50 per Share and Kirkland & Ellis LLP advised the directors as to the legal issues presented by the proposed transaction documents.

In the evening of Sunday, April 25, 2010, the Transactions Committee and the Board of Directors met in joint session to hear presentations from J.P.Morgan regarding the negotiation process with GTCR and to review the final bids of GTCR, Bidder A and the other potential buyers of the Company; from Lazard regarding its analysis of and conclusions regarding the fairness, from a financial point of view, of the $15.50 per Share offer price; and from Kirkland & Ellis LLP regarding the final negotiated terms of the Merger Agreement with GTCR and the directors’ fiduciary obligations in considering the authorization of the negotiated Merger Agreement. Lazard issued its oral opinion, subsequently confirmed in writing on April 26, 2010, that as of such date, and based upon and subject to the assumptions, procedures, factors, qualifications and limitations set forth in the written opinion, the price of $15.50 per Share to be paid to Shareholders (other than Parent and Acquisition Sub) in the Offer and Merger is fair, from a financial point of view, to such holders. See —“Opinion of the Company’s Financial Advisor, Lazard Frères & Co. LLC” in Item 8 below. The Transactions Committee then resolved to recommend to the full Board that it approve the Merger Agreement and recommend to the Shareholders that they tender their Shares in the Offer. Following such discussion, the Board of Directors unanimously approved the Merger Agreement, the related agreements and the transactions contemplated thereby and resolved to recommend that Shareholders tender their Shares in the Offer.

On the morning of April 26, 2010, Parent, Acquisition Sub and Protection One executed the Merger Agreement, Fund IX/A and Protection One executed the Guaranty and Quadrangle and Monarch, respectively, executed the separate Tender and Support Agreements with Parent and Acquisition Sub.

On April 26, 2010, Protection One and GTCR issued press releases announcing the execution of the Merger Agreement and the terms of the proposed transaction.

Reasons for the Recommendation of the Board

The Board, in reaching its unanimous decision to (i) determine that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of Protection One and the Shareholders, (ii) duly approve and declare advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger and (iii) recommend that the Shareholders accept the Offer, and tender their Shares to Acquisition Sub in the Offer and, to the extent applicable, approve and adopt the Merger Agreement and the Merger, consulted with Protection One’s management and its legal and financial advisors and the Transactions Committee and have considered and evaluated a number of factors, including:

•

The Board’s belief that the Offer Price of $15.50 per Share represents full and fair value for the Shares, taking into account the Board’s familiarity with the historical and prospective operating environment and financial performance of Protection One, and the level of certainty of this value in cash in the Offer compared to the risks and uncertainty associated with the operation of Protection One’s business.

•	The relationship of the Offer Price of $15.50 per Share to the current trading price and the historical trading prices of the Shares, including:

¡	the fact that the Offer Price represents a 13% premium over the $13.76 per Share closing price on April 23, 2010, the last trading price prior to the execution of the Merger Agreement;

¡

the fact that the Offer Price represents a 118% premium over the $7.10 per Share closing price on January 19, 2010, the last business day before Protection One’s public announcement that it was considering a possible sale of the Company;

¡	the fact that the Offer resulted from a publicly announced broad auction process in which a large number of strategic and financial buyers were invited to, and actually did, participate; and

¡

the fact that the Offer Price represents a 40% premium over the highest closing price ($11.10 per Share) during the two year period prior to Protection One’s public announcement on January 20, 2010 that it was considering a possible sale of the Company.

•	The fact that the consideration to be received by the Shareholders in the Offer and the Merger will consist entirely of cash, which will provide liquidity and certainty of value to the Shareholders.

•

The Board’s belief, after consultation with Protection One’s financial and legal advisors and review of the other strategic opportunities reasonably available to Protection One, including continuing to operate as an independent company or pursuing a business combination transaction with another party, in each case taking into account the potential benefits, risks and uncertainties associated with those other opportunities, that completion of the Offer and consummation of the Merger represent Protection One’s best prospect for maximizing Shareholder value.

•	The fact that the transaction is structured as a tender offer, so that:

¡

the completion of the Offer and delivery to the Shareholders of the Offer Price, can occur on a prompt basis, reducing the period of uncertainty during the pendency of the transaction to the Shareholders, employees and customers; and

¡	the completion of the Offer will be followed by a second-step Merger, in which stockholders who do not tender their Shares in the Offer will receive the same cash price as the Offer Price.

•	The fact that Acquisition Sub will be required to extend the Offer beyond the initial expiration date of the Offer if the conditions to the completion of the Offer are not satisfied as of such date.

•

The opinion of Lazard, delivered to the Board orally on April 25, 2010, and subsequently confirmed in writing, that, as of such date and based upon and subject to the assumptions, procedures, factors, qualifications and limitations set forth in the written opinion, the $15.50 per Share in cash to be paid to the Shareholders (other than Parent or Acquisition Sub) in the Offer or the Merger, was fair, from a financial point of view, to such Shareholders, as more fully described below in Item 8.

•

The Board’s belief that the Offer will be completed and the Merger will be consummated, based on, among other things, the limited number of conditions to the Offer and the Merger, the absence of a financing condition, the financing structure proposed by GTCR, and the remedies that are available under the Merger Agreement in the event of various breaches by Parent or Acquisition Sub or failure to obtain financing.

•

The availability of statutory appraisal rights to the Shareholders who do not tender their Shares in the Offer and otherwise comply with all the required procedures under Delaware General Corporation Law (“DGCL”), which allows such stockholders to seek appraisal of the fair value of their Shares as determined by the Delaware Court of Chancery.

•	The fact that the Guarantor guaranteed certain obligations of Parent and Acquisition Sub.

The Board has also considered a variety of risks and other potentially negative factors concerning the Offer and the Merger. These factors included the following:

•

The fact that Protection One’s public Shareholders will cease to participate in the Company’s future earnings growth or benefit from any future increase in its value following the Merger and the possibility that the price of the Shares might have increased in the future to a price greater than $15.50 per Share.

•	The restrictions that the Merger Agreement imposes on soliciting competing proposals and the fact that the Merger Agreement cannot be terminated by the Company in the event of a Superior Proposal.

•

The possibility that the termination fee of $8,000,000 payable by Protection One to Parent may discourage other bidders and, if the Merger Agreement is terminated, impact Protection One’s ability to engage in another transaction for up to nine months should the Offer not be completed.

•

The fact that completion of the Offer and the Merger would require antitrust clearance and the satisfaction of certain other closing conditions that are not within Protection One’s control, including that no material adverse effect on Protection One has occurred.

•

The fact that the gains from the transactions contemplated by the Merger Agreement would be taxable to Shareholders for U.S. federal income tax purposes, and any gains from any appraisal proceeding could be taxable for U.S. federal income tax purposes to Shareholders who perfect their appraisal rights.

•

The possible disruption to Protection One’s business and the possible effect on the ability of Protection One to retain or attract key personnel that may result from the announcement of the Offer and the Merger and the resulting distraction of the attention of Protection One’s management.

•	The fact that Protection One’s executive officers and directors may have interests in the transaction that are different from, or in addition to, those of Protection One’s other Shareholders.

•

The restrictions imposed by the Merger Agreement on the conduct of Protection One’s business prior to completion of the Offer which could delay or prevent Protection One from undertaking business opportunities that may arise during that time.

•	The fact that Quadrangle and Monarch entered into Tender and Support Agreements, the terms of which require them to tender their Shares in the Offer (subject to certain conditions being met).

•

The fact that if the Offer is completed and only Quadrangle and Monarch tendered their Shares, then Acquisition Sub would be able to exercise the Top-Up Option (as defined below) and consummate the Merger without a Shareholder vote because Acquisition Sub, with the Top-Up Option, would acquire more than 90% of Protection One’s outstanding Shares.

•

The provisions of the Merger Agreement that provide, subject to certain conditions, Parent with the ability to obtain representation on the Board proportional to Acquisition Sub’s ownership of Shares upon completion of the Offer.

•	The fact that the Merger Agreement contains certain termination rights for Acquisition Sub’s benefit and the Company’s remedies for such termination are limited to a termination fee.

•

The risks and costs to Protection One if the Offer is not completed or the Merger is not consummated, including the diversion of management and employee attention, potential employee attrition, potential disruptive effect on business and customer relationships, and the payment by Protection One of its expenses associated with the Offer and Merger.

Considerations of the Board

The foregoing discussion of the information and factors considered by the Board is not meant to be exhaustive, but includes the material information, factors and analyses considered by the Board in reaching its conclusions and recommendation in relation to the Offer, the Merger, the Merger Agreement and the transaction proposed thereby, including the Offer and the Merger. The members of the Board evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of Protection One, taking into account the advice of Protection One’s financial and legal advisors. In light of the variety of factors and amount of information that the Board considered, the members of the Board did not find it practicable to provide specific assessment of, quantify or otherwise assign any relative weights to, the factors considered in determining its recommendation. However, the recommendation of the Board was made after considering the totality of the information and factors involved. Individual members of the Board may have given different weights to different factors. In addition, in arriving at its recommendation, the Board, and each director individually, was aware of the interests of certain officers and directors of Protection One as described in Item 3.

Intent to Tender

As discussed in Item 3 above, the Company’s two largest Shareholders, Quadrangle and Monarch, entered into Tender and Support Agreements in which they each have agreed to tender their Shares in the Offer immediately prior to the Expiration Date (as defined in the Merger Agreement) and subject to certain conditions being met. The Tender and Support Agreements are filed as Exhibits (e)(3) and (e)(4) hereto and are incorporated herein by reference. To the knowledge of Protection One, after making reasonable inquiry, all of Protection One’s executive officers and directors currently intend to tender all Shares held of record or beneficially by such persons for purchase pursuant to the Offer.

Item 5. Persons/Assets, Retained, Employed, Compensated or Used.

The Company has retained Lazard solely to render an opinion to the Transactions Committee and the Board, in connection with, the Company’s analysis and consideration of, and response to, the Offer, the Merger and the Merger Agreement. Lazard will be paid $1,250,000 for such services, will be reimbursed for its reasonable out–of–pocket expenses (including fees and disbursements of their respective legal counsel), and will be indemnified against certain liabilities relating to or arising out of the engagement.

The Company has also retained Finsbury Ltd. as its public relations advisor in connection with the Offer, the Merger and the Merger Agreement. The Company has agreed to pay customary compensation to Finsbury Ltd. for such services. In addition, the Company has agreed to reimburse Finsbury Ltd. for its reasonable out–of–pocket expenses and to indemnify it and certain related persons against certain liabilities relating to or arising out of the engagement.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the Shareholders on its behalf with respect to the Offer or the Merger.

Item 6. Interest in Securities of the Subject Company.

No transactions with respect to Shares have been effected by the Company or, to the Company’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the past 60 days.

Item 7. Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Schedule 14D-9 or the Offer to Purchase, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (i) a tender offer for or other acquisition of the Company’s securities by the Company, any of its subsidiaries, or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as set forth in this Schedule 14D-9 or the Offer to Purchase, there are no transactions, resolutions of the Board or the Transactions Committee, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8. Additional Information.

U.S. Antitrust Laws

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules promulgated thereunder (together, the “HSR Act”) by the Federal Trade Commission (“FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements. Guarantor and the Company filed a Premerger Notification and Report Form under the HSR Act with respect to the Offer with the Antitrust Division and the FTC on April 28, 2010. The waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m. New York time, May 13, 2010 (being the 15th calendar day from the time of filing), unless earlier terminated by the FTC or the Antitrust Division. However, before such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from Guarantor. Guarantor and the Company intend to make a request pursuant to the HSR Act for early termination of the waiting period applicable to the Offer. There can be no assurance, however, that the 15-day HSR Act waiting period will be terminated early.

Private parties who may be adversely affected by the proposed transaction and individual states may also bring legal actions under the antitrust laws.

Appraisal Rights

The Company is incorporated under the laws of the State of Delaware. Pursuant to DGCL Section 262, “appraisal rights” are available to stockholders who properly exercise such rights in connection with a merger or consolidation effected pursuant to certain Sections of the DGCL.

Shareholders will not have appraisal rights in connection with the tender of Shares into the Offer. However, Shareholders may have the right, pursuant to the provisions of Section 262 of the DGCL, to demand appraisal of their Shares at such time as the Merger is consummated. Shareholders immediately prior to the effective time of the Merger who (i) do not vote in favor of such Merger (or consent thereto in writing) if such vote or consent is required, and (ii) perfect their appraisal rights by complying with the procedures set forth in Section 262 of the DGCL, will be entitled, under Section 262 of the DGCL, to file a petition demanding a judicial determination of the “fair value” of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) determined by the Delaware Court of Chancery. Following such determination, the dissenting Shareholder will be entitled to receive a cash payment equal to such fair value from the Surviving

Corporation. In addition, such dissenting Shareholders will be entitled to receive payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their Shares. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the price per Share ultimately paid in the Offer or the Merger or the market value of the Shares. The value so determined could be more or less than the price per Share paid in the Offer or the Merger.

Appraisal rights cannot be exercised at this time. If appraisal rights become available at a future time, the Company will provide additional information to the Shareholders concerning their appraisal rights and the procedures to be followed in order to perfect those appraisal rights before any action has to be taken in connection with such rights.

The foregoing summary of the rights of stockholders to seek appraisal under Delaware law does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The perfection of appraisal rights requires strict adherence to the applicable provisions of the DGCL.

Top-Up Option

Pursuant to the terms of the Merger Agreement, the Company has granted to Acquisition Sub an option (the “Top-Up Option”), exercisable in whole, but not in part, to purchase at a price per Share equal to the Offer Price such number of Shares that, when added to the number of Shares owned by Parent and Acquisition Sub as of immediately prior to the exercise of the Top-Up Option, constitutes one Share more than 90% of the number of Shares outstanding immediately after such issuance. Acquisition Sub may exercise the Top-Up Option at any time after it accepts for payment Shares tendered and not properly withdrawn pursuant to the Offer.

Parent or Acquisition Sub may pay the Company the aggregate price required to be paid for the Top-Up Option Shares by delivery of an unsecured, non-negotiable and non-transferable promissory note, bearing simple interest at 3% per annum, with principal and interest due one year after the purchase of the Top-Up Option Shares, prepayable in whole or in part without premium or penalty.

The Top-Up Option will terminate upon the earlier of the Effective Time and the termination of the Merger Agreement in accordance with its terms. The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting Acquisition Sub to effect a “short-form” merger pursuant to applicable Delaware law at a time when the approval of the Merger at a meeting of the Shareholders of the Company would otherwise be assured because of Acquisition Sub’s and Parent’s collective ownership of a majority of the Shares following completion of the Offer.

Short-Form Merger Statute

Under DGCL Section 253, if Acquisition Sub acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Acquisition Sub will be able to effect a “short-form” merger with the Company without a vote of the Shareholders.

Section 14(f) Information Statement

The Information Statement attached as Annex A hereto is being furnished in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Board, other than at a meeting of the Shareholders as described in Item 3 above and in the Information Statement, and is incorporated herein by reference.

Financial Projections

The Company’s management does not as a matter of course make public projections as to future performance or earnings and is especially wary of making projections for extended periods due to the significant unpredictability of the underlying assumptions and estimates. However, the Company provided, among other information, certain financial projections prepared by the Company’s management to GTCR, Parent, Acquisition Sub, the Board, J.P.Morgan and Lazard in connection with their consideration of the Offer and the Merger.

The financial projections reflect numerous estimates and assumptions with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to the Company’s business, all of which are difficult to predict and many of which are beyond the Company’s control. These financial projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, these financial projections constitute forward-looking information and are subject to risks and uncertainties, including the various risks set forth in the Company’s periodic reports filed with the SEC. The financial projections cover multiple years and such information by its nature becomes less reliable with each successive year.

Important factors that may affect actual results and result in projected results not being achieved include, but are not limited to, the Company’s changes in technology that may make the Company’s services less attractive or obsolete or require significant expenditures to upgrade; loss of a relationship with alarm system manufacturers, suppliers and third party service providers; competition, including competition from companies that are larger than the Company and have greater resources; the development of new services or service innovations by the Company’s competitors; losses of customers over time and difficulty acquiring new customers; changes in federal, state or local government or other regulations or standards affecting the Company’s operations; limited access to capital which may affect the Company’s ability to invest in the acquisition of new customers; the potential for environmental or man-made catastrophes in areas of high customer concentration; changes in conditions affecting the economy or security alarm monitoring service providers generally; potential liability for failure to respond adequately to alarm activations; and changes in management.

The financial projections were prepared solely for internal use and not with a view toward public disclosure or toward complying with generally accepted accounting principles or “GAAP,” the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The financial projections included below were prepared by the Company’s management. Neither the Company’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the financial projections included below, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the financial projections. Furthermore, the financial projections do not take into account any circumstances or events occurring after the date they were prepared.

The Company will make publicly available its actual results of operations for the quarter ended March 31, 2010 in a Quarterly Report on Form 10-Q that is expected to be filed with the SEC on or around May 13, 2010. You should review this Quarterly Report on Form 10-Q as soon as it becomes available. The Company’s filings with the SEC are available at www.sec.gov. Readers of this Schedule 14D-9 are strongly cautioned not to place undue reliance on the financial projections set forth below.

The inclusion of the projections in this Schedule 14D-9 should not be regarded as an indication that any of the Company, Acquisition Sub, Parent or their affiliates, advisors or representatives considered or consider the projections to be predictive of actual future events, and the projections should not be relied upon as such. None of the Company, Acquisition Sub, Parent or their respective affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the projections to reflect circumstances existing after the date such projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. None of the Company, Acquisition Sub or Parent intends to make publicly available any update or other revisions to the projections, except as required by law. None of the Company, Acquisition Sub, Parent or their respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any Shareholder or other person regarding the ultimate performance of the Company compared to the information contained in the projections or that forecasted results will be achieved. The Company has made no representation to Parent or Acquisition Sub or their affiliates, in the Merger Agreement or otherwise, concerning the projections. Furthermore, none of the Company, Acquisition Sub, Parent or any of their respective affiliates or representatives makes any representation to any other person regarding the projections. The projections are not being included in this Schedule 14D-9 to influence a Shareholder’s decision whether to tender his or her Shares in the Offer, but because the projections were provided to GTCR, Parent, Acquisition Sub, the Board, J.P.Morgan and Lazard.

	(in millions)
	2010	2011	2012	2013	2014
Revenue	$364	$386	$409	$436	$466
Adjusted EBITDA(1)	120	128	134	142	153
Steady State Cash Flow(2)	79	91	103	115	130

(1)	Adjusted EBITDA represents earnings before interest, income taxes, depreciation and amortization expense, including amortization of deferred customer acquisition costs less amortization of deferred customer acquisition revenue as well as amortization of stock-based compensation and is adjusted for certain non-recurring items.
(2)	Steady state cash flow is the cash flow produced by the business in perpetuity when end of period recurring monthly revenue (“RMR”) is held constant. It is calculated as unlevered net operating cash flow adjusted for the incremental cost (or reduction in cost) required to create or acquire the new customer accounts needed to replace attrition in order to maintain the RMR in force at the end of the period, as well as changes in working capital and other items.

Opinion of the Company’s Financial Advisor, Lazard Frères & Co. LLC

The Board retained Lazard solely to render an opinion to the Transactions Committee and the Board as to the fairness, from a financial point of view, to the Shareholders of the consideration to be paid to such Shareholders in the Offer and the Merger. In connection with the Offer and Merger, on April 25, 2010, Lazard rendered its oral opinion to the Transactions Committee and the Board, subsequently confirmed in writing on April 26, 2010, that, as of such date, and based upon and subject to the assumptions, procedures, factors, qualifications and limitations set forth therein, the Offer Price to be paid to the Shareholders (other than Parent or Acquisition Sub, which holders we collectively refer to in this section as “Excluded Holders”) in the Offer and Merger was fair, from a financial point of view, to such holders. Lazard’s opinion addresses only the fairness, from a financial point of view, of the Offer Price to be received in the Offer and Merger by the Shareholders (other than the Excluded Holders) as a whole, without regard to individual circumstances of specific Shareholders with respect to control, voting or other rights or aspects which may distinguish such Shareholders.

The full text of Lazard’s written opinion, dated April 26, 2010, which sets forth the assumptions made, procedures followed, factors considered, and qualifications and limitations on the review undertaken by Lazard in connection with its opinion is attached as Annex B and is incorporated herein by reference. The description of Lazard’s opinion set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of Lazard’s written opinion attached as Annex B. We encourage you to read Lazard’s opinion and this section carefully and in their entirety.

Lazard’s opinion was directed to the Transactions Committee and the Board for the information and assistance of the Transactions Committee and the Board in connection with their evaluation of the Offer and the Merger and only addressed the fairness, from a financial point of view, to the Shareholders (other than Excluded Holders) of the Offer Price to be paid to such Shareholders in the Offer and Merger as of the date of Lazard’s opinion. Protection One did not request Lazard to consider, and Lazard’s opinion did not address, the relative merits of the Offer and Merger as compared to any other transaction or business strategy in which Protection One might engage or the merits of the underlying decision by Protection One to engage in the Offer and the Merger. Lazard’s opinion was not intended to and does not constitute a recommendation to any Shareholders as to whether such Shareholder should tender any Shares pursuant to the Offer or as to how such Shareholder should act with respect to the Offer or Merger or any matter relating thereto. Lazard’s opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Lazard as of, the date of Lazard’s opinion. Lazard assumed no responsibility for updating or revising its opinion based on circumstances or events occurring after the date of Lazard’s opinion. Lazard’s opinion did not express any opinion as to the price at which Shares may trade at any time subsequent to the announcement of the Offer or the Merger.

The following is a summary of Lazard’s opinion. We encourage you to read Lazard’s written opinion carefully in its entirety.

In connection with its opinion, Lazard:

•	Reviewed the financial terms and conditions of the Merger Agreement;

•	Analyzed certain publicly available historical business and financial information relating to Protection One;

•	Reviewed various financial forecasts and other data provided to it by Protection One relating to the business of Protection One;

•	Held discussions with members of the senior management of Protection One with respect to the business and prospects of Protection One;

•	Reviewed the financial terms of certain business combinations involving companies in lines of business it believes to be generally relevant in evaluating the business of Protection One;

•	Reviewed historical stock prices and trading volumes of the Shares;

•	Reviewed public information with respect to certain other companies with lines of business generally comparable to the business of Protection One (the “Comparable Companies”); and

•	Conducted such other financial studies, analyses and investigations as Lazard deemed appropriate.

Lazard assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. Lazard did not conduct any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of Protection One or concerning the solvency or fair value of Protection One, and Lazard was not furnished with such valuation or appraisal. With respect to financial forecasts or any other information and data relating to the Company provided to Lazard or otherwise reviewed or discussed with Lazard, Lazard assumed, with the consent of the Transactions Committee and the Board, that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of management as to the Company’s future financial performance. Lazard did not assume any responsibility for and expressed no view as to such financial forecasts and estimates or the assumptions on which they were based. Lazard noted that because the Comparable Companies have significant lines of business which differ from the business of Protection One, Lazard believed that a comparable companies analysis was not generally relevant in evaluating the business of Protection One.

Lazard was advised that J.P.Morgan solicited indications of interest from third parties regarding a potential transaction with Protection One, and so Lazard was not authorized to, and Lazard did not, solicit indications of interest from third parties, nor was Lazard involved in the negotiation or the execution of the Merger Agreement. Lazard was not requested to consider, and its opinion does not address, the relative merits of the Offer and Merger as compared to any other transaction or business strategy in which Protection One might engage or the merits of the underlying decision by Protection One to engage in the Offer or Merger.

In rendering its opinion, Lazard assumed, with the consent of the Board and the Transactions Committee, that the Offer and the Merger would be consummated on the terms described in the Merger Agreement, without any waiver or modification of any material terms or conditions of the Merger Agreement. Lazard also assumed, with the consent of the Board and the Transactions Committee, that obtaining the necessary regulatory or third party approvals and consents for the Offer and the Merger would not have an adverse effect on Protection One. Lazard’s opinion did not address any legal, tax, regulatory or accounting matters, as to which Lazard understood that the Transactions Committee and the Board obtained such advice as they deemed necessary from qualified professionals. Lazard expressed no view or opinion as to any terms or other aspects of the Offer or the Merger, including any Tender and Support Agreement (other than the Offer Price to the extent expressly specified in Lazard’s opinion). In addition, Lazard expressed no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the Offer or Merger, or class of such persons, relative to the Offer Price or otherwise.

The following is a brief summary of the material financial analyses and reviews that Lazard deemed appropriate in connection with rendering its opinion. The brief summary of Lazard’s analyses and reviews provided below is not a complete description of the analyses and reviews underlying Lazard’s opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of analysis and review and the application of those methods to particular circumstances, and, therefore, is not readily susceptible to summary description. Considering selected portions of the analyses and reviews or the summary set forth below, without considering the analyses and reviews as a whole, could create an incomplete or misleading view of the analyses and reviews underlying Lazard’s opinion.

In arriving at its opinion, except as set forth below, Lazard considered the results of all of its analyses and reviews and did not attribute any particular weight to any factor, analysis or review considered by it; rather, Lazard made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses and reviews.

For purposes of its analyses and reviews, Lazard considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Protection One. No company, business or transaction used in Lazard’s analyses and reviews as a comparison is identical to Protection One or the Offer and the Merger, and an evaluation of the results of those analyses and reviews is not entirely mathematical. Rather, the analyses and reviews involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, businesses or transactions used in Lazard’s analyses and reviews. The estimates contained in Lazard’s analyses and reviews and the ranges of valuations resulting from any particular analysis or review are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by Lazard’s analyses and reviews. In addition, analyses and reviews relating to the value of companies, businesses or securities do not purport to be appraisals or to reflect the prices at which companies, businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Lazard’s analyses and reviews are inherently subject to substantial uncertainty.

The summary of the analyses and reviews provided below includes information presented in tabular format. In order to fully understand Lazard’s analyses and reviews, the tables must be read together with the full text of each summary. The tables alone do not constitute a complete description of Lazard’s analyses and reviews. Considering the data in the tables below without considering the full description of the analyses and reviews, including the methodologies and assumptions underlying the analyses and reviews, could create a misleading or incomplete view of Lazard’s analyses and reviews.

Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before April 23, 2010 and is not necessarily indicative of current market conditions.

Financial Analyses

Discounted Cash Flow Analysis

Based on Protection One forecasts provided to Lazard by Protection One’s management (which were the same forecasts provided by Protection One to the bidders in the auction process), Lazard performed a discounted cash flow analysis of the Company based on the present value of forecasted unlevered free cash flows for fiscal years ending December 31, 2010 through 2014. Lazard discounted to present the unlevered free cash flows using discount rates reflecting the estimated weighted average cost of capital based on industry comparables and ranging from 9.0% to 10.0% and a perpetuity growth rate of 1.5% to 2.5%. Based upon the foregoing, Lazard calculated an implied enterprise value reference range for Protection One, resulting in a range of implied equity value per Share prices from $10.76 to $17.63. Lazard also calculated an implied terminal value multiple for the industry metric recurring monthly revenue, or RMR, of 25x to 33x.

Precedent Transactions Analysis

Lazard reviewed and analyzed selected precedent merger and acquisition transactions involving companies in the security industry. In performing these analyses, Lazard analyzed certain financial information and transaction multiples relating to companies in the selected transactions and compared such information to the corresponding information for Protection One.

Specifically, Lazard reviewed 15 merger and acquisition transactions since November 2003 involving companies in the security industry for which sufficient public information was available. Lazard noted that the acquisition of Brinks Home Security Holdings Inc. (“Brinks Home Security”) by Tyco International, Ltd. was viewed as the most relevant to the analysis. In performing the analysis, Lazard reviewed and analyzed certain financial information and valuation multiples relating to the target companies in the selected precedent transactions and compared such information to the corresponding information for Protection One.

The precedent transactions reviewed were (listed by announcement date followed by the acquirer and target company):

Date Announced	Acquiror	Target
January 2010	Tyco International, Ltd.	Brink’s Home Security Holdings Inc.

November 2009	United Technologies Corporation	GE Security, Inc.

June 2008	The Stanley Works	Sonitrol Corporation

April 2008	ADT Security Services, Inc.	FirstService Security

November 2007	ESML Intressenter AB	Securitas Direct AB

March 2007	United Technologies Corporation	Initial Electronic Security Group

December 2006	Protection One, Inc.	Integrated Alarm Services Group, Inc.

December 2006	The Stanley Works	HSM Electronic Protection Services, Inc.

January 2006	Koninklijke Philips Electronics N.V.	Lifeline Systems, Inc.

November 2005	Devcon International Corporation	Guardian International, Inc.

June 2005	Union Energy LP	Protectron Inc.

January 2005	Devcon International Corporation	Starpoint Limited

October 2004	Integrated Alarm Services Group, Inc.	National Alarm Computer Center, Inc.

December 2003	Quadrangle Capital Partners LP	Protection One, Inc.

November 2003	Integrated Alarm Services Group, Inc.	Lane Security Inc.

Using publicly available information and market data, Lazard calculated and analyzed the enterprise value in each of the selected precedent transactions as a multiple of each target company’s last twelve months, or LTM, RMR, in each case with respect to the date of announcement of the transaction and public information available as of that date. Based upon its analysis, Lazard calculated an LTM enterprise value to RMR multiple reference range of 28x-42x and applied such range to Protection One’s 2009 RMR. Lazard then calculated an implied enterprise value reference range for Protection One, resulting in a range of implied Share prices from $10.92 to $22.47.

Other Analyses and Reviews

Selected Public Company Benchmarks Analysis

Lazard reviewed and analyzed selected diversified security public companies. In performing these analyses, Lazard reviewed and analyzed certain financial information, valuation multiples and market trading data relating to these selected public company benchmarks. Lazard then compared such information to the corresponding information for Protection One. Lazard noted that, other than Brinks Home Security, which is in the process of being acquired by Tyco International, Ltd., there are no publicly-traded, pure play monitoring companies with a business mix similar to Protection One’s. As such, Lazard believes that a Comparable Companies analysis is not generally relevant in evaluating the business of Protection One.

Lazard’s public company benchmark analysis is based on a multiple range which encompasses a diversified security peer group including AlarmForce Industries Inc., Brinks Company, G4S Plc, Garda World Security Corporation, Loomis AB, Niscayah Group AB, Prosegur Compania de Seguridad SA, Securitas AB, Tyco International, Ltd. Lazard’s analysis also looks at the multiple implied by Brinks Home Security’s share price the day prior to the January 18, 2010 announcement that it was being acquired by Tyco International as well as the multiple implied by adjusting that price for the 19.4% appreciation experienced in the broader market from January 19, 2010 to April 22, 2010, as measured by the increase in the S&P 400 Specialized Consumer Services Index.

Based on publicly available Wall Street analysts’ estimates and other public information, Lazard reviewed, among other things, the total enterprise value of each selected public company as a multiple of such public company’s estimated EBITDA for 2010 and 2011. A company’s enterprise value is equal to its market value of common equity-based on a diluted number of shares outstanding plus total debt plus minority interests less cash and equivalents.

Lazard calculated the following multiples for the above public companies:

	Total Enterprise Value/ EBITDA 2010E	Total Enterprise Value/ EBITDA 2011E
Mean	7.1x	6.5x
Median	7.6x	7.0x

Based on the foregoing, Lazard applied EBITDA multiples of 6.5x to 7.5x to the Company’s 2011 estimated adjusted EBITDA provided by the Company’s management. Based on the foregoing, Lazard determined an implied per Share value of $15.68 to $20.18 per Share.

Premia Paid Analysis

Lazard performed a premiums paid analysis based on premiums paid in selected public company transactions announced since 2006 in which the target company was publicly traded and U.S. based, and the transaction value was between $200 million and $2 billion. The implied premiums in this analysis were calculated by comparing the per share transaction price to the closing price of the target company’s stock as of one day, one week and four weeks prior to the announcement of the transaction. Lazard also noted the one day, one week and four weeks implied premiums of the Offer Price, based on the Share price on January 19, 2010, the day prior to its strategic alternatives announcement, as set forth in the following table:

	Offer Premium
	1-Day	1-Week	4-Weeks
Offer Price	118%	137%	131%

Based on this analysis, Lazard applied a premium reference range of 30% to 40% to Protection One’s unaffected price as the closing share price of Protection One on January 19, 2010, the day prior to the Company’s strategic alternatives announcement. The analysis also considers an “adjusted unaffected” price, which adjusts the unaffected price for the 19.4% appreciation experienced in the broader market from January 19, 2010 to April 22, 2010, as measured by the increase in the S&P 400 Specialized Consumer Services Index. Based on the foregoing, Lazard calculated a range of implied per Share prices from $9.23 to $9.94 based on the unaffected price and $11.03 to $11.87 based on the adjusted unaffected price.

52-Week High/Low

Lazard reviewed Share price data for the 52-week period ended January 19, 2010, the last trading day prior to Protection One’s strategic alternatives announcement. Lazard observed that, during this period, the closing Share price ranged from $0.83 per Share to $7.37 per Share, as compared to the Offer Price of $15.50 per Share.

Miscellaneous

In connection with Lazard’s services as financial advisor to the Board, Protection One agreed to pay Lazard an aggregate fee of $1,250,000, $250,000 of which was payable upon Lazard’s engagement and $1,000,000 of which was payable upon the delivery of Lazard’s opinion. Protection One also agreed to reimburse Lazard for certain expenses incurred in connection with Lazard’s engagement and to indemnify Lazard and certain related persons under certain circumstances against certain liabilities that may arise from or relate to Lazard’s engagement, including certain liabilities under U.S. federal securities laws.

Lazard, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, leveraged buyouts, and valuations for estate, corporate and other purposes. Lazard (i) in the past has provided and currently is providing investment banking services to certain portfolio companies of a Shareholder of Protection One, (ii) in the past has provided investment banking services to GTCR and certain of its portfolio companies and (iii) currently is providing financial advisory services, to Lazard’s knowledge, to one portfolio company of GTCR, in each case for which Lazard has received and may receive compensation. In addition, in the ordinary course of their respective businesses, Lazard and LFCM Holdings LLC (an entity indirectly owned in large part by managing directors of Lazard) and their respective affiliates may actively trade securities of Protection One, securities of affiliates of Shareholders of Protection One and/or the securities of affiliates of GTCR for their own accounts or their customers and, accordingly, may at any time hold a long or short position in such securities. The issuance of Lazard’s opinion was approved by the Opinion Committee of Lazard.

Lazard is an internationally recognized investment banking firm providing a full range of financial advisory and other services. Lazard was selected to render an opinion to the Board because of its qualifications, expertise and reputation in investment banking and mergers and acquisitions, as well as its familiarity with the business of Protection One.

Protection One and Parent determined the Offer Price to be paid to the holders of Common Stock in the Offer and the Merger through arm’s-length negotiations, and the Transactions Committee and the Board approved the Offer Price. Lazard conducted the analyses and reviews summarized above for the purpose of providing an opinion to the Transactions Committee and the Board as to the fairness, from a financial point of view, to the Shareholders (other than Excluded Holders) of the Offer Price to be paid to such Shareholders in the Offer and the Merger. Lazard did not recommend any specific consideration to the Transactions Committee or the Board or any other person or indicate that any given consideration constituted the only appropriate consideration for the Offer or the Merger.

Lazard’s opinion was one of many factors considered by the Transactions Committee and the Board. Consequently, the summary of the analyses and reviews provided above should not be viewed as determinative of the opinion of the Transactions Committee and the Board with respect to the Offer Price or of whether the Transactions Committee or the Board would have been willing to recommend a different transaction or determine that a different Offer Price was fair. Additionally, Lazard’s opinion is not intended to confer any rights or remedies upon any employee or creditor of Protection One.

Forward Looking Statements

This Schedule 14D-9 and the materials incorporated by reference herein include “forward-looking statements”. Statements that are not historical fact are forward-looking. These forward-looking statements generally can be identified by, among other things, the use of forward-looking language such as the words “estimate,” “project,” “intend,” “believe,” “expect,” “anticipate,” “may,” “will,” “would,” “should,” “could,” “seeks,” “plans,” “intends,” or other words of similar import or their negatives. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the Company’s actual results, performance and achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Our actual results may differ materially from those discussed here as a result of numerous factors, including, but not limited to the risk that a condition to the closing of the Offer and the Merger may not be satisfied and other risks to consummation of the Offer and the Merger, including the risk that the Offer and the Merger will not be consummated within the expected time period and other factors described in our filings with the SEC. The forward-looking statements included herein are made only as of the date of this report and we undertake no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances, except as required by federal securities laws.

New factors emerge from time to time, and it is not possible for us to predict all factors or the impact of any one factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. For a discussion of these and other risks and uncertainties that could cause actual results to differ materially from those contained in our forward-looking statements, please refer to “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2009 and our other filings with the SEC.

Item 9. Exhibits.

Exhibit No.	Description
(a)(1)	Offer to Purchase dated May 3, 2010 (incorporated by reference to Exhibit (a)(1)(A) of the Schedule TO filed by Acquisition Sub on May 3, 2010)

(a)(2)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(B) of the Schedule TO filed by Acquisition Sub on May 3, 2010)

(a)(3)	Press Release dated April 26, 2010 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company with the SEC on April 26, 2010)

(a)(4)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (attached as Annex A)

(a)(5)	Opinion of Lazard Frères & Co. LLC, dated April 26, 2010 (attached as Annex B)

(a)(6)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) of the Schedule TO filed by Acquisition Sub on May 3, 2010)

(a)(7)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) of the Schedule TO filed by Acquisition Sub on May 3, 2010)

(a)(8)	Form of Summary Advertisement as published in The Wall Street Journal on May 3, 2010 (incorporated by reference to Exhibit (a)(1)(E) of the Schedule TO filed by Acquisition Sub on May 3, 2010)

(a)(9)	Press Release issued by GTCR Golder Rauner II, L.L.C., dated April 26, 2010 (incorporated by reference to Exhibit (a)(1)(F) of the Schedule TO filed by Acquisition Sub on May 3, 2010)

(e)(1)	Agreement and Plan of Merger, dated as of April 26, 2010, among Protection Holdings, LLC, Protection Acquisition Sub, Inc. and the Company (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company with the SEC on April 26, 2010)

(e)(2)	Guaranty by GTCR Fund IX/A, L.P. in favor of the Company, dated as of April 26, 2010 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company with the SEC on April 26, 2010)

(e)(3)	Tender and Support Agreement, dated as of April 26, 2010, by and among POI Acquisition, L.L.C., Protection Holdings, LLC and Protection Acquisition Sub, Inc. (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by the Company with the SEC on April 26, 2010)

(e)(4)	Tender and Support Agreement, dated as of April 26, 2010, by and among Monarch Alternative Capital LP, Protection Holdings, LLC and Protection Acquisition Sub, Inc. (incorporated by reference to Exhibit 2.3 to the Current Report on Form 8-K filed by the Company with the SEC on April 26, 2010)

(e)(5)	Exclusivity Agreement, dated April 22, 2010, between GTCR Golder Rauner LLC and Protection One, Inc.

(e)(6)	Confidentiality Agreement, dated January 25, 2010, between GTCR Golder Rauner II, L.L.C. and Protection One, Inc.

(e)(7)	Letter Agreement, dated April 26, 2010, between POI Acquisition, LLC, Protection One, Inc. and Monarch Master Funding Ltd.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

PROTECTION ONE, INC.

By:	/s/ Richard Ginsburg
Name: Richard Ginsburg
Title: President and Chief Executive Officer

Dated: May 3, 2010

Annex A

PROTECTION ONE, INC.

INFORMATION STATEMENT PURSUANT

TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE

REQUESTED NOT TO SEND US A PROXY.

Protection One, Inc., a Delaware corporation (the “Company,” “Protection One,” “we” or “us”), is mailing this Information Statement on or about May 3, 2010 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) to holders of common stock, par value $0.01 per share (the “Shares,” each a “Share” and the holders of such Shares the “Shareholders”), of the Company.

The Schedule 14D-9 relates to the cash tender offer by Protection Acquisition Sub, Inc., a Delaware corporation (“Acquisition Sub”) and an indirect wholly owned subsidiary of Protection Holdings, LLC, a Delaware limited liability company (“Parent”), disclosed in a Tender Offer Statement on Schedule TO dated May 3, 2010 and filed with the Securities and Exchange Commission (the “SEC”), to purchase all of the outstanding Shares at a price of $15.50 per Share, net to the seller in cash, without interest thereon, and less any applicable withholding taxes (such price per Share, or if increased, such higher price per Share, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 3, 2010 (the “Offer to Purchase”), and the related Letter of Transmittal (together with any amendments or supplements thereto, the “Offer”). You are receiving this Information Statement in connection with the possible appointment of persons designated by Parent to the Board of Directors of the Company (the “Board” or “Board of Directors”). Such designation is to be made pursuant to the Agreement and Plan of Merger, dated as of April 26, 2010 (the “Merger Agreement”), by and among Acquisition Sub, Parent and the Company.

The Company is mailing this Information Statement to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9. Please read this Information Statement carefully. You are not, however, required to take any action in connection with this Information Statement.

Acquisition Sub and Parent provided the information in this Information Statement concerning Acquisition Sub, Parent and the Designees (as defined below), and the Company assumes no responsibility for the accuracy, completeness or fairness of such information. Capitalized terms which are used but not otherwise defined herein shall have the meaning assigned to them in the Merger Agreement.

GENERAL INFORMATION

The Shares are the only type of security entitled to vote at a meeting of the Shareholders of the Company. Each Share has one vote. As of April 26, 2010, there were 25,435,221 Shares issued and outstanding (including restricted Shares) and 2,762,546 Shares reserved and available for issuance in respect of the Company options, warrants and restricted share units.

BACKGROUND INFORMATION

On April 26, 2010, the Company entered into the Merger Agreement with Parent and Acquisition Sub. The Merger Agreement provides, among other things, for the making of the Offer by Acquisition Sub and further provides that, upon the terms and subject to the conditions contained in the Merger Agreement, no later than two business days after the satisfaction or waiver of the conditions set forth in the Merger Agreement, and subject to and upon the terms and conditions of the Merger Agreement and the Delaware General Corporation Law (the “DGCL”), Acquisition Sub will merge with and into the Company (the “Merger”), the separate corporate existence of Acquisition Sub will cease and the Company will continue as the surviving corporation.

In the Merger, the Shares issued and outstanding immediately prior to the consummation of the Merger (other than Shares held in the treasury of the Company, any Shares owned by Parent or Acquisition Sub, and other than Shares, where applicable, held by Shareholders who are entitled to and who have properly exercised appraisal rights under the DGCL) will be converted into the right to receive an amount in cash equal to the Offer Price. A copy of the Merger Agreement is filed as Exhibit 2.1 to the Current Report on Form 8-K filed by the Company with the SEC on April 26, 2010, and is incorporated herein by reference.

The Offer, the Merger and the Merger Agreement are more fully described in the Offer to Purchase and the Schedule 14D-9, to which this Information Statement forms Annex A, which was filed by the Company with the SEC on May 3, 2010 and which is being mailed to Shareholders of the Company along with this Information Statement.

DIRECTORS DESIGNATED BY PURCHASER

Right to Designate Directors

The Merger Agreement provides that following Acquisition Sub’s acceptance for payment of Shares tendered and not properly withdrawn pursuant to the Offer (subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder), Parent will be entitled to designate such number of directors (the “Designees”), rounded up to the next whole number, of the Board as is equal to the product of (i) the total number of directors on the Board (giving effect to the directors elected or designated by Parent pursuant to this sentence) and (ii) the percentage that the aggregate number of Shares beneficially owned by Parent, Acquisition Sub or any of their respective affiliates bears to the total number of Shares then outstanding. The Merger Agreement further provides that the Company shall promptly take all actions necessary or desirable to enable the Designees to be so elected or designated to the Board, including, but not limited to, increasing the size of the Board (including by amending the bylaws of the Company if necessary), filling vacancies or newly created directorships, and/or securing the resignations of incumbent directors.

Additionally, the Merger Agreement provides that the Company shall cause, upon Parent’s request, the Designees to constitute the same percentage (rounded up to the next whole number) as is on the Board of (i) each committee of the Board, except for any committee established to take action with respect to the subject matter of the Merger Agreement, (ii) the board of directors of each subsidiary of the Company and (iii) each committee (or similar body) of each such board, in each case to the extent permitted by applicable Law and the NASDAQ Marketplace Rules.

Once the Designees constitute a majority of the Board and until the Merger is consummated, the Company will use its reasonable best efforts to cause the Board to maintain at least three (3) of the current independent directors on the Board, and a majority of such independent directors then in office must approve any (i) amendment or modification of the Merger Agreement, (ii) termination of the Merger Agreement by the Company, (iii) extension of time for performance of any of the obligations of Parent or Acquisition Sub under the Merger Agreement, (iv) waiver of any condition to the Company’s obligation under the Merger Agreement, (v) exercise or waiver of the Company’s rights or remedies under the Merger Agreement, (vi) amendment to the Company’s certificate of incorporation or bylaws, (vii) authorization of any agreement between the Company and any of its subsidiaries, on the one hand, and Parent, Acquisition Sub or any of their affiliates on the other hand, or (viii) taking of any other action by the Company in connection with the Merger Agreement, or the transactions contemplated thereby required to be taken by the Board.

Information with respect to Designees

As of the date of this Information Statement, Parent has not determined who it will designate to the Board. However, Parent has informed the Company that such Designees will be selected from the list of potential Designees provided below (the “Potential Designees”), and that the Potential Designees have consented to serve as director of the Company if so designated. None of the Potential Designees currently is a director of, or holds any position with, the Company. To our knowledge, there are no material pending legal proceedings to which any Potential Designee listed below is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. To our knowledge, none of the Potential Designees listed below has, during the past five years, (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Parent has advised the Company that, to its knowledge, except as disclosed in the Offer to Purchase, none of the Potential Designees beneficially owns any securities (or rights to acquire any securities) of the Company or has been involved in any transactions with the Company or any of its current directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC. Parent has advised the Company that, to its knowledge, none of the Potential Designees has any family relationship with any current director, executive officer, or key employee of the Company.

The following sets forth information with respect to the Potential Designees (including age as of the date hereof, business address, current principal occupation or employment and five-year employment history). Unless otherwise noted, the business address of each Potential Designee is care of GTCR Golder Rauner II, L.L.C., 300 N. LaSalle Street, Suite 5600, Chicago, Illinois 60654 and each Potential Designee is a citizen of the United States.

Name	Age	Principal Occupation and Five-Year Employment History
Tannaz S. Chapman	30	Ms. Chapman joined GTCR Golder Rauner II, L.L.C. in 2008 and is a Vice President focused on the firm’s financial services and technology private equity business. Prior to joining GTCR, Ms. Chapman was an associate at Madison Dearborn Partners, where she focused on private equity investments. She also worked as an analyst at Credit Suisse. She received an MBA from Harvard Business School and graduated with a BBA with high distinction from the University of Michigan.

Aaron D. Cohen	34	Mr. Cohen joined GTCR Golder Rauner II, L.L.C. in 2003 and is a Vice President focused on the firm’s financial services and technology private equity business. Prior to joining GTCR, Mr. Cohen was an analyst at the private equity firm of Hicks, Muse, Tate & Furst. He also worked as an analyst at Salomon Smith Barney. He received a BS in Accountancy, with high honors, from the University of Illinois at Urbana-Champaign. Mr. Cohen also serves as a director of Ironshore, Inc.

Collin E. Roche	39	Mr. Roche is a Principal of GTCR Golder Rauner II, L.L.C. focused on the firm’s financial services and technology private equity business. Mr. Roche holds a BA from Williams College and an MBA from Harvard Business School, where he was a Baker Scholar and a Henry Ford II Scholar. Prior to joining GTCR in 1996, Mr. Roche was an associate at EVEREN Securities and an analyst at Goldman, Sachs & Co. Mr. Roche also serves as a director of BNY ConvergEx, ExcelusHR, National Processing Company, Palladian Financial, PrivateBancorp and Zenta.

David A. Donnini	45	Mr. Donnini is a Principal of GTCR Golder Rauner II, L.L.C. focused on the firm’s financial services and technology private equity business. Mr. Donnini holds a BA in Economics, summa cum laude, from Yale University and an MBA from Stanford University, where he was an Arjay Miller Scholar and the Robichek Finance Award winner. Prior to joining GTCR in 1991, he worked as an associate consultant with Bain & Company. Mr. Donnini also serves as a director of Classic Media, Fairmount Food Group, Ironshore Insurance and Wallace Theaters.

Name	Age	Principal Occupation and Five-Year Employment History
Timothy Whall	48

Mr. Whall most recently served as Chief Operating Officer of Stanley Black & Decker Inc.’s Security Segment. Prior to joining Stanley Black & Decker, Mr. Whall spent three years at HSM, serving as its President and Chief Operating Officer from 2004 until it was sold to Stanley in 2007 and as its Chief Executive Officer in 2007 under Stanley’s ownership. Mr. Whall joined HSM from Tyco Security/Fire Solutions Group where he served as the Executive Vice President of Operations for ADT Security Services. Prior to ADT, Mr. Whall was President of Cambridge Protection Industries.

Mr. Whall began his career in the security monitoring industry in 1983 working for an independent service provider. He joined SecurityLink in 1990 as a service manager. During his time at SecurityLink, Mr. Whall held a number of positions including General Manager in Philadelphia and Chicago, Director of Product Services, Regional Vice President and Vice President of Customer Support. In January of 2001 he was appointed President of SecurityLink. Mr. Whall remained in this position until the business was acquired by Cambridge Protection Industries and subsequently when the business was acquired by Tyco. In total, Mr. Whall has 27 years of experience in the security alarm monitoring industry.

James Covert	60	Mr. Covert most recently served as Chairman and Chief Executive Officer of HSM from 2004 through 2007 when the business was sold to Stanley Black & Decker Inc. From 1999 to 2001 Mr. Covert was the Chairman and Chief Executive Officer of Cambridge Protection Industries until Cambridge was sold to Tyco later in 2001. From 1996 through 1999, Mr. Covert served as President and Chief Executive Officer of Signature Security located in Australia and New Zealand. From 1987 until 1996 Mr. Covert served as President and Chief Executive Officer of SecurityLink until it was subsequently sold to Ameritech. From 1980 until 1986 Mr. Covert served as the Chief Operating Officer for American Protection Industries. In total, Mr. Covert has 25 years of experience in the security alarm monitoring industry. From 1970 until 1979 Mr. Covert served as a Federal Officer of the United States Secret Service.

CERTAIN INFORMATION CONCERNING THE COMPANY

The authorized capital stock of the Company consists of 150,000,000 Shares and 5,000,000 shares of preferred stock, par value $0.10 per share (the “Preferred Stock”). As of April 13, 2010, there were 25,435,221 Shares outstanding and no shares of Preferred Stock outstanding.

The Shares are the only class of voting securities of the Company outstanding that are entitled to vote at a meeting of Shareholders. Each Share entitles the record holder to one vote on all matters submitted to a vote of the Shareholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table sets forth certain information, as of April 26, 2010, with respect to all persons known by us to be the beneficial owners of more than 5% of our outstanding Shares, each of our directors, each of our named executive officers and all of our directors and executive officers as a group. Unless otherwise noted, the address of each beneficial owner listed in the table is c/o Protection One, Inc., 1035 N. 3rd Street, Suite 101, Lawrence, KS 66044. Information in the table with respect to beneficial owners of more than 5% of our outstanding Shares are based on such owners’ Schedule 13D as filed with the SEC.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership as of April 26, 2010 (1)		Percent of Class
POI Acquisition, L.L.C.	11,803,887		46.41%
375 Park Avenue, 14th Floor New York, NY 10152

Monarch Alternative Capital LP	5,917,732		23.27%
535 Madison Avenue New York, NY 10022

Richard Ginsburg	819,246	(2)(7)(9)	3.14%
Darius G. Nevin	567,658	(2)(7)(9)	2.20%
Peter J. Pefanis	450,944	(2)(7)(9)	1.74%
Eric Griffin	23,996	(2)	*
Tony Wilson	23,041	(2)	*
Raymond C. Kubacki	14,139	(5)	*
Robert J. McGuire	25,109	(5)	*
Peter Ezersky	0	(6)	*
Alex Hocherman	0	(3)	*
Thomas J. Russo	12,109	(5)	*
Edward F. Sippel	0	(8)	*
Michael Weinstock	0	(4)	*
Arlene M. Yocum	13,559	(5)	*
All directors and named executive officers as a group	1,949,801		7.22%

*	Each individual owns less than one percent of the outstanding Shares.
(1)	This column reflects our directors’ and named executive officers’ beneficial ownership of Shares.
(2)	Includes Shares subject to options that are currently exercisable or that become exercisable within 60 days after April 26, 2010 as follows: Mr. Ginsburg, 638,535; Mr. Nevin, 393,547; Mr. Pefanis, 392,547; Mr. Griffin, 15,292 and Mr. Wilson, 15,650. For Mr. Ginsburg, Mr. Nevin, and Mr. Pefanis this amount also includes restricted Shares with voting rights that were granted on February 22, 2010 and vest in one-half increments on second and third anniversary on date of grant as follows: Mr. Ginsburg, 50,000; Mr. Nevin, 25,000 and Mr. Pefanis, 25,000.
(3)	Mr. Hocherman is a Vice President of Quadrangle Group LLC, an affiliate of Quadrangle GP Investors LLC. Quadrangle GP Investors LLC is the general partner of Quadrangle GP Investors LP, the general partner of each of Quadrangle Capital Partners LP, Quadrangle Select Partners LP and Quadrangle Capital Partners-A LP (collectively, the “Quadrangle Funds”), which together own all of the equity of POI Acquisition, L.L.C. (“Quadrangle”). Mr. Hocherman disclaims beneficial ownership of the Shares that may be owned or deemed beneficially owned by Quadrangle, Quadrangle GP Investors LLC, Quadrangle GP Investors LP, the Quadrangle Funds or any affiliates or former affiliates thereof.
(4)	Mr. Weinstock is a Managing Principal of Monarch Alternative Capital LP. Mr. Weinstock disclaims beneficial ownership of the Shares that may be owned or deemed beneficially owned by Monarch Alternative Capital LP or any affiliates thereof (“Monarch”).
(5)	Includes 6,057 restricted stock units that will vest within 60 days after April 26, 2010.

(6)	Mr. Ezersky is a Managing Member of Quadrangle GP Investors LLC and a Manager of Quadrangle. Quadrangle GP Investors LLC is the general partner of Quadrangle GP Investors LP, the general partner of the Quadrangle Funds, which together own all of the equity of Quadrangle. Mr. Ezersky disclaims beneficial ownership of the Shares that may be owned or deemed beneficially owned by Quadrangle, the Quadrangle Funds, Quadrangle GP Investors LLC, Quadrangle GP Investors LP or any affiliates or former affiliates thereof.
(7)	Amounts owned exclude SARs (as defined below) for Mr. Ginsburg, Mr. Nevin and Mr. Pefanis, granted on February 8, 2005 and February 22, 2010 pursuant to the management incentive plan. See —“Executive Compensation and Related Information—Compensation Discussion and Analysis” for more information on the SAR grants.
(8)	Mr. Sippel is a Managing Member of Quadrangle GP Investors LLC. Quadrangle GP Investors LLC is the general partner of Quadrangle GP Investors LP, the general partner of the Quadrangle Funds, which together own all of the equity of Quadrangle. Mr. Sippel disclaims beneficial ownership of the Shares that may be owned or deemed beneficially owned by Quadrangle, Quadrangle GP Investors LLC, Quadrangle GP Investors LP, the Quadrangle Funds or any affiliates or former affiliates thereof.
(9)	Includes restricted Shares granted on February 22, 2010 as follows: Mr. Ginsburg, 50,000; Mr. Nevin, 25,000, Mr. Pefanis, 25,000.

Executive Officers

The following table sets forth the name, age and position of each person who serves as an executive officer as of April 26, 2010.

Name	Age	Background
Richard Ginsburg	41	Mr. Ginsburg has served as our director and Chief Executive Officer since April 2001 and President since July 2001. He was a founder of Guardian International, Inc., a security monitoring company, and served as its President and Chief Executive Officer from August 1996 to April 2001.

Darius G. Nevin	52	Mr. Nevin has served as our Executive Vice President and Chief Financial Officer since August 2001. He served as our director from November 2002 to May 2003. From October 1997 to August 2001, he was the Chief Financial Officer of Guardian International, Inc. For most of the ten years prior to October 1997, Mr. Nevin served in senior executive positions for a provider of commercial electronic security systems and services.

Peter J. Pefanis	63	Mr. Pefanis has served as our Executive Vice President and Chief Operating Officer since March of 2007. He was Executive Vice President of Protection One Alarm Monitoring, Inc., our wholly-owned subsidiary, from September 2002 to March 2007, and was Senior Vice President from June 2001 to September 2002. Prior to his role at Protection One, during a span of 27 years, Mr. Pefanis held senior positions at SecurityLink, Honeywell, National Guardian Corp., and Wells Fargo.

J. Eric Griffin	51	Mr. Griffin has served as our Vice President, General Counsel and Secretary since December 2001. He served as Executive Director of Legal Services from May 2000 to December 2001.

Joseph R. Sanchez	49	Mr. Sanchez has served as our Senior Vice President Customer Operations since June 2004. He served as Vice President Customer Operations from August 1999 to June 2004. Mr. Sanchez has been with us since 1990 and has held various manager and director level positions within the organization.

E. Andy Devin	47	Mr. Devin has served as our Treasurer since September 2004 and our Vice President-Finance since August 2007. He has served as Vice President since 2001 and was our Controller from 1999 to July 2007. Prior to joining us, Mr. Devin held various positions with Westar Energy, our former majority owner, and prior to that spent seven years in public accounting.

Name	Age	Background
Tony Wilson	42	Mr. Wilson has served as President of Security Monitoring Services, Inc. (d/b/a CMS), our wholly owned subsidiary, since 1991. Mr. Wilson was one of the original founders of CMS and has served in various roles with the company since 1984.

Sarah Strahm	35	Ms. Strahm has served as Chief Accounting Officer since August of 2007. Prior to joining us, Ms. Strahm spent nine years in public accounting with PricewaterhouseCoopers LLP where she most recently served as a senior manager.

All of our officers are appointed by the Board and hold their respective offices until their respective successors have been appointed, or their earlier death, resignation or removal by the Board.

Directors

In connection with the Company’s restructuring in 2005, the Company entered into a stockholders agreement with Quadrangle and Monarch Master Funding Ltd. The stockholders agreement was amended and restated on April 2, 2007, in connection with the merger of Integrated Alarm Services Group, Inc., into one of the Company’s wholly owned subsidiaries (referred to herein as the IASG merger). Raymond C. Kubacki and Arlene M. Yocum or their successors were required to be nominated and appointed in accordance with the IASG merger agreement for a period of not less than two years from April 2, 2007. The amended and restated stockholders agreement provides that the parties thereto and the Company will use their reasonable best efforts to cause the Board to consist of nine members, comprised as follows:

•

three members designated by Quadrangle, an affiliate of Quadrangle Group LLC, subject to Quadrangle’s maintenance of a certain threshold of ownership in the Company (and provided that for so long as Quadrangle owns at least 40% of the Shares, it shall have the right to cause the Board to be increased by two directors and designate such directors);

•	two members designated by Monarch, subject to Monarch’s maintenance of a certain threshold of ownership in the Company;

•	the Company’s President and Chief Executive Officer, Richard Ginsburg; and

•	one other independent director selected by a majority of the other directors.

Current Directors

The following table sets forth biographical information as of April 26, 2010, regarding our current directors, as well as information regarding experience, qualifications, attributes or skills that contribute to such person’s ability to serve as a director.

Name	Age	Background
Richard Ginsburg	41	Mr. Ginsburg has served as the Company’s director and Chief Executive Officer since April 2001 and President since July 2001. Mr. Ginsburg holds a BS in communications from the University of Miami. He was a founder of Guardian International, a security monitoring company, and served as its President and Chief Executive Officer from August 1996 to April 2001. Mr. Ginsburg brings to the Board in-depth knowledge of, and experience in, the security monitoring industry, as well as substantial leadership ability and management experience.
Raymond C. Kubacki	65	Mr. Kubacki has served as the Company’s director since the IASG merger in April 2007. Mr. Kubacki served as a director of IASG from June 2004 until the IASG merger and was a member of IASG’s audit, independent, compensation and governance and nominating committees. Since July 1991, Mr. Kubacki has

Name	Age	Background
		served as President and Chief Executive Officer of Psychemedics Corporation, a public biotechnology company with a proprietary drug test product. He has also served as Chairman of the Board of Directors of Psychemedics since November 2003. Prior to joining Psychemedics, he held senior management positions in marketing and operations with Reliance Electric Company and ACME Cleveland Corporation and was an investment officer for Massachusetts Investors Trust, a major mutual fund investment management company. He is also a trustee for the Center for Excellence in Education based in Washington, D.C. Mr. Kubacki received his BA and MBA from Harvard University. Mr. Kubacki’s years of experience as a director and member of executive management of public companies, as well as his experience in marketing and operations, provides useful knowledge and insight to the Board as a whole.
Robert J. McGuire	73	Mr. McGuire has served as the Company’s director since March 2005. Mr. McGuire holds an LL.M. from New York University Law School, a JD from Saint John’s University Law School and a BA from Iona College. Mr. McGuire is an attorney and consultant with offices in New York City. Mr. McGuire is a former Assistant United States Attorney and a former New York City Police Commissioner. He is a former Chairman and Chief Executive of Pinkerton’s Inc. and former President of Kroll Associates, Inc. Mr. McGuire serves on the Boards of Artio Global Funds, Mutual of America Life Insurance Company, and Six Flags, Inc. Mr. McGuire’s years of directorial, executive management and legal experience makes him a valuable member of the Board.
Peter R. Ezersky	49	Mr. Ezersky was appointed to the Company’s Board as a Quadrangle Group LLC designee in October 2009. He joined Quadrangle Group LLC, an affiliate of Quadrangle, upon its formation in 2000 and is a Managing Principal focused on the firm’s private equity business. Mr. Ezersky also currently serves on the Boards of Directors of Cinemark, Dice Holdings, Get AS, MGM and Hargray Holdings as well as on the Advisory Board of Bresnan Broadband. Among other activities, Mr. Ezersky has been actively involved in implementing the growth and acquisition strategies of both Cinemark and Dice, enhancing the management teams at several of Quadrangle Group LLC’s portfolio companies and executing a variety of financings to fund acquisitions and realizations. Prior to joining Quadrangle Group LLC, Mr. Ezersky ran the Worldwide Media and Communications group at Lazard Frères & Co., which he joined after starting his investment banking career at First Boston. He received a B.A., summa cum laude, in political science from Amherst College, where he was a member of Phi Beta Kappa, and a J.D. from the Yale Law School, where he was an editor of the Yale Law Journal. Following law school, he was a Law Clerk for Judge Ralph K. Winter, Jr. of the United States Court of Appeals for the Second Judicial Circuit. Mr. Ezersky’s experience with executive management of various of Quadrangle Group LLC’s portfolio companies as well as his strategic business planning expertise adds value to the Board.
Alex Hocherman	32	Mr. Hocherman was appointed to the Company’s Board as a Quadrangle Group LLC designee in April 2009. Mr. Hocherman joined Quadrangle Group LLC, an affiliate of Quadrangle, in 2006 and is a Vice President focused on the firm’s media and communications private equity business. Prior to joining Quadrangle Group LLC, Mr. Hocherman was an Associate at Bain Capital where he focused on private equity investments. He also worked as an Associate Consultant at Bain & Company. He received an MBA from the

Name	Age	Background
		Wharton School at the University of Pennsylvania where he was the Ford Fellow and a Palmer Scholar, and graduated with a BA, magna cum laude, in economics from Dartmouth College, where he was a member of Phi Beta Kappa. He has served on the board of Alpha Media Group, a privately-held media company. Mr. Hocherman’s business and educational experience enhances his ability to contribute as a director of the Board.
Thomas J. Russo	68	Mr. Russo has served as the Company’s director since April 2007 as a Monarch designee. Mr. Russo has served as a partner and president of StepStone Hospitality, a hotel and restaurant management company, since 2007. Mr. Russo has 40 years of management experience in domestic and international operations of foodservice, lodging and consumer goods companies. Mr. Russo holds a BS degree from Fordham University and a degree of Doctor of Business Administration in Foodservice Management from Johnson and Wales University. Mr. Russo is Vice Chairman of Leadership Roundtable and past Chairman of the Massachusetts Restaurant Association. He serves on the boards of the National Restaurant Association, Oneida Ltd and Margarita, Inc. Mr. Russo’s leadership experience, including his management and directorial experience, adds value to the Board.
Edward Sippel	37	Mr. Sippel was appointed to the Company’s Board as a Quadrangle Group LLC designee in April 2008. Mr. Sippel is a Managing Principal of Quadrangle Group LLC, an affiliate of Quadrangle. Mr. Sippel currently serves on the Board of Tower Vision Mauritius Limited and Tower Vision India Private Limited on behalf of Quadrangle Group LLC. In his past roles, Mr. Sippel has served on the Board of Directors of several companies in Asia, including the public companies PowerTel Limited and Neighbourhood Cable Limited, both in Australia, together with many private businesses. Mr. Sippel holds a BA degree from Georgetown University. Prior to joining Quadrangle Group LLC in 2007, Mr. Sippel was a Managing Director and Partner at TVG Capital Partners, a private equity firm based in Hong Kong, from its inception in 1998 to 2007. Prior to joining TVG Capital Partners, Mr. Sippel was with the Asian Infrastructure Fund in Hong Kong and Morgan Stanley’s Global Communications Group in New York. Mr. Sippel’s management and directorial experience enhances his ability to serve as a director of the Board.
Michael Weinstock	49	Mr. Weinstock has served as the Company’s director since February 2005 as a Monarch designee. He is Managing Principal of Monarch Alternative Capital LP. Mr. Weinstock graduated from the Wharton School of the University of Pennsylvania, summa cum laude, with a B.S. in Economics and from Harvard Business School with an M.B.A. Prior to joining Monarch’s predecessor in 2002, Mr. Weinstock was a Managing Director of Lazard Frères & Co., where he built a distressed debt research effort. Prior to that, he was an investment banker with Salomon Brothers and Goldman Sachs working on corporate finance, securitization, and mergers and acquisitions transactions. Mr. Weinstock’s vast experience in the financial sector as well as his educational background enhances his ability to contribute as a director on the Board.
Arlene M. Yocum	52	Ms. Yocum has served as the Company’s director since the IASG merger in April 2007. Ms. Yocum served as director of IASG from October 2005 until the IASG merger and was the chairperson of both the governance and nominating committee and the independent director committee. Ms. Yocum has served as Executive Vice President, Managing Executive of Client Services and Distribution for PNC’s Asset Management Group since 2003. From 2000

Name	Age	Background
to 2003 Ms. Yocum was an Executive Vice President of the Institutional Investment Group of PNC Wealth Management. From 1993 to 2000, Ms. Yocum held various management and executive positions within PNC. Ms. Yocum also serves as a director of Key Energy Services, Inc., which is headquartered in Houston, TX. Ms. Yocum is a Trustee and Treasurer of the Philadelphia Community College foundation and a member of the American Bankers Association Wealth Management and Trust Conference Board. She holds a JD from Villanova School of Law and a BA from Dickinson College. Ms. Yocum’s extensive business experience, including her directorial experience with public companies, as well as her legal and financial expertise enhances her ability to serve as a director of the Board.

INFORMATION ABOUT THE BOARD OF DIRECTORS

Compensation of Directors

During 2009, our non-employee directors received compensation for their services as set forth in the table below. Directors who are our employees do not receive additional compensation for their services as directors. As such, Mr. Ginsburg received no compensation for his services as a director.

Director Compensation for 2009

Name	Fees Earned or Paid in Cash ($)		Stock Awards ($)(1)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compen- sation ($)	Total ($)
Raymond C. Kubacki	50,000		65,000	—	—	—	—	115,000
Robert J. McGuire	80,000		65,000	—	—	—	—	145,000
Jeff Nordhaus	35,625	(2)	—	—	—	—	—	35,625
Steven Rattner	6,667	(2)	—	—	—	—	—	6,667
Thomas J. Russo	40,000		65,000	—	—	—	—	105,000
Ed Sippel	40,000	(2)	—	—	—	—	—	40,000
Alex Hocherman	28,542	(2)	—	—	—	—	—	28,542
Michael Weinstock	40,000	(3)	—	—	—	—	—	40,000
Peter Ezersky	10,000	(2)	—	—	—	—	—	10,000
Arlene Yocum	50,000		65,000	—	—	—	—	115,000

(1)	“Stock Awards” represents the aggregate grant date fair value computed in accordance with Accounting Standards Codification (“ASC”) Topic 718. In 2009, each independent director received an annual grant of $65,000 of restricted share units, one quarter of which vests on the grant date in each of the 4 years following the grant. The 2009 annual grants were made as of June 24, 2009 when the Share was $4.00 per Share. Mr. McGuire, Mr. Kubacki, Mr. Russo, and Ms. Yocum were each granted 16,250 restricted share units in 2009, of which none had vested as of December 31, 2009. As of December 31, 2009, Mr. Kubacki, Mr. Russo and Ms. Yocum each held 26,288 unvested restricted share units and each has received 4,023 shares for previously vested restricted share units. Mr. McGuire held 26,538 unvested restricted share units as of December 31, 2009, and has received 6,773 shares for previously vested restricted share units.
(2)	Director compensation was paid to an affiliate of Quadrangle Group LLC. Mr. Nordhaus, Mr. Rattner, Mr. Sippel, Mr. Hocherman and Mr. Ezersky received no direct compensation from us for their services as our directors. Mr. Nordhaus resigned from the Board on September 28, 2009. Mr. Rattner resigned from the Board on February 23, 2009.
(3)	Director compensation was paid to Monarch Alternative Capital LP. Mr. Weinstock received no direct compensation from us for his services as our director.

Director Compensation

All of our directors, except those who are our employees, receive compensation in accordance with a compensation plan that was approved by the Board. The following is the compensation plan for service as a non-employee director for 2009:

Annual retainer	$40,000
Annual retainer for Audit Chair	$25,000
Annual retainer for Compensation Chair	$15,000
Annual retainer for Audit Committee Member	$10,000
Annual retainer for Compensation Committee Member	$7,500
Initial equity award: value of initial grant of Restricted Share Units to a new member (1)	$40,000
Annual equity award: value of Restricted Share Units (1)	$65,000

(1)	Restricted share units are granted only to the independent members of our Board.

A total of 65,000 restricted share units were issued to directors on June 24, 2009 under the 2009 Long-Term Incentive Plan (“2009 LTIP”). The 2009 LTIP, approved by the Shareholders on June 24, 2009, is an equity compensation plan that satisfies certain requirements of the Marketplace Rules of The Nasdaq Stock Market and certain requirements of the Internal Revenue Code of 1986, as amended, and regulations thereunder, (referred to collectively as the “Code”), relating to deductibility of certain performance-based executive compensation. The 2009 LTIP provides for the granting of incentive and nonqualified stock options, stock appreciation rights, restricted Shares and restricted share units, performance awards and other equity-based awards to directors, officers and key employees. Under the 2009 LTIP, 1.5 million Shares are reserved for issuance, subject to such adjustment as may be necessary to reflect changes in the number or kinds of Shares or other securities of the Company. No other equity-based awards have been granted to directors under the plan as of December 31, 2009. In lieu of the 2010 award of $65,000 of restricted share units, each independent member of our Board will receive a cash payment of $65,000.

Director Independence

Because our two largest Shareholders own approximately 70% of the Shares, we qualify as a “controlled company” based upon the criteria set forth in the Marketplace Rules of The Nasdaq Stock Market (the “Nasdaq Marketplace Rules”). As a result, we are not required to have, among other things, a majority of the Board comprised of independent directors, nor are we required to have a compensation committee or nominating committee consisting solely of independent directors. Currently, Mr. Kubacki, Mr. McGuire, Mr. Russo and Ms. Yocum qualify as independent under the Nasdaq Marketplace Rules. Furthermore, Mr. McGuire, Mr. Kubacki and Ms. Yocum, members of the Audit Committee, also qualify as independent based upon the criteria set forth in Section 10A(m)(3) under the Exchange Act. Mr. Ezersky, Mr. Hocherman and Mr. Sippel are not “independent” under the Nasdaq Marketplace Rules due to their respective affiliations with Quadrangle. Mr. Weinstock is not “independent” under the Nasdaq Marketplace Rules due to his affiliation with Monarch. Mr. Ginsburg is not independent under the Nasdaq Marketplace Rules because he is our Chief Executive Officer.

Board Meetings and Committees of the Board of Directors

Our Board met four times during 2009. All directors attended each of the Board and committee meetings held while they served as a director or member of a committee. Mr. Ginsburg was the only director present at the 2009 annual meeting.

The Board has a standing Audit Committee and a standing Compensation Committee. Each of these committees operates pursuant to a written charter setting out the functions and responsibilities of the committee. The charters are available on our website at www.protectionone.com and in print to Shareholders upon request submitted to our principal executive offices. These committees are described below.

The Board does not have a standing Nominating Committee or formal procedure for nomination of directors. Since 70% of the Company’s voting power is held by our two largest Shareholders, the Company is considered a “controlled company” pursuant to the Nasdaq Marketplace Rules and therefore is not required to have a separate standing Nominating Committee. The Board is of the view that it is appropriate for us not to have such a committee because the stockholders agreement with our two largest Shareholders which is described above in “Directors,” specifies how our Board will be configured. The Board does not have a specific policy regarding diversity. With respect to director nominees that are not designated by our two largest Shareholders pursuant to the stockholders agreement, the Board considers, among other factors, a proposed nominee’s independence, skills, occupation, diversity and experience and any other factors that the members of the Board consider to be beneficial to the Company in the context of the needs of the Board as a whole. The Board generally conceptualizes diversity expansively to include, without limitation, concepts such as race, gender, national origin, differences of viewpoint, professional experience, education, skill and other qualities or attributes that contribute to board heterogeneity, when considering director nominees. The Board believes that the inclusion of diversity as one of many factors considered in selecting director nominees is consistent with the Board’s goal of creating a board of directors that best serves the needs of the Company and the interest of its Shareholders.

Board Leadership Structure and Role in Risk Oversight

Currently, the Board does not have a chairman and does not have a policy on whether the roles of chief executive officer and chairman should be separate. The Board believes that its current leadership structure is appropriate at this time given our two largest Shareholders’ownership positions and the composition of the Board.

The Board oversees risk through the various Board standing committees, principally the Audit Committee, which reports directly to the Board. The Audit Committee is primarily responsible for overseeing the Company’s risk management processes on behalf of the full Board. The members of the Audit Committee, collectively, have significant risk management experience. The Audit Committee focuses on financial reporting risk and oversight of the internal audit process. It receives reports from management at least quarterly regarding the Company’s (i) assessment of risks, (ii) the adequacy and effectiveness of internal control systems and (iii) operational risk (including compliance and legal risk).

Each of our Board’s standing committees, as described above, is involved to varying extents in the following:

•	Determining risk appetites, policies and limits;

•	Monitoring and assessing exposures, trends and the effectiveness of risk management;

•	Reporting to the Board; and

•	Promoting a sound risk management culture.

The full Board of Directors focuses on certain significant risks facing the Company and on oversight of the Company’s general risk management strategy. While the Board of Directors oversees the Company’s risk management, management is responsible for the day-to-day risk management processes. We believe this division of responsibility is the most effective approach for addressing the risks facing our Company and that our Board leadership structure supports this approach.

We recognize that different Board leadership structures may be appropriate for companies in different situations. We will continue to reexamine our leadership structure on an ongoing basis to ensure the Company’s needs are met.

Audit Committee; Financial Expert

The Audit Committee has responsibility for the appointment, compensation, termination and oversight of the work of our independent registered public accountants. The Audit Committee oversees the integrity of our financial statements, our compliance with legal and regulatory requirements, the independent registered public accountants’ qualifications and independence and the performance of our internal audit function.

Management has the primary responsibility for the system of internal controls and the financial reporting process. The independent registered public accountants have the responsibility to express an opinion on the financial statements and internal control over financial reporting based on an audit conducted in accordance with generally accepted auditing standards. The Audit Committee has the responsibility to monitor and oversee these processes.

During 2009 members of the Audit Committee were Mr. McGuire (chairman), Mr. Kubacki, and Ms. Yocum. Since joining the Board in March 2005, Mr. McGuire has served as the Audit Committee Chairman. The Board of Directors has determined that Mr. Kubacki meets the SEC criteria for an “audit committee financial expert.” Mr. Kubacki’s qualifications include experience in evaluating financial information in his current position as President and Chief Executive Officer of Psychemedics Corporation, which is a public company whose common stock is listed on the Nasdaq, and in his former position as an investment officer with Massachusetts Investors Trust, a mutual fund investment management company.

Compensation Committee

The Compensation Committee establishes the salaries and bonuses for our executive officers and reviews and makes recommendations to the Board regarding our compensation and benefit plans. Current members of the Compensation Committee are Mr. McGuire (chairman) and Mr. Hocherman. Mr. Nordhaus was a member of the Compensation Committee from December 16, 2008 through his resignation from the Board on September 28, 2009. Mr. Hocherman replaced Mr. Nordhaus on the Compensation Committee effective September 28, 2009. As described under “Director Independence,” because we are a “controlled company” under the Nasdaq Marketplace Rules, we are not required to have a compensation committee comprised entirely of independent members. The Compensation Committee may delegate its responsibilities to a subcommittee of the Compensation Committee, including to a subcommittee consisting entirely of directors who are deemed to be non-employee directors and outside directors for purposes of potentially applicable securities regulations and tax regulations, respectively.

Compensation Committee Interlocks and Insider Participation in Compensation Decisions

Members of the Compensation Committee during 2009 are set forth above. During 2009, no Compensation Committee member was an officer or employee of ours or our subsidiaries, or formerly an officer, nor had any relationship otherwise requiring disclosure under the rules of the SEC, except as described under “Certain Relationships and Related Transactions” below as a result of the current or former affiliation of Messrs. Nordhaus, Hocherman, Sippel, Ezersky, and Rattner with Quadrangle Group LLC, and Mr. Weinstock’s affiliation with Monarch Alternative Capital LP. None of our executive officers served as a member of the Compensation Committee or as a director of any company where an executive officer of that company is a member of our Compensation Committee. The members of the Compensation Committee thus do not have any compensation committee interlocks or insider participation. Certain relationships and related transactions that may indirectly involve our Board members are reported below.

Family Relationships

There are no family relationships between any of our directors or executive officers.

Involvement in Certain Legal Proceedings

None of our directors, executive officers or holders of over 5% of our Shares is a party adverse to us or any of our subsidiaries in any material legal proceedings.

Communication with Directors

Shareholders may send communications to our directors as a group or individually, c/o the Corporate Secretary at 1035 N. 3rd Street, Suite 101, Lawrence, Kansas 66044. Shareholder communications will be reviewed by the Corporate Secretary for relevance to our business and then appropriate communications will be forwarded to the intended director(s).

EXECUTIVE COMPENSATION AND RELATED INFORMATION

Executive Compensation

The following describes material elements of compensation for our Chief Executive Officer and Chief Financial Officer during 2009, and our three other most highly compensated executive officers as of December 31, 2009, as well as our former Chief Marketing Officer, which we refer to as the “named executive officers.” The named executive officers are Richard Ginsburg, Darius G. Nevin, Peter Pefanis, J. Eric Griffin, Tony Wilson, and Kim Lessner and are listed in the “Summary Compensation Table” below. The following compensation discussion and analysis, executive compensation tables and related narrative describe the compensation awarded to, earned by or paid to the named executive officers for services provided to us in 2009, their outstanding equity awards at the end of 2009 and their compensation arrangements with us.

Compensation Discussion and Analysis

Overview, Philosophy and Objectives of Executive Compensation

The Compensation Committee of our Board has authority to establish the salaries, bonuses and equity plan participation levels for the named executive officers. The Compensation Committee also has authority to review and approve employment agreements, severance arrangements and retirement plans for the named executive officers, to oversee the design and administration of equity-based and incentive compensation plans and otherwise to review and approve our compensation plans. Together with the full Board, the Compensation Committee evaluates the performance of our Chief Executive Officer and, with input from the Chief Executive Officer, evaluates the performance of our other named executive officers. Our Board also has the authority to perform the responsibilities and duties of the Compensation Committee.

We compensate our named executive officers primarily through a combination of base salary, annual bonus and equity compensation. The primary objectives of the Compensation Committee with respect to the compensation of our named executive officers are to attract, motivate and retain talented and dedicated executives, to foster a team orientation toward the achievement of company-wide business objectives and to link the interests of the named executive officers with those of our Shareholders. The Compensation Committee’s compensation philosophy with respect to the named executive officers includes the following general elements: providing competitive base salaries and annual bonus targets; rewarding achievement of Company financial performance objectives as well as individual managerial effectiveness; and emphasizing equity incentives for named executive officers. Participation in our stock option programs has also been extended to certain employees, in addition to certain executive officers, based on their perceived potential to contribute to increasing Shareholder value.

Base Salary

The minimum base compensation for Messrs. Ginsburg, Nevin, Pefanis, Griffin and Wilson was established in 2004. At that time, our Board, which was then performing the functions of the Compensation Committee, considered:

•	our historical operating performance and trends;

•	the need to maintain the continuity and focus of our management team through an impending financial restructuring;

•	our goal of delivering competitive compensation to our management team;

•	the recommendations of a compensation consultant and the competitive compensation data and analyses developed by the compensation consultant; and

•	with respect to those executives other than the Chief Executive Officer, the recommendations of the Chief Executive Officer.

To assist our Board in evaluating base salaries and bonus opportunities in June 2004, a compensation consultant was selected by our Board and was instructed to ensure that our compensation programs were appropriate to motivate, retain and compensate senior management through an impending financial restructuring. The compensation consultant developed compensation data obtained from surveys of compensation practices for a broad cross-section of companies representing diverse industries, performance, capital structure and competitive challenges. Where possible, the compensation consultant used regression analysis to adjust the data to our revenue size. The compensation data provided by the compensation consultant was based on data obtained from the following survey sources: Towers Perrin Executive Compensation Database – Single Regression Report (March 2003), Towers Perrin Executive Compensation Data Base – Descriptive Statistics Report (March 2003), Towers Perrin Long-Term Incentive Plan Report (March 2003) and Watson Wyatt Top Management Compensation Survey (April 2003). The salaries of Messrs. Ginsburg, Nevin, Pefanis and Griffin as of June 2004 were found to range from the 46th survey percentile to the 61st percentile for competitive base salary for their position, and these base salary levels were left unchanged in the employment agreements that the Company subsequently entered into with each of the named executive officers. Mr. Wilson was our lowest paid executive officer in 2004 and the compensation consultant did not find sufficient comparable data to provide an equivalent range for his salary.

Each of Messrs. Ginsburg, Nevin, Pefanis, Griffin and Wilson entered into an employment agreement in 2004 which provides that the executive officer will receive a base salary of not less than the amount specified in the employment agreement, and that the base salary is subject to review annually by the Compensation Committee or our Board of Directors. The base salaries of Messrs. Ginsburg, Nevin, Pefanis, Griffin and Wilson remained at the minimum amount required in their respective 2004 employment agreements until the Compensation Committee approved cost-of-living influenced increases to the base salaries of the named executive officers in 2007. Additional cost-of-living increases were approved in 2008 for each named executive officer other than Mr. Wilson. Mr. Ginsburg and Mr. Nevin chose to defer the commencement of their respective cost-of-living increases in 2008, though such increases are to be included in the definition of base salary for annual bonus and change in control compensation purposes. In approving these increases, the Compensation Committee considered consumer price index increases since the month in which each named executive officer’s base salary had last been increased and, in the case of Mr. Pefanis, Mr. Nevin, Mr. Griffin, Mr. Wilson and Ms. Lessner, the recommendation of the Chief Executive Officer.

After completion of the IASG merger on April 2, 2007, the Compensation Committee agreed to increase Mr. Wilson’s base salary from $154,200 to $235,000 to reflect the increase in his responsibilities as President of the Wholesale Segment of the Company which nearly quadrupled in terms of monthly recurring revenue following the IASG merger. The Compensation Committee also considered the compensation of other executive officers in establishing his base pay.

Ms. Lessner was hired as our executive vice president and chief marketing officer in March 2007. We engaged a nationally recognized executive search firm to assist us in identifying candidates and in negotiating employment terms consistent with market requirements for a chief marketing officer for a company with our characteristics following the IASG merger. Ms. Lessner’s employment agreement provided an annual base salary of not less than $265,000. As of April 15, 2009, Ms. Lessner resigned as executive vice president and chief marketing officer of the Company.

The base salary of our named executive officers is intended to provide a competitive base level of pay for the services they provide. We believe that the fixed base annual salary levels for the named executive officers helps us to retain qualified executives and provides a measure of income stability that may lessen potential pressures for the named executive officers to take possibly excessive risks to achieve performance measures under incentive compensation arrangements. “The Summary Compensation Table” provided below reflects the base salary of each of our named executive officers for 2009.

Annual Bonus

On June 3, 2009 we adopted the 2009 Senior Management Short-Term Incentive Plan (the “2009 STIP”). Through the 2009 STIP, certain of our senior managers and officers who have the opportunity to directly and substantially contribute to our achievement of short-term objectives are eligible to receive short-term incentive compensation. The annual incentive target awards for our senior managers and officers range from 15% to 60% of base salary.

Under the 2009 STIP, Mr. Ginsburg, Mr. Nevin, and Mr. Pefanis had an incentive target of 60% of their base salaries. The respective employment agreements of Mr. Ginsburg, Mr. Nevin, and Mr. Pefanis require that they participate in a short-term incentive plan each year with a target bonus of not less than 60% of base salary and a potential to earn at least 100% of base salary.

All of our named executive officers are eligible for an annual bonus under our 2009 STIP. Through the 2009 STIP, certain employees who are viewed as having an opportunity to directly and substantially contribute to achievement of our short-term objectives are selected to participate in the 2009 STIP. Approximately forty employees, including the named executive officers, participated in the 2009 STIP during 2009.

Our annual short-term incentive plan rewards the named executive officers for achieving annual company financial performance objectives and for demonstrating individual leadership. We believe that by providing a positive incentive and annual cash rewards, the short-term incentive plan plays an integral role in motivating and retaining qualified executives. We also believe the allocation of base salary and annual incentive compensation opportunity for named executive officers generally represents a reasonable combination of fixed salary compared to variable incentive pay opportunity and reflects our goal of retaining and motivating our named executive officers.

The 2009 STIP target bonus levels for Messrs. Ginsburg, Nevin and Pefanis were equal to the minimum target bonus levels required by their respective employment agreements. These employment agreements were entered into in 2004, following a compensation review by our Board of Directors with the assistance of a compensation consultant with a view toward maintaining competitive target annual cash compensation levels (base salary plus target annual bonuses) that included an adequate combination of fixed and variable pay. These employment agreements require minimum target bonus levels that are equal to the respective executive’s target bonus level in 2004. In 2004, the target annual cash bonus as a percentage of base salary for Mr. Ginsburg was determined to be between the 25th percentile and the 50th percentile for competitive target bonus and the target annual cash bonus as a percentage of base salary for Mr. Griffin and Mr. Pefanis was equal to the 50th percentile and the 75th percentile, respectively, for competitive target bonus. Mr. Nevin’s target bonus as a percentage of salary was 60% compared to a 75th percentile target bonus as a percentage of salary of 50% for chief financial officers. We believe that the responsibilities of chief financial officers vary. Mr. Nevin had an important role in our successful financial restructuring in 2005, our subsequent financings, and also contributes significantly to strategy development and implementation. As a result of these and other considerations, we believe that the target bonus as a percentage of salary for our Chief Financial Officer is appropriate. Mr. Wilson’s target bonus as a percentage of salary was 28% compared to a 25th percentile target bonus as a percentage of salary of 30% prior to the IASG merger. Mr. Wilson’s target bonus was increased in 2007, after completion of the IASG merger, to 40% which, according to the 2004 report, is equal to the 75th percentile for competitive target bonuses. We believe this is appropriate since our Wholesale Segment is thought to be the largest in the industry based on monthly recurring revenue.

The compensation consultant’s 2004 report indicated that total cash compensation, consisting of base salary plus target bonus, of our named executive officers who were employed with us at that time, other than Mr. Wilson whose position had no match in the study, ranged from the 46th percentile to the 73rd percentile of competitive target total cash compensation. Our short-term incentive plan bonus targets for the applicable named executive officers were viewed as being generally competitive in 2004. The short-term incentive plan bonus targets as a percentage of base salaries for Mr. Ginsburg, Mr. Nevin, Mr. Pefanis, and Mr. Griffin have not been changed from the target percentages in our 2004 STIP. Mr. Wilson’s STIP bonus target increased from 28% to 40% after the IASG merger as discussed above.

Actual earned payments under the 2009 STIP as a percentage of salary can be greater or less than the target percentage depending on our actual performance measured against the budgeted performance criteria approved by the Compensation Committee and set forth in the 2009 STIP. Accordingly, if our performance exceeds budgeted criteria, actual incentive compensation paid under the 2009 STIP may exceed the targeted percentage of base compensation. Actual payments pursuant to the portion of the 2009 STIP based on the budgeted performance criteria were capped at twice the targeted amount, regardless of actual performance.

All of the named executive officers’ performance criteria other than Mr. Wilson’s are evaluated based on the consolidated Company results. Mr. Wilson’s performance criteria are based on a blend of 80% of the Wholesale Segment results and 20% of the consolidated Company results.

Under the 2009 STIP:

•	45% of each annual incentive target award for the named executive officers was based upon Adjusted EBITDA, as defined in the 2009 STIP, which we refer to as the Adjusted EBITDA criterion;

•	25% of each target award was based on recurring monthly revenue (“RMR”), as defined in the 2009 STIP, which we refer to as the RMR criterion; and

•	30% of each target award was based on discretionary qualitative criteria, including managerial effectiveness, each as described in the 2009 STIP.

There is no payment under the Adjusted EBITDA criterion portion of the 2009 STIP unless we generated Adjusted EBITDA equal to at least 90% of the budgeted figure approved by our Board of Directors. The maximum payment under the Adjusted EBITDA criterion portion of the 2009 STIP was two times the amount targeted under the Adjusted EBITDA criterion portion of the 2009 STIP. This maximum amount payable under the Adjusted EBITDA criterion is earned if we generated Adjusted EBITDA equal to at least 110% of the budgeted figure. If Adjusted EBITDA was between 90% and 110% of the budgeted figure, then the payment based on the Adjusted EBITDA criterion would be prorated between zero and twice the target amount of bonus based on Adjusted EBITDA.

Earning a payment under the RMR criterion of the 2009 STIP commenced when actual ending RMR equaled at least 97% of the budgeted figure approved by the Board. The maximum payment under the RMR criterion portion of the 2009 STIP is two times the amount targeted under the RMR criterion portion of the 2009 STIP. This maximum amount payable under the RMR criterion is earned if we had ended 2009 with recurring monthly revenue equal to at least 103% of the budgeted figure. If recurring monthly revenue is between 99% and 101% of the budgeted figure, then the payment based on the RMR criterion is equal to the target amount under the RMR criterion portion of the 2009 STIP. If the recurring monthly revenue is between 97% and 99% of the budgeted figure, then the payment based on the RMR criterion is decreased by 5% of the targeted amount for each 0.10% below 99% of the budgeted figure (down to 97% of the budgeted figure). If the recurring monthly revenue is between 101% and 103% of the budgeted figure, then the payment based on the RMR criterion is increased by 5% of the targeted amount for each 0.10% above 101% of the budgeted figure (up to 103% of the budgeted figure).

The Adjusted EBITDA performance target under the 2009 STIP was $116,508,000 and $15,165,000 for the consolidated Company and Wholesale Segment, respectively. The RMR performance target under the 2009 STIP was $25,207,000 and $2,762,000 for the consolidated Company and Wholesale Segment, respectively. Payments under the consolidated Company Adjusted EBITDA criterion of the 2009 STIP were equal to 154.28% of the target amount and payments made under the consolidated Company RMR criterion of the 2009 STIP were equal to 80% of the target amount. Payments to Mr. Wilson under the blended Company Adjusted EBITDA criterion of the 2009 STIP were equal to 200% of the target amount and payments made under the blended Company RMR criterion of the 2009 STIP were equal to 175% of the target amount. We believe actual consolidated Company Adjusted EBITDA was better than plan due to improvements in our monitoring and related services margins as well as from reduced selling expenses. We ended the year with consolidated RMR at less than plan as actual RMR additions were less than plan primarily due to the difficult economic conditions which persisted throughout 2009. Actual Wholesale Segment Adjusted EBITDA was better than plan primarily due to that segment’s ability to retain some of its largest customers for an extended period beyond expectations as well as cost reductions in excess of plan from a more efficient operating structure from consolidating monitoring centers onto a common monitoring and billing platform.

Payments under the discretionary portion of the 2009 STIP to the named executive officers ranged from 60% to 95% of the target amount. In determining the discretionary portion of payments, the Compensation Committee focused on the fact that our named executive officers were able to generate significant cash flow in a difficult economic environment by operating the business more efficiently, successfully negotiating a settlement agreement with our former parent company and strengthening the balance sheet including a successful refinancing of a portion of our debt. The “Summary Compensation Table” below reflects payments under the objective financial portion of the 2009 STIP in the “Non-Equity Incentive Plan Compensation” column and reflects payments under the discretionary portion of the 2009 STIP in the “Bonus” column.

Under the 2009 STIP, Adjusted EBITDA for purposes of the Adjusted EBITDA criterion was determined in the same manner as the reported Adjusted EBITDA in our 2009 Annual Report filed on Form 10-K with the following adjustments:

•

Unbudgeted expenses, to the extent such expenses reduce Adjusted EBITDA related to (i) legal costs and settlements, with respect to the Company, arising from matters that preceded the tenure of current management (i.e., prior to April 2001, including the Phoenix lease dispute); (ii) legal costs and settlements, with respect to Integrated Alarm Services Group, Inc. (“IASG”), arising from matters that preceded Protection One’s merger with IASG (i.e., prior to April 2007); and (iii) raising debt or equity.

Under the 2009 STIP, RMR for purposes of the RMR criterion was determined as follows:

•

RMR is a measure of all the monthly revenue we are entitled to receive under contracts with customers in effect at the end of the period. RMR includes amounts billable to customers with past due balances that we believe are collectible.

•	Pursuant to the terms of the 2009 STIP, unbudgeted increases or reductions in RMR that resulted from the following items were excluded from the calculations under the 2009 STIP:

•	RMR related to wholesale relationships with certain large dealers;

•	Unbudgeted increases or reductions in RMR that result from (i) a billing system conversion; (ii) a change in estimate; and (iii) dispositions of RMR (whether by selling assets or subsidiaries); and

•

Unbudgeted increases in RMR that result from acquisitions of RMR (whether by purchasing assets or companies, herein “Unbudgeted Acquired RMR”), provided, however, that Unbudgeted Acquired RMR shall be excluded only to the extent such Unbudgeted Acquired RMR causes Actual RMR to exceed Budgeted RMR, unless otherwise approved by the Board.

Equity Compensation

Equity compensation has historically been offered to our employees who are in positions to affect our long-term success through the formation and execution of our business strategies.

In 2005 in connection with our financial restructuring, we adopted the Protection One 2004 Stock Option Plan and a stock appreciation rights plan, which we refer to as the 2005 SAR Plan, and granted to certain named executive officers (i) options with six-year terms that are fully vested and exercisable and expire in either 2011 or 2012 and (ii) stock appreciation rights that will vest no later than 2011.

In preparation for the approaching expiration of the equity awards granted in 2005, our Compensation Committee retained a compensation consultant, Frederic W. Cook & Co., Inc., in 2009 to conduct a competitive review of our equity compensation programs with a focus on long-term incentive programs for our three most senior executive officers, Messrs. Ginsburg, Nevin and Pefanis, whom we refer to as the senior executive officers. The compensation consultant created a peer group comprised of 13 companies that were selected based on relatively similar size and business model to us, referred to as the “proxy data”: Brink’s Home Security, Consol. Communications, GeoEye, Intersections, Iowa Telecom Services, Knology, McGrath RentCorp, Mobile Mini, NTELOS Holdings, Standard Parking, TAL International Grp, TiVo, and Waste Services. Because Brink’s Home Security had not yet disclosed its executive compensation information as an independent entity, the values attributed to Brink’s were used for informational purposes only and were excluded from comparative percentiles. Based primarily on the revenues and incomes of the peer group companies, the market rate of cash compensation was viewed as between the 25th percentile and the median of the proxy data. Compensation was considered to be within the competitive range if it was within 15% of the market rate.

In order to triangulate the results of the competitive analysis, the compensation consultant also utilized pre-IPO survey data of companies that were similar in size from revenue and market capitalization perspectives, referred to as “survey data.” The component companies included in the compensation consultant’s pre-IPO survey data were not listed by the compensation consultant. The survey data was considered in the Company’s analysis because private equity firms, our Principal Stockholders, own approximately 70% of our outstanding common stock and the pre-IPO survey provides an indication of practices of companies owned by private equity firms.

The compensation consultant advised the Compensation Committee that a carried interest analysis, which is a measure of the executive’s actual and potential stock ownership levels, is a useful measure of the competitive positioning of long-term incentive awards and the resulting retention power for companies with large private equity ownership. The compensation consultant found that the senior executive officers’ then-current carried interest, on a value basis, was below the peer 25th percentile at stock prices of $4 and $8, at the median at a stock price of $12 when stock appreciation rights were excluded and at the 75th percentile when stock appreciation rights were included. On September 9, 2009, the date of the report, the price per Share was $3.61.

With respect to carried interest on a percentage of shares outstanding basis, the senior executive officers’ carried interest approximated the survey data median and was above the 75th percentile of the proxy data, when the outstanding SARs (defined below) were excluded. We believe that private companies, including companies owned by private equity firms, often have greater concentration of ownership among their senior executives than public companies. When the outstanding SARs were included, the senior executive officers’ carried interest was above the 75th percentile of the proxy and survey data on a percentage of shares outstanding basis. Due to the limited potential value associated with each SAR, the Company believes that including the SARs in a carried interest as a percentage of shares outstanding calculation produces a significantly overstated indication of potential stock ownership levels.

The compensation consultant was engaged to advise the Compensation Committee and the Board with respect to long-term equity incentives for the senior executive officers. In order to provide context for that analysis, the compensation consultant reviewed the Company’s compensation programs and compared the base salary, target total cash compensation (base salary plus annual incentive bonus) and target total direct compensation (target total cash compensation plus the present value of long-term incentives) for each of Messrs. Ginsburg, Nevin, Pefanis, Wilson, and Griffin, whom we refer to as the surveyed executives. In the aggregate, the surveyed executives’ 2009 salaries were 101% of the proxy data median and 113% of the survey data median.

In the aggregate, the surveyed executives’ 2009 target cash compensation was 101% of both the proxy and survey data median. In the aggregate, the surveyed executives’ target total direct compensation was substantially below the 25th percentile of the proxy data, because at the time of the compensation consultant’s report, the Company had not granted equity awards to the surveyed executives since 2005, except for the 2006 reallocation of outstanding SARs forfeited by a former executive officer to the other 2005 SAR Plan participants, Mr. Ginsburg, Mr. Nevin and Mr. Pefanis and the 2006 grant of 5,000 options to Mr. Griffin.

The compensation consultant advised the Compensation Committee that the recent economic conditions and associated decline in the Company’s Share price had reduced the aggregate value of the senior executive officers’ outstanding stock option and stock appreciation rights awards. As a result of this reduction in value, the retentive value of the Company’s senior executive officer compensation program had diminished. This circumstance, together with the absence of new equity grants to the senior executive officers for several years, made consideration of new equity compensation arrangements appropriate. The Compensation Committee took the compensation consultant’s information under advisement and utilized this information and other information to recommend the appropriate levels of grants in early 2010 in order to further align the interests of the senior executive officers with those of the shareholders. See the section below entitled “2010 Employment Agreement Amendments and Equity Incentive Grants” for additional information regarding equity grants in February of 2010.

Stock Options

We believe that long-term performance is enhanced through an ownership culture that rewards our named executive officers for Share price appreciation through the use of stock options. We believe that stock options encourage executive retention and provide incentive for our named executive officers to increase value for our Shareholders.

Options were granted to our named executive officers who were employed with us and to other employees in February 2005 under the 2004 Stock Option Plan upon the completion of our financial restructuring. In view of the incentives already provided to the named executive officers by the options granted in February 2005, the Compensation Committee did not grant stock options to the named executive officers in 2007, 2008, or 2009, except for 100,000 options issued in connection with the hiring of Ms. Lessner as chief marketing officer in 2007. Stock options were granted in early 2010 as further described below under “2010 Employment Agreement Amendments and Equity Incentive Grants.”

Stock Appreciation Rights

Stock appreciation rights (“SARs”) were granted to Mr. Ginsburg, Mr. Nevin and Mr. Pefanis in February 2005 as a result of our financial restructuring. Under the 2005 SAR Plan, these SARs vest and become payable upon the earlier of (1) a qualified sale as defined in the SAR Plan, which generally means our Principal Stockholders’ (as defined below) sale of at least 60% of their equity interest in Protection One, provided that if the qualified sale is not a permissible distribution event (as defined in the 2005 SAR Plan) the payment will be made, with interest, in connection with a subsequent permissible distribution event, and (2) February 8, 2011. The exercise price of the SARs was $4.50 on the grant date and increase by 9% per annum. If our Principal Stockholders sell less than 60% of their equity interest in Protection One, the exercise price applicable to an equivalent percentage of management’s SARs would be based on the fixed return through the date of such sale. Each SAR that vests and becomes payable in connection with a qualified sale would entitle the holder to receive the difference between (x) the exercise price and (y) the lesser of (i) the value of the consideration paid for one Share in such qualified sale, or (ii) $7.50. In May 2006, a portion of the outstanding SARs were modified to fix the exercise price at $5.02. In November 2006, our Board of Directors approved the reallocation of SARs forfeited by a former executive officer to the other 2005 SAR Plan participants, Mr. Ginsburg, Mr. Nevin and Mr. Pefanis. The forfeited SARs were reallocated to the applicable named executive officers in proportion to the number of SARs that they held immediately before the reallocation. Except for a reallocation upon any forfeiture by a former executive officer, the 2005 SAR Plan does not allow for any grant of additional SARs.

No SARs were granted in 2007, 2008 or 2009. In early 2010, the Company granted SARs under a new SAR plan as further described below under “2010 Employment Agreement Amendments and Equity Incentive Grants.”

All Other Compensation

As described in footnote 2 to the “Summary Compensation Table”, other compensation to our named executive officers included: commuter travel expenses and related taxes; car allowances; company contributions under our 401(k) plan, which are available to employees generally; and payment of life insurance premiums. These payments and other benefits, the amounts of which are not material to us, provide additional compensation and benefits to the applicable named executive officers and, in the case of travel expenses and car allowances, in part defray certain personal expenses related to the applicable named executive officer’s employment. We believe that these payments and other benefits are reasonable and appropriate components of a compensation program that is designed to attract and retain talented executives.

Change in Control and Severance Arrangements

Our change in control and severance arrangements with our named executive officers are described under “Potential Payments Upon Termination or Change in Control.”

We believe that we should provide severance benefits to the named executive officers. Our severance benefits for the named executive officers reflect, among other things, the fact that it may be difficult for a named executive officer to find comparable employment within a short period of time. We believe that our severance arrangements are an important element in the retention of the named executive officers.

We provide Mr. Ginsburg, Mr. Nevin, Mr. Pefanis, Mr. Griffin and Mr. Wilson with additional benefits in the event of a qualifying termination in connection with a change in control. The employment agreement provisions regarding payment upon termination in connection with a change in control were established prior to our 2005 financial restructuring and were intended to, among other things, encourage the named executive officers to enter into the new employment agreements and focus on our performance rather than other employment alternatives. We believe that the interest of Shareholders is served by aligning the interests of the named executive officers with them and that providing change in control benefits reduces the potential for named executive officers to be reluctant toward pursuing a change in control transaction that may be in the best interest of Shareholders. We believe that our change in control and severance arrangements with the named executive officers are an important element in the retention and incentive of the named executive officers.

2010 Employment Agreement Amendments and Equity Incentive Grants

Amended and Restated Employment Agreements.

On February 22, 2010, we, along with our wholly-owned subsidiary, Protection One Alarm Monitoring, Inc., entered into amended and restated employment agreements (the “Amended Agreements”) with Messrs. Ginsburg, Nevin, and Pefanis.

Among other things, the amendments contained in the Amended Agreements (i) broaden the non-competition provisions to prohibit employment with any competitor for 18 months, if 50% or more of the executive’s equity awards granted on February 22, 2010 (discussed below) vest, (ii) modify the change of control tax gross-up provisions to provide that either (x) payouts under the new 2010 equity awards would be reduced to avoid any excise tax or (y) the executive would keep the equity award payouts and pay the related excise tax, and (iii) modify the definition of “good reason” so that the Company’s Shares ceasing to be publicly traded on an established national stock exchange in connection with or following a change of control would allow the executive to terminate his employment with good reason.

Grant of Equity Awards.

On February 22, 2010, we granted to Messrs. Ginsburg, Nevin and Pefanis (i) SARs under the Company’s 2010 Stock Appreciation Rights Plan (the “2010 SAR Plan”), which was adopted by the Company on February 22, 2010; (ii) stock options under the company’s 2008 Long-Term Incentive Plan (the “2008 LTIP”); and (iii) restricted share awards under the 2008 LTIP. We refer to these grants collectively as the “2010 equity awards.” The grant of restricted stock was as follows: 50,000 restricted Shares to Mr. Ginsburg, 25,000 restricted Shares to Mr. Nevin, and 25,000 restricted Shares to Mr. Pefanis. The grant of stock options was as follows: 195,182 stock options to Mr. Ginsburg, 130,284 stock options to Mr. Nevin, and 113,694 stock options to Mr. Pefanis. The grant of SARs was as follows: 195,182 SARs to Mr. Ginsburg, 130,284 SARs to Mr. Nevin, and 113,694 SARs to Mr. Pefanis.

The exercise price for each stock option is $9.50, the closing price of the Shares on the date of grant. The payout for each SAR is equal to the difference between (x) $7.50, and (y) the lesser of: (i) $9.50, the closing price of the company’s Shares on the date of grant, and (ii) the value of a Share on the date of exercise.

The 2010 equity awards vest in one-half increments on each of the second and third anniversary of the grant date so long as the executive is employed with the company. Vesting of the 2010 equity awards will accelerate upon a change of control of the company if (x) the executive is employed with the company at the time of the change of control or (y) the change of control occurs within two years of the date of grant and within 90 days of the executive’s termination that is a qualifying termination (as defined in the Amended Agreements). Both the stock options and the restricted Shares are subject to all the terms and conditions of the 2008 LTIP as well as the individual award agreements. The SARs are subject to all of the terms and conditions of the 2010 SAR Plan as well as the individual grant agreements.

Tax Treatment under Section 162(m), 280G and 409A of the Code

Section 162(m) of the Code

In structuring our compensation plans, we take into consideration Section 162(m) of the Code, and other factors the Compensation Committee deems appropriate. Section 162(m) of the Code disallows the deduction of compensation for each of the named executive officers in excess of $1,000,000 per person, except for certain payments based upon performance goals. Nevertheless, in order to accomplish the objectives described above with respect to our compensation programs, some of the compensation under our compensation programs is not deductible by reason of Section 162(m). The stock options granted to our named executive officers were designed so that any expense we recognize under the Code resulting from them would be deductible under Section 162(m). Base salary, bonuses paid under the short-term incentive plan, and perquisites and personal benefits paid in 2009, to the extent in the aggregate they were in excess of $1,000,000 per named executive officer, were not deductible by reason of Section 162(m).

We do not believe that payments that may be made in the future to any named executive officers pursuant to SARs or restricted Share agreements would meet the performance-based compensation exception, and therefore those payments would be subject to the Section 162(m) limitation. In addition, any payments made to the named executive officers pursuant to their respective employment agreements following a change in control may also not be deductible due to the Section 162(m) limitation.

Section 280G of the Code

As discussed below under “Potential Payments Upon Termination or Change in Control,” under the employment agreements with Messrs. Ginsburg, Nevin, Pefanis, Griffin and Wilson, in the event that any amounts or benefits paid to a named executive officer pursuant to his current employment agreement are subject to the excise tax imposed under Section 4999 of the Code, we will pay the named executive officer an additional amount to compensate him for that tax liability, subject to certain potential reductions in payments and exceptions in certain circumstances with respect to the 2010 equity awards. In general, if the total amount of payments to an individual that are contingent upon a “change in control” (as defined in Section 280G of the Code) of the Company, excluding payments for reasonable compensation for services rendered after the change of control, including a covenant not to compete, equals or exceeds three times the individual’s “base amount” (generally, the individual’s average annual compensation for the five calendar years preceding the change in control), the payments may be treated as “parachute payments” under the Code. The portion of such payments that exceeds the individual’s “base amount” is non-deductible to us under Section 280G of the Code, and the individual is subject to a 20% excise tax on such amount under Section 4999 of the Code. Under the employment agreements of each of Messrs. Ginsburg, Nevin, Pefanis, Griffin and Wilson, we are obligated to make additional cash payments to the named executive officers to compensate them for the 20% excise tax so that they receive the same benefit from their awards as if such excise tax did not apply (subject to certain potential reductions in payments and exceptions in certain circumstances with respect to the 2010 equity awards). These additional payments are non-deductible by us and constitute income to the executives, which requires further payment under the employment agreements to compensate the executives for the income tax incurred with respect to such payments. Non-deductible parachute payments generally reduce the $1 million deduction limitation under Section 162(m) of the Code, discussed above.

The employment agreements of each of Messrs. Ginsburg, Nevin, Pefanis, Griffin and Wilson provide that they agree to reduce the aggregate amount of any payments or benefits that constitute “parachute payments” under Section 280G of the Code to the extent necessary so that such payments and benefits do not equal or exceed three times the named executive officer’s “base amount” (and therefore are not subject to the excise tax imposed by Section 4999); provided, however, that they are not required to make any such reduction if the reduction necessary to cause such payments and benefits not to equal or exceed three times his “base amount” is more than $100,000 and further provided that the 2010 equity awards to the senior executive officers are treated as follows. In the event of a change in control, the Company’s tax counsel, or such other tax counsel or public accounting firm as may be agreed upon by a senior executive officer and the Company, will determine whether the excise tax imposed by Section 4999 would be owed in connection with a full payout under the senior executive officer’s employment agreement and equity grants. While the Company generally has an obligation to pay the executives a “gross up” related to any such excise tax, each senior executive officer’s employment agreement generally provides that either payouts under the 2010 equity awards would be reduced to avoid any excise tax, or the senior executive officer would keep the 2010 equity award payouts and pay the related excise tax.

As discussed under “Potential Payments Upon Termination or Change in Control,” each of the employment agreements of the named executive officers provides benefits in connection with a change in control. The change in control benefit has a “double trigger” for severance payments in the event of a change in control. This means that there must be both a change in control and a qualifying termination before the executive is entitled to such payment.

Section 409A of the Code

Section 409A of the Code sets forth specific requirements relating to the payment of deferred compensation to employees and other service providers. Deferred compensation payments that do not meet these requirements are generally taxed to the employee or service provider when they vest, and may also be subject to a 20% penalty tax, payable by the employee or service provider. We have structured payments under our executive compensation programs in a manner that is intended to meet the requirements of Code Section 409A.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the “Compensation Discussion and Analysis” section of this Information Statement with management. Based on its review and discussions with management, the Compensation Committee recommended to our Board of Directors that the “Compensation Discussion and Analysis” be included in this Information Statement. This report is provided by the following directors, who comprise the Compensation Committee:

COMPENSATION COMMITTEE MEMBERS:

Robert J. McGuire

Alex Hocherman

Summary Compensation Table

The following table sets forth information regarding compensation earned by our Chief Executive Officer, our Chief Financial Officer, and our three other most highly compensated executive officers as of December 31, 2009, as well as our former Chief Marketing Officer, during the years 2009, 2008 and 2007:

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards (1) ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)(2)	Total ($)
Richard Ginsburg,	2009	500,000	88,493	—	277,665	30,137	896,295
Chief Executive Officer	2008	500,000	83,835	—	70,639	31,780	686,254
	2007	500,000	81,000	—	257,600	24,668	863,268
Darius G. Nevin,	2009	330,000	58,405	—	183,259	57,349	629,013
Chief Financial Officer	2008	330,000	55,331	—	46,622	68,161	500,114
	2007	330,000	53,460	—	170,016	31,750	585,226
Peter Pefanis,	2009	310,500	44,712	—	166,599	26,472	548,283
Executive VP Operations	2008	307,875	50,301	—	42,383	21,140	421,699
	2007	294,121	54,000	—	154,560	21,166	523,847
Tony Wilson,	2009	235,000	16,920	—	117,392	20,866	390,178
President – CMS	2008	235,000	22,560	—	59,257	20,240	337,057
J. Eric Griffin,	2009	225,630	24,368	—	80,708	21,411	352,117
VP and General Counsel	2008	223,722	21,660	—	20,532	20,877	286,791
	2007	215,000	20,928	—	74,876	20,914	331,718
Kim Lessner,	2009	111,754	—	—	115,282	281,729	508,765
former Chief Marketing Officer	2008	271,956	44,433	—	37,439	20,877	374,705
	2007	215,814	38,944	988,000	111,467	15,233	1,369,458

(1)	The amount in “Option Awards” represents the aggregate grant date fair value computed in accordance with ASC Topic 718. Options were granted in 2007 to our former Chief Marketing Officer. Assumptions used in the valuation of option awards are discussed in Note 7, “Share-Based Employee Compensation” in our Annual Report on Form 10-K for the year ended December 31, 2009.

(2)	“All Other Compensation” for the periods presented includes the following items:

	Mr. Ginsburg	Mr. Nevin	Mr. Pefanis	Mr. Griffin	Mr. Wilson	Ms. Lessner
2009
Commuting travel and related taxes, including income tax reimbursements of $2,126 for Mr. Ginsburg and $12,583 for Mr. Nevin	$5,811	$33,686	$—	$—	$—	$—
Car allowance	14,488	13,536	13,536	13,536	13,536	3,948
Company contributions to 401(k) plan	7,350	7,350	7,350	5,829	5,875	2,794
Life and disability insurance premiums paid by the Company	2,488	2,777	5,586	2,046	1,455	712

Severance	$—	$—	$—	$—	$—	274,275
Total	$30,137	$57,349	$26,472	$21,411	$20,866	$281,729
2008
Commuting travel and related taxes, including income tax reimbursements of $3,366 for Mr. Ginsburg and $17,537 for Mr. Nevin	$9,106	$46,949	$—	$—	$—	$—
Car allowance	14,488	13,536	13,536	13,536	13,536	13,536
Company contributions to 401(k) plan	5,086	5,086	5,086	5,086	4,406	5,086
Life and disability insurance premiums paid by the Company	3,100	2,590	2,518	2,255	2,298	2,255
Total	$31,780	$68,161	$21,140	$20,877	$20,240	$20,877
2007
Commuting travel and related taxes, including income tax reimbursements of $717 for Mr. Ginsburg and $3,855 for Mr. Nevin	$1,965	$10,557	$—	$—	$—	$—
Car allowance	14,488	13,536	13,536	13,536	—	11,024
Company contributions to 401(k) plan	5,201	5,201	5,201	5,201	—	2,650
Life and disability insurance premiums paid by the Company	3,014	2,456	2,429	2,177	—	1,559
Total	$24,668	$31,750	$21,166	$20,914	$—	$15,233

Grants of Plan Based Awards

The following tables set forth the information as to the awards granted for 2009 for each of the named executive officers.

Name	Grant Date		SARs Units (#)	Estimated Possible Payouts Under Non- Equity Incentive Plan Awards				All Other Option Awards:	Grant Date Fair Value of Stock and Option Awards ($)
				Threshold ($)	Target ($)	Maxi- mum ($)	Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)
Richard Ginsburg	6/3/09	(1)	—	0	217,350	434,700	—	—	—
Darius G. Nevin	6/3/09	(1)	—	0	143,451	286,902	—	—	—
Peter Pefanis	6/3/09	(1)	—	0	130,410	260,820	—	—	—
Tony Wilson	6/3/09	(1)	—	0	65,800	131,600	—	—	—
Eric Griffin	6/3/09	(1)	—	0	63,176	126,353	—	—	—

(1)	These amounts relate to payments under the 2009 STIP. See the discussion under “Compensation Discussion and Analysis” for additional information relating to the 2009 STIP.

Each named executive officer is party to an employment agreement. The terms of Mr. Ginsburg, Mr. Nevin, Mr. Pefanis, Mr. Griffin and Mr. Wilson’s employment agreements are automatically extended on July 23 of each year for an additional one-year period, subject to either party’s right to terminate by giving written notice at least 30 days prior to the end of the term. The current employment agreements provide for minimum annual base salaries for each of Mr. Ginsburg, Mr. Nevin, Mr. Pefanis, Mr. Griffin and Mr. Wilson. Pursuant to their employment agreements, the named executive officers are eligible to receive bonus awards, payable in cash or otherwise, and to participate in all of our employee benefit plans and programs in effect for the benefit of our senior executives, including stock option, 401(k) and insurance plans. We will reimburse the named executive officers for all reasonable expenses incurred in connection with the conduct of our business, provided the executive officers properly account for any such expenses in accordance with our policies. Pursuant to their employment agreements, Mr. Ginsburg’s and Mr. Nevin’s reimbursable business expenses include the travel related costs from and to their homes. Further, pursuant to their employment agreements, should any portion of our reimbursement of travel expenses incurred by Mr. Ginsburg or Mr. Nevin constitute taxable wages for federal income or employment tax purposes, we will pay Mr. Ginsburg and Mr. Nevin an additional amount to cover such tax liability.

Pursuant to the terms of their respective employment agreements, upon the occurrence of termination of employment each named executive officer is entitled to certain payments and benefits, which are described below under “Potential Payments Upon Termination or Change in Control.” The employment agreements contain provisions relating to non-competition, non-solicitation, non-disparagement and the protection of confidential information, which are also discussed below under “Potential Payments Upon Termination or Change in Control.” The post year end arrangements discussed above in “2010 Employment Agreement Amendments and Equity Incentive Grants” are not reflected in the tables because the tables assume the change in control or termination occurred as of the end of the last fiscal year.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth the outstanding equity awards for each named executive officer as of December 31, 2009.

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Awards Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)		Option Expiration Date
Richard Ginsburg	621,035 — — 17,500	— 195,182 692,010 —	— — — —	6.52 5.02 6.86 65.83	(1) (2) (3)	02/08/2011 02/08/2011 02/08/2011 04/16/2011
Darius G. Nevin	388,147 — — 1,000 4,400	— 130,284 461,917 — —	— — — — —	6.52 5.02 6.86 103.50 60.30	(1) (2) (3)	02/08/2011 02/08/2011 02/08/2011 02/08/2012 08/01/2011
Peter Pefanis	388,147 — — 1,000 900 2,000 500	— 113,693 403,097 — — — —	— — — — — — —	6.52 5.02 6.86 67.00 103.50 137.50 135.00	(1) (2) (3)	02/08/2011 02/08/2011 02/08/2011 06/04/2011 02/08/2012 06/28/2012 09/12/2012
Eric Griffin	10,000 4,271 500	— 729 —	— — —	6.52 14.02 103.50	(1) (4)	02/08/2011 7/25/2012 02/08/2012
Tony Wilson	15,000 200 450 200	— — — —	— — — —	6.52 71.88 67.50 103.50	(1)	02/08/2011 1/27/2010 3/14/2011 2/08/2012
(1)	These options, which were granted on February 8, 2005, vest and become exercisable ratably over a 48-month period beginning with the first full month following the grant date, or March 1, 2005, provided that the options granted to Mr. Ginsburg, Mr. Nevin and Mr. Pefanis generally vest and become exercisable immediately upon a qualifying termination, as defined in their respective employment agreements (excluding a qualifying termination resulting from a voluntary termination for any reason during the thirty-day period beginning six months after certain potential change in control transactions), that occurs after any sale by our Principal Stockholders (as defined below) of at least 60% of their equity interest in the Company.
(2)	Represents the base price of the modified SARs. Due to the May 12, 2006 modification, the base price on the modified SARs is fixed at $5.02 per SAR. See “Compensation Discussion and Analysis – Stock Appreciation Rights” above, for additional information.
(3)	Represents the base price as of December 31, 2009 of the unmodified SARs. Under the SAR Plan, the base price increases at a rate of 9% compounded annually. See “Compensation Discussion and Analysis – Stock Appreciation Rights” above, for additional information.
(4)	These options, which were granted on July 25, 2006, vest and become exercisable ratably over a 48-month period beginning with the first full month following the grant date, or August 1, 2006.

Potential Payments upon Termination or Change in Control

Richard Ginsburg, Chief Executive Officer	Non- Qualifying Termination (1)	Qualifying Termination (2)	Qualifying Termination with Change in Control (2)(3)		Death or Disability (4)	Change in Control (Without a Qualifying Termination) (5)
Compensation:
Base Salary	$—	$1,035,000	$1,547,325		$—	$—
Short-Term Incentive:
Current Year Pro Rata Amount	—	778,874	1,035,902		—	—
Other Severance Payment Amount	—	—	—		—	—
Long-Term Incentive:
Stock Options-Unvested and Accelerated (6)	—	—	—		—	—
Stock Appreciation Rights- Unvested and Accelerated (7)	—	—	284,966		—	284,966
Benefits and perquisites:
Post-Employment Benefits (8)	—	59,817	59,817		—	—
Life Insurance Proceeds	—	—	—		1,035,000	—
Disability Benefits	—	—	—		(4)	—
Accrued Vacation Pay	74,639	74,639	74,639		74,639	—
280G Tax Gross-up	—	—	—	(9)	—	—

TOTAL:	$74,639	$1,948,330	$3,002,649		$1,109,639	$284,966

Darius G. Nevin, Chief Financial Officer	Non- Qualifying Termination (1)	Qualifying Termination (2)	Qualifying Termination with Change in Control (2)(3)		Death or Disability (4)	Change in Control (Without a Qualifying Termination) (5)
Compensation:
Base Salary	$—	$683,100	$1,021,235		$—	$—
Short-Term Incentive:
Current Year Pro Rata Amount	—	515,962	686,230		—	—
Other Severance Payment Amount	—	—	—		—	—
Long-Term Incentives:
Stock Options—Unvested and Accelerated (6)	—	—	—		—	—
Stock Appreciation Rights— Unvested and Accelerated (7)	—	—	190,215		—	190,215
Benefits and perquisites:
Post-Employment Benefits (8)	—	46,428	46,428		—	—
Life Insurance Proceeds	—	—	—		683,100	—
Disability Benefits	—	—	—		(4)	—
Accrued Vacation Pay	49,262	49,262	49,262		49,262	—
280G Tax Gross-up	—	—	—	(9)	—	—

TOTAL:	$49,262	$1,294,752	$1,993,370		$732,362	$190,215

Peter Pefanis, Executive Vice President and Chief Operating Officer	Non- Qualifying Termination (1)	Qualifying Termination (2)	Qualifying Termination with Change in Control (2)(3)		Death or Disability (4)	Change in Control (Without a Qualifying Termination) (5)
Compensation:
Base Salary	$—	$621,000	$928,395		$—	$—
Short-Term Incentive:
Current Year Pro Rata Amount	—	470,819	626,190		—	—
Other Severance Payment Amount	—	—	—		—	—
Long-Term Incentives:
Stock Options—Unvested and Accelerated (6)	—	—	—		—	—
Stock Appreciation Rights— Unvested and Accelerated (7)	—	—	165,993		—	165,992
Benefits and perquisites:
Post-Employment Benefits (8)	—	44,972	44,972		—	—
Life Insurance Proceeds	—	—	—		621,000	—
Disability Benefits	—	—	—		(4)	—
Accrued Vacation Pay	44,784	44,784	44,784		44,784	—
280G Tax Gross-up	—	—	—	(9)	—	—

TOTAL:	$44,784	$1,181,575	$1,810,334		$665,784	$165,992

J. Eric Griffin, Vice President and Chief Counsel	Non- Qualifying Termination (1)	Qualifying Termination (2)	Qualifying Termination with Change in Control (2)(3)		Death or Disability (4)	Change in Control (Without a Qualifying Termination) (5)
Compensation:
Base Salary	$—	$225,630	$449,004		$—	$—
Short-Term Incentive:
Current Year Pro Rata Amount	—	148,452	221,936		—	—
Other Severance Payment Amount	—	—	—		—	—
Long-Term Incentives:
Stock Options—Unvested and Accelerated (6)	—	—	—		—	—
Stock Appreciation Rights— Unvested and Accelerated (7)	—	—	—		—	—
Benefits and perquisites:
Post-Employment Benefits (8)	—	15,055	30,110		—	—
Life Insurance Proceeds	—	—	—		451,260	—
Disability Benefits	—	—	—		(4)	—
Accrued Vacation Pay	28,848	28,848	28,848		28,848	—
280G Tax Gross-up	—	—	—	(9)	—	—

TOTAL:	$28,848	$417,985	$729,898		$480,108	$—

Tony Wilson, President CMS	Non- Qualifying Termination (1)	Qualifying Termination (2)	Qualifying Termination with Change in Control (2)(3)		Death or Disability (4)	Change in Control (Without a Qualifying Termination) (5)
Compensation:
Base Salary	$—	$235,000	$467,650		$—	$—
Short-Term Incentive Plan:
Current Year Pro Rata Amount	—	128,060	191,450		—	—
Other Severance Payment Amount	—	—	—		—	—
Long-Term Incentives:
Stock Options—Unvested and Accelerated (6)	—	—	—		—	—
Stock Appreciation Rights— Unvested and Accelerated (7)	—	—	—		—	—
Benefits and perquisites:
Post-Employment Benefits (8)	—	18,869	37,738		—	—
Life Insurance Proceeds	—	—	—		470,000	—
Disability Benefits	—	—	—		(4)	—
Accrued Vacation Pay	33,894	33,894	33,894		33,894	—
280G Tax Gross-up	—	—	—	(9)	—	—

TOTAL:	$33,894	$415,823	$730,732		$503,894	—

(1)	A non-qualifying termination is any termination not qualifying as a qualifying termination, and includes a voluntary termination by the named executive without good reason, retirement, a termination by us for cause, or any termination on account of death or disability. The meanings of the terms “cause” and “good reason” for purposes of determining potential payments to named executive officers upon termination or a change in control are described below.
(2)	A qualifying termination is a termination of the named executive’s employment by us other than for cause or by the named executive for good reason. These calculations assume that the named executive’s date of termination was December 31, 2009 and assume that the price per Share on the date of termination was $6.48 per Share, which was the closing price per Share as of December 31, 2009 reported on the Nasdaq Global Market (the “closing stock price”).
(3)	This column applies to a qualifying termination within four months prior or one year after a change in control. The meaning of the term “change in control,” for purposes of determining potential payments to named executive officers under their respective employment agreements upon a qualifying termination with a change in control, is described below. These calculations assume that the change in control occurred on December 31, 2009.
(4)	A termination due to death or disability is not a qualifying termination. Our long-term disability coverage provides each named executive up to 66.67% of base salary, up to a maximum monthly benefit of $11,112. The amount of any actual disability payments would depend on the length of the disability and other factors, and accordingly, cannot be reasonably estimated. We provide life insurance coverage equal to two times the named executive’s base salary.
(5)	Assumes that the change in control is also a qualified sale and that it occurred as of December 31, 2009. If a change in control did not constitute a qualified sale, such an event would not trigger a payout on the SARs. We have assumed for illustrative purposes that we would exercise our discretion under the 2004 Stock Option Plan to accelerate vesting or terminate options in exchange for consideration in the event of a change in control. If we were not to exercise our discretion under the 2004 Stock Option Plan to accelerate vesting or terminate options in exchange for consideration in the event of the change in control, then the change in control without a qualifying termination would not trigger any acceleration of vesting or termination of options in exchange for consideration.

(6)	Only Mr. Griffin held options that had not fully vested as of December 31, 2009. His unvested options had no intrinsic value as of that date because the exercise price per Share was higher than the closing stock price.
(7)	Represents the intrinsic value of the modified SARs as of December 31, 2009, which had a base price of $5.02 per SAR. The unmodified SARs had no intrinsic value at the closing stock price.
(8)	Mr. Ginsburg, Mr. Nevin and Mr. Pefanis are entitled to continuing medical, dental and life insurance coverage for three years following a qualifying termination. Mr. Griffin and Mr. Wilson are entitled to one year of continuing coverage following a qualifying termination. In addition, Mr. Griffin and Mr. Wilson are entitled to two years of continuing coverage following a qualifying termination coupled with a change in control. We have agreed to reimburse each executive for any income taxes that are payable by the executive as a result of providing these post-employment benefits.
(9)	We have agreed to reimburse each of Messrs. Ginsburg, Nevin, Pefanis, Griffin, and Wilson for all excise taxes that are imposed on the executive under Section 280G and any income and excise taxes that are payable by the executive as a result of any reimbursements for Section 280G excise taxes. See the discussion below under “Post-Termination Benefits Under Employment Agreements.”

As a result of the 2010 equity awards, and assuming a value per Share of the closing stock price, if a change of control were to occur, Mr. Ginsburg, Mr. Nevin, and Mr. Pefanis would receive an additional $324,000, $162,000, and $162,000, respectively, based on the immediate cash-out of the unvested restricted Shares of 50,000, 25,000, and 25,000, respectively. Neither the stock options nor the SARs would have value because the closing stock price is below the exercise price for both the stock options and the SARs.

As of April 15, 2009, Ms. Lessner resigned as executive vice president and chief marketing officer of the Company. Pursuant to the terms of her employment agreement, she received a severance payment of $274,275.

Below is a description of additional assumptions that were used in creating the tables above and certain contract provisions relating to the potential payments shown in the tables above. The assumptions have been modified to take into account the Amended Agreements. Unless otherwise noted the descriptions of the payments below are applicable to all of the above tables relating to potential payments upon termination or change in control.

Post-Termination Benefits Under Employment Agreements

Each named executive officer is party to an employment agreement. The terms of Mr. Ginsburg, Mr. Nevin, Mr. Pefanis, Mr. Griffin and Mr. Wilson’s employment agreements are automatically extended on July 23 of each year for an additional one-year period, subject to either party’s right to terminate by giving written notice at least 30 days prior to the end of the term. The term of Ms. Lessner’s employment agreement commenced on March 8, 2007 and continued until her resignation. Certain terms of these employment agreements relating to compensation during the applicable named executive officer’s term of employment are described above in the narrative following the “Grants of Plan Based Awards” table.

Pursuant to the terms of their respective employment agreements, a termination of employment by us other than for “cause,” including if we provide a notice of nonrenewal of the employment agreement, or by the executive for “good reason,” constitutes a “qualifying termination,” and upon a qualifying termination Mr. Ginsburg, Mr. Nevin and Mr. Pefanis would be entitled to receive:

•	a lump-sum cash payment equal to:

•	annual base salary and bonus amounts earned but not previously paid through the date of the termination;

•

a bonus equal to the average bonus over the preceding three years (the average annual bonus) pro-rated for the fiscal year in which the termination occurs, less any amount paid to the executive from our annual incentive plan for the fiscal year in which the termination occurs; and

•	the cash equivalent of any accrued paid time off,

•	a lump-sum cash payment equal to the sum of:

•	2.0 (or 2.99 for terminations within four months prior to or one year after a “change in control”) times the executive officer’s annual base salary, plus

•	2.0 (or 2.99 for terminations within four months prior to or one year after a “change in control”) times the executive officer’s average annual bonus, and

•	continued participation for three years in our medical, dental and life insurance plans.

Mr. Griffin’s and Mr. Wilson’s employment agreements also provide that a qualifying termination is defined as a termination of employment by us other than for “cause” or by Mr. Griffin or Mr. Wilson for “good reason.” Upon a qualifying termination, Mr. Griffin and Mr. Wilson would be entitled to receive:

•	a lump-sum cash payment equal to:

•	annual base salary and bonus amounts earned but not previously paid through the date of the termination;

•

a bonus equal to the average bonus over the preceding three years (the average annual bonus) pro-rated for the fiscal year in which the termination occurs, less any amount paid to the executive from our annual incentive plan for the fiscal year in which the termination occurs; and

•	the cash equivalent of any accrued paid time off,

•	a lump-sum cash payment equal to the sum of:

•	1.0 (or 1.99 for terminations within four months prior to or one year after a “change in control”) times his annual base salary, plus

•	1.0 (or 1.99 for terminations within four months prior to or one year after a “change in control”) times his average annual bonus, and

•	continued participation for one year (or two years for terminations within four months prior to or one year after a “change in control”) in our medical, dental and life insurance plans.

Mr. Ginsburg, Mr. Nevin, Mr. Pefanis, Mr. Griffin and Mr. Wilson’s employment agreements provide that the executives’ rights with respect to any equity awards granted under any of the Company’s plans will be governed exclusively by the terms of such plans and the applicable grant agreements, including such rights in the event of a termination of employment or change in control.

The definitions of “cause” and “good reason” in the named executive officers’ employment agreements are described below under “Involuntary not for Cause Termination for Good Reason.”

Non-Compete, Non-Solicitation, Non-Disparagement and Confidentiality Provisions of Employment Agreements

Each named executive officer’s employment agreement with us includes non-competition, non-solicitation, non-disparagement and confidentiality provisions. The non-competition provisions in Mr. Ginsburg, Mr. Nevin and Mr. Pefanis’ employment agreements that apply if less than 50% of the 2010 equity awards vest contain meaningful exceptions (we refer to such non-competition provisions as the “original non-competition provisions”) and apply during the senior executive’s employment and until the second anniversary of the named executive officer’s termination of employment (referred to as the non-competition period). However, if 50% or more of the 2010 equity awards vest, then, instead of the original non-competition provisions applying for the non-competition period, the exceptions to the original non-competition provisions are generally eliminated, and more stringent non-competition provisions are applied until 18 months after the senior executive officer’s termination of employment (referred to as the vested non-competition period). After consulting with an outside appraisal firm, the Company believes that application of the more stringent non-competition provisions for 18 months would provide substantially more value to the Company than would application of the original non-competition provisions for two years, because the more stringent non-competition provisions would preclude the senior executive officers from working with a competitor with revenue of less than $160,000,000 or with a non-competitor that begins to compete with the Company through no assistance or plan of the senior executive.

The non-competition provisions for Mr. Griffin and Mr. Wilson’s employment agreements apply during their employment and until the first anniversary of their termination of employment (which is also referred to as the non-competition period) or the second anniversary in the event they are entitled to payments under certain change in control provisions of their employment agreements. Ms. Lessner was subject to non-competition provisions in her employment agreement until April 14, 2010.

With respect to the non-competition period, each named executive officer is generally prohibited from owning, managing, operating or otherwise being connected to any entity engaged, at the time that the named executive officer becomes associated with the entity, in the business of providing security monitoring services with revenue in excess of $160,000,000. If the vested non-competition period applies, then Mr. Ginsburg, Mr. Nevin and Mr. Pefanis are generally prohibited from owning, managing, operating or otherwise being connected to any entity engaged in the business of providing security monitoring services. During either the non-competition period or the vested non-competition period, the named executive officers are not prohibited from investing in an aggregate of up to 3% of the publicly traded securities of any corporation listed on the New York Stock Exchange, the American Stock Exchange or The Nasdaq National Market. If a named executive officer challenges the enforceability of the non-competition provisions of his employment agreement, then he forfeits any right to any payments with respect to base salary, short term incentive plan, benefits and perquisites under his employment agreement that are triggered by a termination of employment, and, to the extent applicable, his 2010 equity awards, to the extent that such payments or benefits have not already been received.

The non-solicitation, non-disparagement and confidentiality provisions in each named executive officer’s employment agreement are not expressly linked to the receipt of payments or benefits upon a termination of employment or a change in control. The non-solicitation and confidentiality provisions apply during the non-competition period or the vested non-competition period, as applicable. The non-disparagement provisions are not expressly limited in duration.

Equity Acceleration

The vesting of the 2010 equity awards granted to Mr. Ginsburg, Mr. Nevin and Mr. Pefanis in February 2010 will accelerate upon a change of control of the company if (x) the executive is employed with the company at the time of the change of control or (y) the change of control occurs within two years of the date of grant and within 90 days of the executive’s termination that is a qualifying termination (as defined in the employment agreements). Upon a change of control, the stock options will be cancelled and the executive will receive a payment of cash equal to the excess of the change of control price over $9.50 times the number of unexercised options; the SARs will be paid out at an amount equal to the difference between (i) $7.50, and (ii) the lesser of: (a) $9.50 and (b) the change of control price; and the unvested restricted Shares will be cashed out in an amount equal to the change of control price times the number of unvested restricted Shares.

As described in “Compensation Discussion and Analysis,” under the SAR Plan, the SARs, which are held by Mr. Ginsburg, Mr. Nevin and Mr. Pefanis, vest and become payable upon the earlier of (1) a “qualified sale” as defined in the SAR Plan, which generally means the first transaction that results in Monarch and Quadrangle (together, our “Principal Stockholders”) and their affiliates having sold, assigned or transferred to unaffiliated parties at least 60% of the equity interest in the Company held as of February 8, 2005, by our Principal Stockholders, provided that, if the qualified sale does not qualify as a permissible distribution event, then the payment will be made, with interest, in connection with a subsequent permissible distribution event, and (2) February 8, 2011.

Health Care Benefits

The value of the health benefits, which consists of medical, dental and life insurance benefits, is estimated based upon the current costs to us of providing such benefits.

Included in the above table is an estimate of the associated tax gross-up payments (based on a 35% federal income tax rate, a 1.45% Medicare tax rate and the applicable state income tax rate) of $21,854, $17,196 and $19,015 for the three years of post-employment benefits provided to Mr. Ginsburg, Mr. Nevin and Mr. Pefanis, respectively. The associated tax gross-up estimated payments for Mr. Griffin are $5,488 for one year of benefits and $10,975 for two years of benefits. The associated tax gross-up estimated payments for Mr. Wilson are $6,878 for one year of benefits and $13,756 for two years of benefits.

Involuntary not for Cause Termination for Good Reason

Each of our named executive officers will be entitled to certain benefits as described in the tables above in the event of a qualifying termination, which means that the executive’s employment is terminated by us for reasons other than cause or by the executive for good reason, as defined in the named executive officer’s employment agreement.

A termination of a named executive officer by us is for “cause” if it is for any of the following reasons:

•

the willful and continued failure of the named executive officer to perform substantially his duties with the Company (other than any such failure resulting from such named executive officer’s incapacity due to physical or mental illness or any such failure subsequent to the named executive officer being delivered a notice of termination without cause by us or the named executive officer delivering a notice of termination for good reason to us) that is not remedied within 30 days after a written demand for substantial performance is delivered to the named executive officer by the Chairman of our Board or the Chairman of the Compensation Committee or, in the case of named executive officers other than the Chief Executive Officer, the Chief Executive Officer, which specifically identifies the manner in which the named executive officer has not substantially performed his duties; or

•	the named executive officer’s conviction by a court of law, admission in a legal proceeding that he is guilty or plea of nolo contendere, in each case, with respect to a felony.

For purposes of the definition of the term “cause,” no act or failure to act by a named executive officer will be considered “willful” unless it was done or omitted to be done by the named executive officer in bad faith and without reasonable belief that his or her action or omission was in, or not opposed to, our best interests.

A termination by a named executive officer is for “good reason” if it is based on any of the following events:

•

any change in the duties or responsibilities (including reporting responsibilities) of the named executive officer that is inconsistent in any material and adverse respect (which may be cumulative) with named executive officer’s position(s), duties, responsibilities or status with the Company (including any adverse diminution of such duties or responsibilities), provided, however, that with respect to Messrs. Wilson and Griffin, good reason shall not be deemed to occur upon a change in duties or responsibilities (other than reporting responsibilities) that is solely and directly due to the Company no longer being a publicly traded entity;

•	the failure to reappoint or reelect the named executive officer to any position held by him without his consent;

•

a material breach of the employment agreement by the Company including but not limited to reduction in the named executive officer’s base salary or other reduction in medical, dental, life or disability benefits (except to the extent such reductions apply consistently to all other senior executives); or

•

the relocation by the Company of the named executive officer’s principal workplace location more than 50 miles (35 miles for Mr. Pefanis and 25 miles for Mr. Ginsburg and Mr. Nevin) from the workplace location principally used by the named executive officer as of the date of the employment agreement.

A termination by Mr. Ginsburg is also for “good reason” if it is based on any of the following events:

•	the appointment by our Board of Directors of our chief operating officer, chief financial officer or president over Mr. Ginsburg’s written objection;

•	causing or permitting, without Mr. Ginsburg’s consent, any person other than Mr. Ginsburg to present and recommend the business plan to the Board of Directors;

•

subject to restrictions under our bylaws as of the date of Mr. Ginsburg’s employment agreement, February 22, 2010, reducing the hiring or firing authority of Mr. Ginsburg as in effect as of such date (it being understood, however, that Mr. Ginsburg will consult and collaborate with our Board of Directors prior to the hiring or firing of any senior manager of the Company); or

•	the appointment of a Chairman of our Board (other than a Chairman who is not an executive or an officer of the Company) without Mr. Ginsburg’s consent.

In addition, a termination by any of Mr. Ginsburg, Mr. Nevin or Mr. Pefanis is also for “good reason” if it is based on:

•	our failure to indemnify the named executive officer pursuant to the terms of his employment agreement with respect to any payments previously made to the named executive officer; or

•

the Company’s Shares ceasing to be traded on an established national stock exchange (such as the Nasdaq Global Market, the New York Stock Exchange or the Nasdaq Global Select Market) in connection with or following a change of control that occurs in connection with or following a qualified sale.

Payments upon a Termination in connection with a Change in Control

Each of Messrs. Ginsburg, Nevin, Pefanis, Griffin and Wilson will be entitled to certain benefits described if the executive’s employment is terminated pursuant to a qualifying termination during the four-month period before or the 12-month period after a change in control, as defined in the named executive officer’s employment agreement. A change in control means any of the following:

•

individuals who constituted our Board of Directors as of February 22, 2010, which persons are referred to as incumbent directors, and persons whose election or nomination for election was approved by a vote of at least two-thirds of the incumbent directors then on the Board, which persons are also deemed to be incumbent directors, cease for any reason to constitute at least a majority of our Board of Directors;

•

any person, entity or any group (other than affiliates of the Principal Stockholders), and certain other entities including our employee benefit plans, underwriters temporarily holding securities pursuant to offering of such securities, and any entity controlled by our named executive officers and our other employees, becomes a beneficial owner, directly or indirectly, of 33 1/3% of the combined voting power of our then outstanding securities eligible to vote for the election of our Board of Directors, unless the Principal Stockholders continue to beneficially own a greater number of our Shares or have the right to direct the vote of a greater number of voting securities for our directors, than that held by such other person, entity or group;

•	a dissolution or liquidation of the Company; or

•	a merger, consolidation, statutory Share exchange, sale of all or substantially all of our assets or other similar business combination, unless:

•

more than 50% of the total voting power of the surviving parent corporation immediately following the business combination is represented by our voting securities that were outstanding immediately prior to the business combination;

•

no person (other than the Principal Stockholders, an employee benefit plan of the Principal Stockholders or the surviving parent corporation, or a group in which one or more of the Principal Stockholders holds a majority of the voting power of the subject securities held by such group) is or becomes the beneficial owner of more than 33 1/3% of the total voting power of the outstanding voting securities eligible to elect directors of the surviving parent corporation; and

•

at least a majority of the members of the board of directors of the surviving parent corporation following the completion of the business combination were our incumbent directors at the time that our Board of Directors approved the initial agreement providing for the business combination.

280G Tax Gross-up

Upon a change in control of the Company, one or more of our named executive officers may be subject to certain excise taxes pursuant to Section 280G of the Code. We have agreed to reimburse each of Messrs. Ginsburg, Nevin, Pefanis, Griffin and Wilson for all excise taxes that are imposed on the executive under Section 280G and any income and excise taxes that are payable by the executive as a result of any reimbursements for Section 280G excise taxes, subject to certain potential reductions in payments and exceptions in certain circumstances with respect to the 2010 equity awards. There is no Section 280G tax gross-up amount in the above tables, based on the assumptions used in the preparation of such tables. However, depending on the facts and circumstances in existence at the time of any actual termination or change in control, we may be obligated to pay Section 280G tax gross-up amounts.

The payment of any Section 280G tax gross-up amount will be payable to each of Messrs. Ginsburg, Nevin, Pefanis, Griffin and Wilson for any excise tax incurred regardless of whether the executive’s employment is terminated, subject to certain potential reductions in payments and exceptions in certain circumstances with respect to the 2010 equity awards. However, the amount of any Section 280G tax gross-up will change based upon when the executive’s employment with us is terminated because the amount of compensation subject to Section 280G will change. In the event that no compensation is subject to Section 280G, no Section 280G tax gross-up will be paid.

See “Tax Treatment under Section 162(m), 280G and 409A of the Code – Section 280G of the Code” under Compensation Discussion and Analysis above for further discussion of the Company’s potential 280G tax gross-up obligations.

EQUITY COMPENSATION PLANS

The following chart provides information regarding compensation plans (including individual compensation arrangements) under which our equity securities were authorized for issuance as of December 31, 2009.

Plan category (d)	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
2008 Long-Term Incentive Plan (a)	96,902	$—	1,403,098
2004 Stock Option Plan	1,567,829	$6.61	387,473
Prior Stock Plans (b)	84,819	$54.58	0
Any equity compensation plans not approved by security holders	—	$—	—
Total (c)	1,749,550	$8.50	1,790,571

(a)	Represents the unvested portion of restricted share units as of 12/31/09 awarded to directors in 2008 and 2009.
(b)	Includes 20,535 unvested restricted share units as of 12/31/09 awarded to directors in 2006 and 2007. The weighted-average price relates only to the outstanding options and warrants and excludes the restricted share units.
(c)	The weighted-average price relates only to the outstanding options and warrants and excludes the restricted share units.
(d)	Equity compensation plans approved by security holders.

No equity securities of the Company are issuable upon exercise of SARs under either the 2005 SAR Plan or the 2010 SAR Plan. Each such plan provides for only a cash payment upon exercise, and we did not seek Shareholder approval of these plans. The material features of the 2005 SAR Plan and the 2010 SAR Plan are described in “Compensation Discussion and Analysis” above. As of December 31, 2009, under the 2005 SAR Plan, there were 1,996,183 SARs outstanding with weighted-average exercise price of $6.45, and there were no SARs remaining available for future issuance except for potential reallocations upon any forfeiture of such outstanding SARs following a termination of employment by a former executive. The 2010 SAR plan had not been adopted as of December 31, 2009.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related Party Policy and Procedures

It is our current written policy to prohibit all related party transactions with us unless the Audit Committee of the Board of Directors has determined in advance of the Company entering into any such transaction that there is a compelling business reason to enter into such a transaction.

There is a general presumption that a related party transaction with us will not be approved by the Audit Committee. However, the Audit Committee may approve a related party transaction if:

(1)	The Audit Committee finds that there is a compelling business reason to approve the transaction, taking into account such factors as the absence of other unrelated parties to perform similar work for a similar price within a similar timeframe; and

(2)	The Audit Committee finds that it has been fully apprised of all significant conflicts that may exist or otherwise arise on account of the transaction, and it believes, nonetheless, that we are warranted in entering into the related party transaction and have developed an appropriate plan to manage the potential conflicts of interest.

We have adopted the provisions of ASC Topic 850, “Related Party Disclosures” for purposes of disclosing related party transactions. Executive officers, directors and selected members of management are routinely asked to disclose known related party transactions. In addition, our Code of Ethical Business Conduct includes provisions prohibiting any action that would constitute a conflict of interest. Any employee, officer or director who becomes aware of a conflict or potential conflict must bring it to the attention of the appropriate personnel as provided in our Code of Ethical Business Conduct.

During 2009, we were not a party to any transaction or series of similar transactions of a material amount in which any current director, executive officer, holder of more than 5% of our capital stock, or any member of the immediate family of any of the foregoing, had a direct or indirect material interest, other than in connection with the transactions described below:

Board of Directors and Amended Bylaws

If and for so long as Quadrangle owns at least 40% of the outstanding Shares, it shall have the right to elect to increase the size of the Board by two directors, which it shall be entitled to designate.

Our stockholders agreement also includes voting agreements, certain restrictions on the transfer of our Shares, drag-along rights in favor of Quadrangle and tag-along rights in favor of Monarch, all upon customary terms and subject to certain customary exceptions (including exceptions for certain transfers among affiliates). In addition, the amended and restated stockholders agreement provides the Principal Stockholders with the right to participate on a proportional basis in any future equity issuance by us, except for issuances pursuant to registered public offerings, business combination transactions or officer, employee, director or consultant arrangements.

Registration Rights Agreement

As a condition to the consummation of the debt-for-equity exchange, we entered into a registration rights agreement with Quadrangle and Monarch. The registration rights agreement provides, among other things, that we will register, upon notice, Shares owned by such parties. Under the registration rights agreement, Quadrangle is permitted up to four demand registrations and Monarch is permitted up to two demand registrations, subject to certain conditions described in the agreement. Quadrangle and Monarch also received piggyback registration rights whereby they shall have the opportunity to register their securities pursuant to any registration statement we may file in the future, subject to certain conditions. We are also obligated to pay certain of their expenses pursuant to the registration of their securities under the registration rights agreement.

2008 Credit Agreement

On March 14, 2008, Protection One Alarm Monitoring, Inc. (“POAMI”), as borrower, Protection One, the lenders party thereto, Lehman Brothers Inc., as syndication agent, and Bear Stearns Corporate Lending Inc., as administrative agent, entered into a Credit Agreement (the “Credit Agreement”) for an unsecured term loan in the amount of $110,340,000 (the “Term Loan”) due March 14, 2013. The Term Loan lenders include, among others, entities affiliated with Quadrangle Group LLC, Monarch and Arlon Group. Three of our directors, Mr. Ezersky, Mr. Hocherman and Mr. Sippel, and three of our former directors, Mr. Nordhaus, Mr. Ormond and Mr. Rattner, are or were affiliated with Quadrangle Group LLC, one of our directors, Mr. Weinstock, is affiliated with Monarch and formerly with Quadrangle Group LLC, and one of our former directors, Mr. Tanner, is affiliated with Arlon Group and formerly with Quadrangle Group LLC.

The Credit Agreement provides that interest will accrue on the outstanding principal amount of the Term Loan at the prime rate (as defined in the Credit Agreement) plus 11.5% per annum, with interest payments due semi-annually on each March 14th and September 14th. Principal amounts outstanding under the Term Loan may be prepaid in part or in full. Any principal prepayments made prior to March 14, 2009, would have been subject to a make-whole premium as described in the Credit Agreement; however, none were made.

The Credit Agreement contains covenants, including, among other things, covenants that restrict the ability of POAMI, Protection One and its subsidiaries to incur certain additional indebtedness, create or permit liens on assets, issue certain equity securities that mature or have redemption features or engage in certain mergers, consolidations or dispositions. If an event of default under the Credit Agreement shall occur and be continuing, the principal amount outstanding thereunder, together with all accrued unpaid interest and other amounts owed thereunder, may be declared immediately due and payable.

Section 16(a) Beneficial Ownership Reporting Compliance

Pursuant to Section 16(a) of the Exchange Act and the rules issued thereunder, our executive officers and directors are required to file certain reports with the SEC. These reports disclose the amount of our Shares that is held by our executive officers and directors, in addition to changes in their ownership of Shares. Copies of these reports are required to be furnished to us. We believe that all of our current executive officers, directors and beneficial owners of more than 10% of our Shares filed all reports required for 2009 by Section 16(a) of the Exchange Act on a timely basis. Our belief that all required filings were made is based solely on our review of the copies of reports furnished to us, or on written representations to us that no such reports were required.

Audit Committee Report

The Audit Committee Report that follows shall not be deemed to be incorporated by reference into any filing made by us under the Securities Act of 1933 or the Exchange Act, notwithstanding any general statement contained in any such filing incorporating this Information Statement by reference, except to the extent we incorporate this Audit Committee Report by specific reference.

The Audit Committee of the Board of Directors has (with respect to the audited financial statements of the Company included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009):

•	Reviewed and discussed with management, management’s presentation of the audited financial statements;

•

Discussed with Deloitte & Touche LLP, our independent registered public accounting firm, the matters required to be discussed by PCAOB Independence and Ethics Rule 3526, Communication with Audit Committees Concerning Independence; and

•

Received the written disclosures and the letter from Deloitte & Touche LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding Deloitte & Touche LLP’s communications with the Audit Committee concerning independence, and has discussed with Deloitte & Touche LLP its independence.

In reliance upon the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2009.

The preceding report has been furnished by the following members of the Audit Committee:

Robert J. McGuire (Chair)

Raymond C. Kubacki

Arlene Yocum

Annex B

April 26, 2010

Independent Committee for Strategic Alternatives of the Board of Directors (the “Committee”) of Protection One, Inc.

1035 N. Third Street, Suite 101

Lawrence, Kansas 66044

The Board of Directors

Protection One, Inc.

1035 N. Third Street, Suite 101

Lawrence, Kansas 66044

Dear Members of the Committee and Members of the Board:

We understand that Protection One, Inc., a Delaware corporation (“Company”), Protection Holdings, LLC, a Delaware limited liability company (“Parent”), and Protection Acquisition Sub, Inc., a Delaware corporation and indirect wholly-owned subsidiary of Parent (“Acquisition Sub”), have entered into an Agreement and Plan of Merger, dated as of April 26, 2010 (the “Agreement”), pursuant to which Parent will acquire the Company (the “Transaction”). Pursuant to the Transaction, (i) Acquisition Sub will make a tender offer (the “Offer”) to purchase all of the issued and outstanding shares of the common stock of the Company, par value of $0.01 per share (“Company Common Stock”), for $15.50 per share in cash, and (ii) subsequent to the consummation of the Offer, Acquisition Sub will be merged (the “Merger”) into the Company and each share of Company Common Stock that remains outstanding after the Offer, other than shares of Company Common Stock held by (A) holders who are entitled to and properly demand an appraisal of their shares of Company Common Stock and (B) the Company, as treasury stock, Parent or Acquisition Sub, will be converted into the right to receive $15.50 in cash (the per share consideration in the Offer and the Merger, taken together, is referred to as the “Consideration”). The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have requested our opinion as of the date hereof as to the fairness, from a financial point of view, to holders of Company Common Stock (other than Parent or Acquisition Sub (collectively, the “Excluded Holders”)) of the Consideration to be paid to such holders in the Transaction.

In connection with this opinion, we have:

(i)	Reviewed the financial terms and conditions of the Agreement;

(ii)	Analyzed certain publicly available historical business and financial information relating to the Company;

(iii)	Reviewed various financial forecasts and other data provided to us by the Company relating to the business of the Company;

(iv)	Held discussions with members of the senior management of the Company with respect to the business and prospects of the Company;

(v)	Reviewed the financial terms of certain business combinations involving companies in lines of business we believe to be generally relevant in evaluating the business of the Company;

(vi)	Reviewed historical stock prices and trading volumes of Company Common Stock;

(vii)	Reviewed public information with respect to certain other companies with lines of business generally comparable to the business of Company (“Comparable Companies”); and

(viii)	Conducted such other financial studies, analyses and investigations as we deemed appropriate.

B-1

Independent Committee for Strategic Alternatives

The Board of Directors

Protection One, Inc.

1035 N. Third Street, Suite 101

Lawrence, Kansas 66044

We have assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. We have not conducted any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or concerning the solvency or fair value of the Company, and we have not been furnished with such valuation or appraisal. With respect to the financial forecasts that we have reviewed, we have assumed, with your consent, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company. We assume no responsibility for and express no view as to such forecasts or the assumptions on which they are based. We note that because the Comparable Companies have significant lines of business which differ from the business of the Company, we believe a comparable companies analysis is not generally relevant in evaluating the business of the Company.

Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof. We do not express any opinion as to the price at which shares of Company Common Stock may trade at any time subsequent to the announcement of the Transaction.

In rendering our opinion, we have assumed, with your consent, that the Transaction will be consummated on the terms described in the Agreement, without any waiver or modification of any material terms or conditions. We also have assumed, with your consent, that obtaining the necessary regulatory or third party approvals and consents for the Transaction will not have an adverse effect on the Company or the combined company. We do not express any opinion as to any tax or other consequences that might result from the Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that you obtained such advice as you deemed necessary from qualified professionals. We express no view or opinion as to any terms or other aspects of the Transaction (other than the Consideration to the extent expressly specified herein), including without limitation, any Tender and Support Agreement. In addition, we express no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the Transaction, or class of such persons, relative to the Consideration or otherwise. Our opinion addresses only the fairness, from a financial point of view, of the Consideration to be received in the Transaction by the holders of Company Common Stock as a whole, without regard to individual circumstances of specific holders with respect to control, voting or other rights or aspects which may distinguish such holders.

Lazard Frères & Co. LLC is acting as financial advisor to the Committee and the Board of Directors of the Company solely to provide an opinion in connection with the Transaction and will receive a fee for our services, a substantial portion of which is payable upon the rendering of this opinion. We (i) in the past have provided and currently are providing investment banking services to certain portfolio companies of a shareholder of the Company, (ii) in the past have provided investment banking services to GTCR Golder Rauner, LLC (“GTCR”) and certain of its portfolio companies and (iii) currently are providing financial advisory services, to our knowledge, to one portfolio company of GTCR, in each case for which we have received and may receive compensation. In addition, in the ordinary course of their respective businesses, Lazard Frères & Co. LLC and LFCM Holdings LLC (an entity indirectly owned in large part by managing directors of Lazard Frères & Co. LLC) and their respective affiliates may actively trade securities of the Company, securities of affiliates of shareholders of the Company and/or the securities of affiliates of GTCR for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities. The issuance of this opinion was approved by the Opinion Committee of Lazard Frères & Co. LLC.

B-2

Independent Committee for Strategic Alternatives

The Board of Directors

Protection One, Inc.

1035 N. Third Street, Suite 101

Lawrence, Kansas 66044

We have been advised that J.P.Morgan solicited indications of interest from third parties regarding a potential transaction with the Company, and so we were not authorized to, and we did not, solicit indications of interest from third parties, nor were we involved in the negotiation or execution of the Transaction. In addition, we were not requested to consider, and our opinion does not address the relative merits, of the Transaction as compared to any other transaction or business strategy in which the Company might engage or the merits of the underlying decision by the Company to engage in the Transaction.

Our engagement and the opinion expressed herein are for the benefit of the Committee and the Board of Directors of the Company (in their capacities as such) and our opinion is rendered to the Committee and the Board of Directors of the Company in connection with their evaluation of the Transaction. Our opinion is not intended to and does not constitute a recommendation to any stockholder as to whether such stockholder should tender its shares or how such stockholder should act with respect to the Transaction or any matter relating thereto.

Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be paid to holders of Company Common Stock (other than Excluded Holders) in the Transaction is fair, from a financial point of view, to such holders.

Very truly yours,

LAZARD FRERES & CO. LLC

By	/S/ JEAN S. GREENE
Jean S. Greene
Managing Director

B-3